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REGISTRANT'S NAME NABI North American Bus Industries

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JUN 13 2002

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FILE NO. 82- 4925 FISCAL YEAR 12-31-01

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DATE : 6/6/02



Global Bus Innovation

NABI

Annual Report and Accounts 2001



NABI designs, produces and services buses and coaches and develops technology and business processes so as to deliver dependable and efficient transport solutions for our customers. Every product is designed to minimize operating costs and provide high levels of comfort to make bus and coach travel attractive, which assists our customers to win more passengers. We recognize the importance of stable and competitive long-term business relationships with all of our business partners and that our future success depends upon the commitment and effectiveness of a motivated and highly trained workforce.

2001 Financial Highlights

Millions of US Dollars except ratios and where otherwise indicated

	2001	2000
Overall performance		
Vehicles sold (units)	1,319	960
Total revenue	345	248
Net income	8	2
Earnings per share	1.73	0.39
Operational performance		
Gross profit	45	33
EBITDA	23	15
Operating income	14	11
Financial status		
Cash and cash equivalents	2	3
Total assets	221	191
Long term debt	32	29
Net debt / Equity	0.93	1.28
Shareholders' equity	71	63
Margins and ratios		
EBITDA margin (%)	6.57	6.09
Operating margin (%)	4.12	4.24
Net margin (%)	2.31	0.70

Contents

Report of the Directors

Introduction

In 2001 the NABI Group, one of the ten largest bus manufacturing groups in North America and the European Union, significantly improved its sales and consolidated its acquisition of Optare in the United Kingdom.

It was a year in which, despite the economic challenges following the terrorists' attacks in the United States in September, we were able to make significant progress in securing the Group's objective of positioning itself as a leading supplier of buses and other passenger-carrying vehicles on a global scale. This means that NABI:

- Is firmly established as the second-largest supplier of transit buses in the US, with a substantial increase in both sales and market share;
- Has entered the private sector market in the US, where it has not previously competed, with an innovative low-floor small bus;
- Has a major presence in the highly competitive UK market for buses and small coaches, and has now supplied all of the country's largest privatized operating groups;
- Has an estimated market share of 18 percent of the US heavy duty transit bus market and 8 percent of the UK city bus market;
- Is developing revolutionary technologies, particularly the introduction of the lighter and more fuel-efficient CompoBus™;
- Is building new, or significantly enhancing, efficient manufacturing bases in the US, the UK and Hungary;
- Is harvesting the talents and capabilities of its people - now numbering nearly 1,900 on two Continents; and
- Is exploiting the product and market synergies it has available throughout its worldwide operations.



Results

Consolidated net sales value rose by 39 percent year-on-year to US$ 344 million, resulting from a more than 37 percent increase in unit vehicle deliveries, up from 960 in 2000 to 1,319 in 2001, together with a 21.3 percent growth in aftermarket parts and service revenue to US$ 38.2 million. Over 88 percent of total revenues were derived from bus sales, with the remainder coming from parts and service.

The revenue relating to 75 vehicles out of the 1,319 delivered during the year is being recognized over the periods between five and six years. The amount recognized in 2001 in respect of these vehicles is US$ 0.8 million and is in addition to the net sales value.

Gross profit grew by 34.9 percent while operating income rose by 35.3 percent compared to the same period of 2000. Net income was US$ 7.95 million (US$ 2.78 million in 2000 reduced to US$ 1.74 million after adjustment for the cumulative effect of a change in accounting policy) and delivered a fourfold increase in earnings per share to US $1.73 in 2001 (from US$ 0.39).

Significant expenditure continued to be incurred on Research and Development to create new products and manufacturing processes, providing the Group with its own patented technology. During the year new products were introduced into series production; additional costs relating to the pre production phase were charged as they were incurred.

The improved results achieved in 2001 were due to two important factors - rising sales in the US, where the Group is one of the few strong and profitable suppliers in the transit bus market, and the first full year of consolidation of Optare in the UK, which was acquired in February 2000.

US transit bus market

Our strong performance in the North American transit bus market continued - by the year-end we had delivered a total of some 3,000 buses since we entered the market and had a further 3,000 on order or on option. This order backlog amounts to three year's production and is worth some US$ 1.1 billion.

The Company's unique blend of manufacturing and engineering capabilities in both the US and Hungary gives it tremendous advantages and resilience in challenging market conditions and has enabled it to win sales from 19 of the 50 largest fleet operators.

Buses are designed and the shells built in Hungary, where skills are high and manufacturing costs are comparatively low with final assembly and the installation of high-cost components being undertaken in a state-of-the-art facility in Alabama. Sales and marketing is managed from California, close to many principal customers.

New technology - the CompoBus™

NABI is a world leader in fiber-reinforced composite technology for buses, which is set to play a major role in improving the efficiency and environmental friendliness of our customers' operations. In both appearance and technology, our advanced 45ft bus model embodies this approach, allowing more passengers to be carried without a weight penalty, resulting in improved fuel efficiency per passenger carried.

Our reputation for cost-effective, reliable products was initially won with conventional buses using mostly steel construction. Now, at a time when the imperative is to entice more passengers out of their cars and on to public transport, a new line of transit buses is being produced called CompoBus™.

These vehicles offer such features as easy-access low-floor designs built using SCRIMP® technology, a revolutionary fiber-reinforced composite construction process.

NABI has secured an exclusive worldwide license for the application of this SCRIMP® technology for buses from its originator, TPI Composites Inc. During 2001, litigation between NABI and TPI was settled amicably allowing production of the CompoBus™ line to commence. A prototype vehicle successfully passed mandatory US testing in 2000.

By the end of 2001, a total of 114 CompoBus™ vehicles were on order, including 56 45C-LFW LNG for the city of Phoenix, Arizona, 20 40C-LFW CNG for Los Angeles County Metropolitan Transportation Authority and a further 8 45C-LFW LNG buses for Tempe, Arizona. Additionally, in January 2002 Los Angeles awarded us a second contract for a further 30 of the CompoBus™ design.



The US private sector

The delivery during 2001 of UK-built buses to a major private sector US customer - American Eagle Airlines (AEA) - takes the company into a new sales arena and demonstrates the real potential for exploiting our products in new markets.

The NABI 30LFN model, developed from the Optare Solo, is now in service at AEA's operations at airports across the USA and in Puerto Rico. Re-engineering the Solo to meet US requirements proved to be a demanding technical and production program but the low-floor design offers the operator significant competitive advantages. In particular, it delivers for passengers - frequently encumbered with luggage - easy access, with one low step to a flat floor.

The AEA order, which has the advantage of displaying NABI's new product at strategic sites across the US, represented our first sales in the private bus market. Selling into this fully commercial market requires different techniques than in the transit bus sector, where public procurement tenders are used, and we have been able to combine the local knowledge of our US sales team with the private market experience of their UK colleagues.

As a result, NABI started to establish a nationwide dealer network during 2001 to sell the 30LFN model. We received strong interest in the product from a variety of potential dealers and we expect to have appointed 10 by the end of 2002, each capable of delivering the levels of customer support and service that NABI expects.

The UK marketplace

In the UK, our subsidiary, the Optare Group - Britain's third largest transit bus maker when it was acquired in 2000 - is also a business that utilizes innovative design and technology.
It enjoys a reputation for producing attractive, advanced vehicles and led the transition to low-floor products. Despite strong competition, Optare has increased its market share, with its in-house designed line of integral buses in which body and chassis form a single structure.

The latest model - the Optare Alero - features lightweight and corrosion-proof composite construction technology and is designed to improve traveling conditions for many disadvantaged passengers. Until the Alero was introduced, those with impaired mobility had little alternative to riding on what are effectively converted trucks.

Deliveries of the Alero commenced towards the end of 2001. Work began on a substantial expansion of the Rotherham facility to manufacture up to 500 units of the model each year, enabling our total production of vehicles in the UK to reach over 1,000 units per year once the expansion comes on stream in mid-2002.

For most of 2001 the UK bus market was affected by lower investment levels by the big operating groups and other economic factors, but by the fourth quarter our order-backlog had strengthened, with deliveries of some products, including double deckers, scheduled through to the end of 2002. During 2001, Stagecoach - the last of the UK's major bus operators not already on our customer list - took delivery of its first 40 Optare vehicles while the large UK operator, First Group, took delivery of its 100th Optare Solo.

In addition to its transit buses, Optare sells several luxury midi coaches in the UK, an important niche business that accounts for some 15 percent of UK turnover. Optare's range of coach-built vehicles is based on Mercedes-Benz chassis and in 2001 deliveries of a new 16-seat vehicle began, a revised version of the larger 39-seat model was introduced and plans for a new entry-level product were unveiled.



Report of the Directors

Exploiting transatlantic synergies

The NABI businesses share a philosophy of product and technological innovation and are working to jointly exploit a number of synergies. The delivery of UK-sourced products into the US private sector market has begun and underframes for the Optare Alero are being shipped from our production plant in Budapest.

Left-hand-drive versions of the Solo and Excel have been developed since these models offer an excellent platform for NABI's entry into the 25,000 unit per year European bus and coach market. Early in 2002 the company's initial order for the Excel was won, from a Hungarian operator.

Customer service

In both the US and UK, NABI is committed to providing its customers with the highest levels of aftersales service and support as the way to secure repeat business and ongoing customer satisfaction.

In both countries the Group's share of aftermarket parts sales for buses and coaches exceeded our new vehicle market share, indicating the growing business in selling parts for other makes of vehicles.

In the UK, we have invested considerable energies in establishing the UniTec brand, which offers customers a 'one stop shop' approach to their parts and service needs, enabling them to control their maintenance costs and ensuring that their requirements are met from inside our organization without the involvement of third party suppliers.

In North America, we have added to our aftersales capability with the consolidation of the parts operations on to a single site in Ohio, operating in conjunction with the established Service Center in Upland, California. The aftersales operation obtained the ISO9002 certification during 2001.

This emphasis on serving customer needs after the vehicles are delivered is wholly appropriate given that the service life of transit buses can be as much as 15 years, with the supplier being contracted to maintain supplies of parts together with service expertise for at least this period in many US public tenders.

Expanding production

While work is underway to increase output in Rotherham and Anniston, Alabama, and to streamline processes in Leeds, it is on the new Kaposvár facility in Hungary that most production management attention is being focused. CompoBus™ production is scheduled to commence there in mid 2002.

The first phase of construction at this 'green-field' site was completed on schedule. Before the end of 2001 the process of transferring the required technology from TPI to NABI had begun and workers from Hungary were being trained in SCRIMP® construction methods in the USA.

The future

The Group's sales growth in the North American transit bus market and its successful consolidation of the Optare business has established a secure platform for future business development. The Group is encouraged by the high level of repeat business being won from customers on both sides of the Atlantic.

Sales in the important US private sector have begun, the installation of production capacity to grow Alero sales is well underway, start-up of the important new Kaposvár facility is on schedule and work on developing sales on the European Continent is beginning.

Last year the Group delivered significant growth and is now harvesting the benefits of bringing together the management teams of the NABI businesses in Hungary, the UK and the US. Together, our executives have a wealth of experience and talent, enabling us to be leaner and more agile than many of our larger competitors, which tend to be slower to react to technological advances and market developments.

However, the inherent lack of liquidity in the Budapest Stock Exchange, where the Company's shares are listed, has played a critical role in the continuing weakness in our share price.

The outlook for 2002 is good, despite overall market conditions that remain less than strong in the face of the global economic slowdown and following the events of September 2001. With our strong order-backlog, delivery rates are improving as extensions to our production capacity come on stream. These achievements, with expansion into the US private and European transit bus markets, should allow our Company to grow at a rate of some 15 percent per annum in the period 2002 to 2005.

In the year ahead, our combined management team will be able to focus strongly on key business issues following the satisfactory resolution of a number of time-consuming and unproductive issues last year.

On behalf of the Board of Directors we would like to pay tribute to the ongoing commitment of our combined workforces across two Continents. We can keep ahead only by their drive and enthusiasm and we take this opportunity to thank them.

Péter Róna
Founding Chairman

Andy Rácz
Chief Executive Officer



Board of Directors

Péter Róna,
Founding Chairman

Age 60. Founded the NABI Group in 1992. He is also Deputy Chairman of the First Hungary Fund and Chief Executive of Rona & Co. A former President and Chief Executive Officer of IBJ Schroeder Bank and Trust Co.

Andy Rácz,
Age 55. Has held the position of Director, President and Chief Executive Officer since 1992. With 30 years experience in the bus industry, he was previously chief engineer of Ikarus.

Csaba Zoltán,
Age 39. Director, Chairman of the Audit & Budget Committee. A Senior Investment Manager at Rona & Co, he was formerly a business consultant to the First Hungarian Investment Advisory Ltd.

John F. Horstmann,
Age 52. Director, Chairman of the Remuneration Committee. Has been a member since 1997. With 25 years of legal experience, he is also a Partner in the United States law firm of Duane, Morris & Heckscher, where he is Chairman of the Reorganization and Commercial Finance Section.

Mark Pejacsevich,
Age 79. Director and a member since 1997. He is also a member of the Securities Institute in London, and holds a number of non-executive positions. Until 1996, he was the Senior European Advisor at Robert Fleming Securities, London.

Tamás Felsen,
Age 62. A member since 1997, he manages his own consultancy business in Hungary. A former Senior Vice President of Hungaria Hotels Rt. where he was responsible for strategic and business planning.

Russell Richardson,
Age 53. Director and Chief Operations Officer since 2000. The founder of Optare Holdings where he has served as its Managing Director since 1993. He brings to NABI, 30 years of experience in the bus industry.

Scheduled Meetings

The Board of Directors holds four regular meetings in a year as set out in the Corporate Calendar. These meetings deal primarily with strategic issues, business planning and performance, the closing of the business year and preparation for the Annual General Meeting of Shareholders. Written resolutions are passed in between meetings and extraordinary meetings or telephone conferences are held when the need arises.

Board Committees

The Board of Directors has two permanent committees. The Audit & Budget Committee deals with reports, forecasts, plans and other financial matters, while the Remuneration Committee is responsible for compensation, the granting of share options, nomination of Directors and other personnel issues. The committees typically meet prior to plenary sessions of the entire Board of Directors to consider relevant agenda items and develop recommendations.

Left to right: (Back Row) Csaba Zoltán, Russell Richardson, Tamás Felsen, Mark Pejacsevich, (Front Row) Andy Rácz, Péter Róna, John F. Horstmann,



Locations



United States of America

Woodland Hills, CA

Primary function: sales office

Products: All NABI products for the US market

Office area: 2,700sq ft

Employees: 9

Qualifications: ISO 9001

Upland, CA

Primary function: service workshop

Site area: 1.5 acres of land, 16.500 sq ft covered

Employees: 13

Anniston, AL

Primary function: final assembly of buses

Products: 35/40/40C/45C/60-LFW and 40/60-SFW integral buses

Technologies applied: painting, electrical, mechanical and final assembly

Site area: 256,180 sq ft covered, on 30 acres of land

Employees: 569

Qualifications: ISO 9001

Delaware, OH

Primary function: aftermarket parts sales and distribution

Products: All makes and models of transit buses operated in the US

Site area: 60,000 sq ft covered

Employees: 47

Qualifications: ISO 9002


Delaware, OH
Upland, CA
Woodland Hills, CA
Anniston, AL







United Kingdom

Leeds

Primary function: production of transit buses

Products: Solo, Excel, Spectra, sales and distribution of spare parts

Technologies applied: welding, painting, electrical, mechanical and final assembly

Site area: 150,000 sq ft covered, on 6.8 acres of land

Employees: 359

Qualifications: ISO 9001



Rotherham

Primary function: production of vehicles, UNITEC Service Center, sales and distribution of coaches

Products: Nouvelle, customized Solo, Alero

Technologies applied: welding, painting, electrical, mechanical and final assembly

Site area: 35,000 sq ft covered, on 4 acres of land

Employees: 145

Qualifications: ISO 9001

Leeds

Rotherham

Hungary

Budapest

Primary function: painted steel bus body production

Products: 35/40/60-LFW and 40/60-SFW integral bodies, and the Alero underframe

Technologies applied: welding, painting, body assembly

Site area: 245,000 sq ft covered, on 14 acres of land

Employees: 695

Special: Group head office operates on the site

Qualifications: ISO 9001, ISO 14001

Budapest

Kaposvár

Kaposvár

Primary function: CompoBus™ body production

Products: 40C-LFW, 45C-LFW, composite components

Technologies applied: SCRIMP®

Site area: 53,820 sq ft covered, of 56 acres of land

Employees: 39



Products, Markets and Customer Service

NABI has a well-earned reputation for delivering leading technology and advanced product lines in the North American marketplace. Our consolidation of Optare in the UK, achieved during 2001, enables the Group to also offer such products in European markets.

North America

In North America these span two classes of vehicles: public transit buses and buses designed for the private sector, the first of which represents our core market.

NABI achieved its initial sales success in the USA through the design and manufacture of a full line of transit buses built by conventional techniques but utilizing the unique combination of manufacturing resources in Hungary and in the USA.

This combination provides certain inherent advantages in meeting the demanding requirements of North American transit bus operators. Design, engineering and manufacturing are divided between our operations in Anniston, Alabama and - in Hungary - at Budapest and, in the future Kaposvár, allowing us to take advantage of the relatively low-cost, high-skills base in Hungary and the advanced facilities of our purpose-designed assembly plant in Anniston. No other supplier in the North American transit bus market can draw upon such an advantage.

Based upon our current order backlog, we anticipate a market share increase from 18 percent to our target of more than 20 percent in 2003, amounting to the delivery of almost 1,000 buses a year, while continuing to focus on sales to the larger transit bus operators.

The production advantages of Hungary

The attributes of Hungary as a source for both design and manufacturing expertise have not been widely appreciated outside the country, but this is changing rapidly. Already major motor industry players such as Volkswagen/Audi, General Motors/Opel and Suzuki have established plants in Hungary in order to take advantage of a well-educated, highly-skilled and motivated workforce inspired by newly westernized political and economic systems.

Hungary itself is already part of NATO and will shortly join the EU as a full member, underlining the pace at which it has moved forward since the post-War period. However, even during that era, Hungary claimed to be the world's largest bus producer, supplying vehicles throughout Eastern Europe and many countries beyond. Indeed, the Technical University of Budapest is one of a mere handful of elete engineering universities in the world with a specialized bus engineering curriculum. Graduates of this program liberally populate the engineering staff of NABI.

This history gives NABI a long experience in transit bus design and manufacture and a deep understanding of customer requirements. Initially this led to conventional bus designs using proven steel construction methods. However, NABI is now breaking this mould and developing revolutionary models entirely of its own concept and design, using new materials and construction methods destined to transform operating practices and efficiencies.


RTD
TheRide


66 Town Centre
Via Main Street
Stagecoach
KX51 CRU

The future for bus design: CompoBus™

Many of these new principles are incorporated in the CompoBus™ line, which is largely constructed of advanced composite materials using SCRIMP® technology. This is a patented manufacturing process for which NABI holds the worldwide rights for bus applications. Already proven in such demanding roles as racing yacht hulls and automated airport people-movers, this approach gives bus operators dramatically lighter vehicles from which the risk of structural corrosion is eliminated.

In these times of environmental pressures on operators who must run buses in congested urban areas, achieving a lower overall weight delivers real benefits. Less fuel is burned and less pollutants are emitted, assisting operators and regulatory agencies in achieving their ambitions and commitments with regard to serious and politically sensitive environmental issues.

The practical result is that, in the important full-sized bus sector, NABI has added to its standard vehicle line the forty-five foot 45C-LFW model. Five feet longer than other vehicles in this category, and able to carry 20 percent more passengers, this vehicle weighs no more, and thus uses no more fuel, than a typical forty foot steel bus. Combining this new construction material with an advanced low floor design delivers greatly enhanced accessibility for all passengers, particularly those whose mobility is impaired.

NABI's product line is gradually switching to low floor designs and its key new models - the 40C-LFW and the 45C-LFW - are both easy to operate and easy to access. As well as composite body structures, these vehicles have multiplexed electrical systems offering enhanced reliability and easy fault diagnosis. NABI was the first to introduce this to the transit bus market in the US, and Optare also pioneered similar technology in the UK.

New designs and concepts such as the CompoBus™ are vital in what remains a strongly competitive market. NABI currently sells to 19 of the 50 largest fleet operators in the USA, each having hundreds if not thousands of vehicles in service.

Outlook in the US market

Funded up to 80 percent by Federal Government subsidies - secured through the multi-year Transportation Equity Act for the 21st Century - the US transit bus market has increased substantially from around 3,700 units a year in 1997 to approximately 5,000 units in 2001. This increase has been supported by a steady increase in ridership figures demonstrating the changing attitudes towards public transportation in urbanized areas of the United States.

The Group expects the US transit market to remain at its current level of 5,000 units per annum for the foreseeable future resulting in a steady demand for NABI products.

In the North American private sector - where NABI has not competed previously - the challenges are different. This is a sector where small, privately run fleets often purchase through dealers who also provide service support. NABI is now establishing a national network of dealers and the first have already been appointed. As a secondary sales channel, NABI will continue to identify and bid upon direct sales opportunities with major users of shuttle buses such as airlines and automobile parking lot companies.

The private shuttle bus market sector demands an entirely different type of vehicle than the city transit operators and, until its acquisition of Optare, NABI had no suitable product with which to compete. However, in 2001 NABI was able to enter this sector with its new 30LFN model. Derived from the award-winning Optare Solo, this low-floor, mid- size bus proved an instant success with its first customer - American Eagle Airlines.

Together, NABI and Optare engineers created a product specifically configured for the North American market. Equipped with left hand drive, a new power unit and a powerful air-conditioning system, the 30LFN operates in a variety of climatic conditions across the USA providing airside services for American Eagle passengers. The sale of 75 of this new NABI model to American Eagle constitutes an important inroad in establishing a presence in this specialized market.

This market segment is more sensitive to the overall state of the economy than is the case in public transit. Nevertheless, a strong possibility exists for NABI to gain market share utilizing its public transit reputation and superior products.


Metro Rapid

Products, Markets and Customer Service continued

UK market

Selling to the private sector is the norm for Optare since the British bus market is largely deregulated and privatized. By 2001 Optare had delivered buses to all seven of the country's largest operating companies, underlining the strength of its wholly low-floor bus models. Its three core and class-leading vehicle lines- the Excel full-size single decker, Solo small bus and revolutionary new Alero product - all feature easy access designs and each led the market even before legislation enforced low floor models in all sectors.

In 2001 a significant update of the Excel design took place to further enhance the appeal of this model. The Solo continues to be a successful product with more than 1,000 in service or on order from operators throughout the UK and now in the USA as the NABI 30LFN. Its design - honored by both a Queen's Award for Innovation and a Design Council "Millennium Product" Award - has proved a winner in every sense and one which still has few direct competitors.

The Alero effect

Optimum packaging of critical components to allow for a wide doorway and low steps immediately behind the front axle is the secret of the Solo's success, and the same approach has played a vital role in the design of the new Alero. This is a small vehicle - with space for 16 seated or wheelchair bound passengers - but it has a low floor, full climate control, air suspension and integrated safety standards - all features normally associated with big buses. Incorporating these features in a package which is attractively priced when compared with the truck conversions normally sold in this sector of the market provides the Alero's unique selling proposition.

The Alero is now creating a new market sector for itself, with principal purchasers being companies and local authority-funded organizations that run rural, community, dial-a-ride and other services aimed at those passengers unable to access other modes of transport. Alero's one-piece composite body technology - a first in the UK for any class of passenger vehicle - provides the same weight and corrosion advantages as NABI's CompoBus™ concept in the US.

Although both the Alero and the CompoBus™ projects were well advanced before Optare was acquired by NABI, the two vehicles demonstrate a common thought process on behalf of the two engineering teams. Now those teams - amounting to over 80 engineers in three countries - are linked and share information and expertise.

Coach models

Aside from its transit bus products, Optare has several successful midicoach models. Until now these products - principally, the Nouvelle, Solera and Soroco - have had coach bodies mounted on chassis sourced from Mercedes-Benz. However, the most recent addition to the product line, the 16-seat Bonito, which is a new entry level model, is based upon the Ford Transit chassis. These vehicles, several of which are built to Optare's demanding specifications by a Spanish coachbuilder, have earned themselves a useful sales niche in the coach market, with their strengths being particularly appreciated in the hotel and airport transfer markets.


OPTARE
X17


15 Kossuth tér
EXCEL



Aftermarket sales

Providing first rate access to aftermarket spare parts is critical to success in the bus business for two reasons. First, in an industry where typical service life may be 15 years or more, bus operators demand good service to ensure their buses stay where they belong - on the road in passenger-carrying operation, and secondly, spare parts sales represent an important revenue and margin stream for the manufacturer.

Established four years ago, NABI's Aftermarket Division has achieved an estimated 8 percent share of the US transit bus parts market which, since this is larger than its vehicle market share, confirms the company's considerable success in selling spare parts. In the UK, Optare achieved 14 percent of its total sales in 2001 from parts sales, again underlining the importance of selling aftermarket parts across the industry.

E-commerce purchasing technology will eventually spread throughout the aftermarket arena and will be readily adopted by the larger transit operators. In the UK the Group is already testing its own e-commerce marketplace.

A trend towards the outsourcing of bus fleet maintenance is clear in the privatized UK market, as operators focus more strongly upon their core businesses of marketing and operating bus services, and this may be expected to spread to the US transit bus market. Contract maintenance services offer NABI the chance of participating in a stable, high value-added business that is not capital intensive, secures parts sales orders and provides operational and maintenance information for bus manufacturing and new product development.

New markets

The Group's first step into the European marketplace was the acquisition and consolidation of Optare. We plan to further diversify our geographic coverage and to establish a market presence in the 25,000-unit per annum (including intercity coaches) EU bus market. The innovative product line, unique composite technology, low-cost manufacturing capability in Hungary and high quality standards create an opportunity for the NABI Group to become a recognized player in selected segments of major European markets.

In the US, an important emerging market is Bus Rapid Transit, or BRT. This is the utilization of specialized, high-capacity low-floor buses, sometimes in dedicated lanes or roadways, to provide higher speed and higher capacity services as a cost-effective alternative to light rail. NABI finds itself ideally positioned to take advantage of this new market not only with its high capacity, low-floor full-sized buses, but especially with its super-capacity 45C-LFW Compobus™ as well as its mega-capacity 60LFW articulated bus.

NABI has already delivered hundreds of such BRT vehicles to the second largest US transit operator, the Los Angeles MTA. NABI 40LFW buses are used exclusively by the MTA for its highly popular "Rapid Bus" BRT service. These vehicles are operated in specially designated corridors using clean burning natural gas fuel, unique kiosks for boarding and alighting passengers, and traffic-signal priority systems to eliminate unnecessary stops at boulevard traffic lights. The MTA has also ordered 30 new 45C-LFW Compobus™ vehicles to expand this popular service. Marketing efforts are now underway to make other US operators and consultants aware of the possibilities of NABI's 45C-LFW and 60LFW models.



Product Development


Solo

Philosophy

Introducing new technologies and devising innovative solutions have always constituted fundamental elements of NABI's and Optare's strategies. Our substantial market shares have been won through carefully planned product development programs that in 2001 bore several fruits, further enriching the Group's product portfolio.

New technologies

The introduction of SCRIMP®, the fiber-reinforced composite technology used to manufacture CompoBus™ bodies, together with completion of the SCRIMP® factory at the Kaposvár Manufacturing Facility, has led to the increased application of composite components on traditional steel structured vehicles. The SCRIMP® license and its related design know-how is being patented, transforming the company into the only bus maker in the world to possess substantial proprietary bus construction technology.

2001 achievements

NABI is a pioneer in utilizing three-dimensional CAD systems in design and continues to strengthen its capabilities through co-operation with technology-orientated educational institutions in the countries in which the Group operates. Virtual testing capabilities of both a static and dynamic nature were considerably enhanced during 2001.

Our steel-bodied traditional product line in the USA was further developed with the completion of two new models: the 30LFN and the 60LFW, a low floor 60-foot articulated bus that extends the product line into a new area.

This new model, together with the 30LFN, a 30-foot medium size low floor vehicle derived from the multiple award winning Optare Solo model from the UK, means that we are capable of delivering to the US market an integrated product line-up including both low and standard floor height vehicles ranging from 30 to 60 foot in length and powered by either diesel or natural gas.

Completion of the design work on the 45C-LFW model has produced the second vehicle in the revolutionary CompoBus™ product line. This 45-foot long, low-floor vehicle offers seating for 20 percent more passengers than traditional 40-foot buses yet still meets axle weight statutes using a single pair of axles. This unique design effectively fulfills the low overall life-cycle-cost principle endorsed by the US Department of Transportation.

Design engineering of Optare's 16-seat small bus, the Alero, was also completed during 2001. The class-leading Alero attests to Optare's engineering capabilities,with its superior technical features such as a stainless steel frame structure combined with a single-piece, molded, composite outer skin. The Alero provides a safe and comfortable ride for passengers coupled with the long lifetime and low maintenance requirements demanded by operators.

Future goals

NABI will continue to introduce new products with advanced features in the coming years, such as hybrid drives, lightweight construction, lower fuel consumption and enhanced styling and comfort. These are drivers for success both for our customers and for our products.

To deliver these advances we are continually enhancing our engineering capabilities with new software introductions and with an ongoing intensive training regime being undertaken by engineering staff. New products for the UK and the Continental European market will be introduced during 2002 that will provide the impetus to reinforce our existing market positions as well as providing opportunities in new markets for the Group.


COMPOBUS
NABI
Bus Rapid Transit

Care for the Environment


A
LOW
EMISSION BUS
PROTECTING THE ENVIRONMENT

Approach

NABI designs, manufactures and markets products and services in a safe, environmentally sound and socially responsible manner. This includes giving full consideration at all levels of the decision-making process on the impacts of our actions on the environment and on the health and safety of our employees, customers and the public. We believe that responsible environmental, health and safety policies enhance economic success and customer satisfaction as well as ensuring that public expectations are met.

The product line

NABI's products are a visible testament to the company's environmental commitment. Natural gas fueled vehicles made up 77 percent of US production, while stainless bodied buses - that require substantially less chemical surface treatment in the manufacturing process - made up more than half of the vehicles delivered. Environmental concerns are also addressed by NABI's new CompoBus™ product line which is both lightweight and contains no steel in its body structure.

Operating the more fuel efficient CompoBus™ models will not only improve the air quality of inner cities but will constitute a major improvement in steel production related emissions as manufacture takes place using a patented closed cycle technology.

CERTIFICATE NUMBER:
202013

Daily operations

NABI takes a comprehensive approach to addressing the environment in which it operates. Codified Environmental Management Systems (EMS) are being developed that affect not only the production but workplace health and safety issues as well. The Budapest Plant obtained the ISO 14001 certification to its EMS in 2000 and has since then prepared an annual audited environmental report. It is also the one closest to becoming accredited according to the BS8800 standard for workplace health and safety. It is intended that our other plants will follow suit during the coming years.

While NABI routinely monitors its own emissions, it was also subject to numerous checks performed by regulatory authorities during 2001. None of these found levels of emissions to be in breach of statutory limits. As a result of the multi-year investment program into advanced technologies and environmental protection measures, the use of resources such as electricity, natural gas and water were all carefully controlled and in some cases reduced during 2001, while harmful emissions continued to diminish.

Training

Associates and employees are routinely trained in safe operating practices and in the safety and environmental requirements applicable to their areas of responsibility. NABI also provides training to its customers regarding the environmentally sound operation and maintenance of its buses as part of the training package provided under the terms of its sales contract.


IS REQUIRED FOR
LNG
FUELING

Human Resources



The Group recognizes and appreciates the roles of its employees in its successes. With this in mind it devotes considerable attention to maintaining the motivation and skills of the workforce as well as providing a safe, comfortable and efficient workplace. Good communications and regular consultations between management and employees are encouraged so that everyone is regularly made aware of all the factors which affect them as employees, the impact of market conditions on our overall business and the performance of NABI's individual operating units.

Headcount

During 2000 employee headcount increased by 30.3 percent compared to 1999 in order to meet the requirements of the increased order backlog and a further 39.2 percent due to the acquisition of Optare. In 2001 there was a further 7.1 percent increase attributed to the UK and Hungarian operations to support increased levels output and the expansion in Kaposvár.

Compensation

During 2001 we continued to implement a compensation system, based upon individual personal development and performance both in respect of work quality and quantity of output. This system has delivered substantial efficiency increases, especially in the US.

Management is incentivized by a system utilizing key performance indicators which are benchmarked to business plan targets as well as industry best practice.

A qualified workforce

NABI's workforce received substantial training to enhance the qualifications of its skilled workers, engineers and other professionals. For Hungarian employees, an extensive English language program aimed at improving Group integration continued, with extracurricular learning on an individual basis being supported. Over 250 employees of the Group hold at least one university or college degree.

Synergies

For the first time in 2001, the full benefits of the Optare acquisition in terms of widening the abilities of the management team could be seen. Considerable exchange of ideas and operating practices have taken place and a new senior management group has been formed consisting of Andy Rácz, Chief Executive Officer, Russell Richardson, Chief Operating Officer, Roger Fossey, Chief Financial Officer and Peter Horvath, Deputy Chief Financial Officer. This group implements the strategy as agreed by the Board, monitors the performance of each operating unit and ensures that the full benefits of the integrated businesses are delivered.

The harmony with which the entire management group works is a good indicator of the potential for the future expansion of the Group's business in new markets.

Recognition

NABI's Chief Operating Officer, and the Managing Director of Optare, Mr Russell Richardson, was awarded the prestigious Wedlake Saint 2001 Award for his Services to the UK Bus Industry. Mr. Richardson, founder of Optare, has 30-year experience of the UK bus industry.



Statement of Directors' Responsibilities

The management of NABI Rt. has prepared the accompanying financial statements for the years ended December 31, 2001and 2000, and is responsible for their integrity and objectivity. We maintain a system of internal accounting controls, which are designed to provide reasonable assurance that, amongst other things, transactions are properly executed and financial reports are dependable. Our financial and accounting policies, practices and reports are regularly reviewed by the Audit & Budget Committee of the Board of Directors.

Roger Fossey

Roger Fossey

Chief Financial Officer

March 7, 2002

Independent Auditors' Report

KPMG

The Board of Directors and Shareholders

North American Bus Industries Rt.

We have audited the accompanying consolidated balance sheets of North American Bus Industries Rt. and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income and comprehensive income, consolidated statements of shareholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of North American Bus Industries Rt. and its subsidiaries, as of December 31, 2001 and 2000, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the consolidated financial statements, the Company changed its method of accounting for recognition of revenue effective January 1, 2000.

KPMG Hungária Kft.

KPMG Hungária Kft.

March 11, 2002

North American Bus Industries Rt. and its Subsidiaries

Consolidated Balance Sheets December 31, 2001 and 2000

(all amounts in thousands of US$)

Assets	2001	2000
Current Assets:		
Cash and cash equivalents	1,988	2,648
Accounts receivable, net of 97 allowance for losses as of December 31, 2001 and 2 as of December 31, 2000	75,955	47,275
Inventories, net	64,727	76,767
Prepaid expenses and other current assets	5,813	2,529
Deferred income taxes	2,914	1,660
Total Current Assets	**151,397**	**130,879**
Property and Equipment, net of accumulated depreciation	50,263	38,683
Intangible Assets, net of accumulated amortization of 486 as at December 31, 2000	-	487
Goodwill, net of accumulated amortization of 1,807 as of December 31, 2001 and 855 as of December 31, 2000	18,728	19,239
Deferred Income Taxes	308	1,097
Deferred Debt Issuance Costs, net of accumulated amortization of 199 as of December 31, 2001 and 94 as of December 31, 2000	365	470
Other Non-Current Assets	119	120
Total Assets	**221,180**	**190,975**

Liabilities and Shareholders' Equity

Current Liabilities:		
Accounts payable	60,010	36,102
Notes payable	32,018	48,059
Bank overdraft	658	1,525
Current portion of long term debt	3,047	3,714
Accrued liabilities and other current liabilities	4,598	4,979
Warranty provisions	6,282	4,250
Total Current Liabilities	**106,613**	**98,629**
Long-Term Liabilities		
Long-term notes payable and capital lease obligations, net of discount of 3,742 as of December 31, 2001 and 4,506 as of December 31, 2000	31,678	29,417
Deferred income taxes	1,458	-
Obligations under residual value guarantees	3,046	-
Deferred revenue	7,647	-
Total Long-Term Liabilities	**43,829**	**29,417**
Negative Goodwill, net of accumulated accretion of 724 as of December 31, 2001 and 646 as of December 31, 2000	72	150
Commitments and Contingencies (Note 15)	-	-
Shareholders' Equity:		
Share capital (4,624,600 and 4,616,600 shares at par value of HUF 1,000 per shares issued and outstanding as at December 31, 2001 and December 31, 2000, respectively)	25,474	25,433
Additional paid in capital	25,612	25,530
Retained earnings	20,351	12,398
Accumulated other comprehensive loss	(771)	(582)
Total Shareholders' Equity	**70,666**	**62,779**
Total Liabilities and Shareholders' Equity	**221,180**	**190,975**

See notes to consolidated financial statements.

North American Bus Industries Rt. and its Subsidiaries

Consolidated Statements of Income and Comprehensive Income For the years ended December 31, 2001 and 2000

(all amounts in thousands of US$, except earnings per share which is in US$)

	2001	2000
Net Sales	344,034	247,602
Deferred Revenue Recognized	849	-
Total Revenue	344,883	247,602
Cost of Sales	(300,051)	(214,369)
Gross Profit	44,832	33,233
Selling, General and Administrative Expenses	(29,737)	(21,948)
Amortization of Goodwill	(874)	(777)
Operating Income	14,221	10,508
Interest Expense	(4,983)	(5,443)
Amortization of Debt Discount	(764)	(793)
Amortization of Deferred Debt Issue Costs	(104)	(94)
Interest Income	45	331
Other Income/(Expense)	947	(949)
Income before Income Taxes and Cumulative Effect of Change in Accounting Policy	9,362	3,560
Income Tax Expense	(1,410)	(781)
Net Income Before Cumulative Effect of Change in Accounting Policy	7,952	2,779
Cumulative Effect of Change in Accounting Policy	-	(1,035)
Net Income	7,952	1,744
Comprehensive Loss Adjustment		
Foreign currency translation loss	(189)	(582)
Total Comprehensive Income	7,763	1,162
Basic Earnings Per Share Before Cumulative Effect of Change in Accounting Policy	1.73	0.62
Cumulative Effect of Change in Accounting Policy	-	(0.23)
Basic Earnings Per Share	1.73	0.39
Diluted Earnings Per Share Before Cumulative Effect of Change in Accounting Policy	1.67	0.61
Cumulative Effect of Change in Accounting Policy	-	(0.23)
Diluted Earnings Per Share	1.67	0.38

See notes to consolidated financial statements.

North American Bus Industries Rt. and its Subsidiaries

Consolidated Statements of Shareholders' Equity For the years ended December 31, 2001 and 2000

(all amounts in thousands of US$, except earnings per share which is in US$)

	Number of Shares	Share Capital	Additional Paid in Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Total Shareholders' Equity
December 31, 1999	4,470,000	24,951	18,859	10,655	-	54,465
Issuance of warrants	-	-	5,300	-	-	5,300
Stock options exercised	146,600	482	1,371	-	-	1,853
Net income	-	-	-	1,744	-	1,744
Foreign currency translation adjustment	-	-	-	-	(582)	(582)
December 31, 2000	4,616,600	25,433	25,530	12,398	(582)	62,779
Stock options exercised	8,000	28	41	-	-	69
Purchase of treasury shares	65,162	(220)	(659)	-	-	(879)
Sale of treasury shares	(65,162)	233	700	-	-	933
Net income	-	-	-	7,952	-	7,952
Foreign currency translation adjustment	-	-	-	-	(189)	(189)
December 31, 2001	**4,624,600**	**25,474**	**25,612**	**20,351**	**(771)**	**70,666**

See notes to consolidated financial statements.

North American Bus Industries Rt. and its Subsidiaries

Consolidated Statements of Cash Flows
For the years ended December 31, 2001 and 2000

(all amounts in thousands of US$, except earnings per share which is in US$)

	2001	2000
Cash Flows from Operating Activities		
Net income	7,952	1,744
Adjustments to Reconcile Net Income to Net Cash Provided by (used in) Operating Activities:		
Depreciation and amortization	5,782	4,425
Impairment loss	848	308
Amortization of deferred revenue	(849)	-
Warranties	2,032	1,395
Amortization of goodwill	952	855
Accretion of negative goodwill	(78)	(78)
Amortization of deferred debt issuance costs	104	94
Amortization of debt discount	764	793
Deferred income taxes	997	(1,352)
Unrealized forward exchange loss	174	299
Foreign currency translation loss	-	188
Adjustment to goodwill	(441)	-
Changes in Assets and Liabilities: Net of Effects of Purchased Business		
Accounts receivable, net	(28,680)	(15,976)
Inventories	12,040	(33,689)
Prepaid expenses and other	(3,284)	(1,097)
Accounts payable	23,908	8,569
Accrued liabilities and other	(381)	1,169
Increase in obligations under residual value guarantees	3,046	-
Increase in deferred revenue	8,496	-
Other (liabilities) assets	-	161
Net cash provided by (used in) operating activities	33,382	(32,192)
Cash Flows from Investing Activities		
Purchase of business, net of cash	-	(19,044)
Purchase of property and equipment	(18,277)	(6,093)
Net cash used in investing activities	(18,277)	(25,137)
Cash Flows from Financing Activities		
Proceeds from issuance of share capital	69	1,853
Purchase and sale of treasury shares, net	54	-
(Decrease) increase in bank overdraft	(867)	1,525
Proceeds from issuance of notes payable	39,375	88,720
Principal payments on notes payable	(55,805)	(60,410)
Borrowings under long-term debt agreements	6,552	29,510
Repayments of long-term debt	(3,767)	(6,415)
Principal payments on capital leases	(1,565)	(1,028)
Payment of debt issuance costs	-	(563)
Net cash (used in) provided by financing activities	(15,954)	53,192
Effect of Foreign Exchange Rate Changes on Cash	189	582
Net Decrease in Cash and Cash Equivalents	(660)	(3,555)
Cash and Cash Equivalents, Beginning of Year	2,648	6,203
Cash and Cash Equivalents, End of Year	1,988	2,648

North American Bus Industries Rt. and its Subsidiaries

Consolidated Statements of Cash Flows
For the years ended December 31, 2001 and 2000

(all amounts in thousands of US$, except earnings per share which is in US$)

Supplemental Disclosure of Cash Flow Information:	2001	2000
Cash paid during the year for: interest, net of interest capitalized	4,911	3,896
Income taxes	4,131	4,050
Supplemental Disclosure of Non-cash Investing and Financing Activities:		
Notes to former optare shareholders	-	7,944
Issuance of warrants	-	5,300
Purchase of Optare:		
Consideration paid	-	28,373
Liabilities assumed	-	24,793
Total	**-**	**53,166**

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements December 31, 2001 and 2000

(all amounts in thousands of US$, except earnings per share which is in US$)

1. Organization and Business

The accompanying consolidated financial statements of North American Bus Industries Rt. ("NABI Rt." on a stand-alone basis) and its subsidiaries (together the "Group" or "NABI") as of and for the years ended December 31, 2001 and 2000 consist of the accounts of NABI Rt. consolidated with the following subsidiaries:

	% held as of December 31	
	2001	2000
Subsidiary		
North American Bus Industries, Inc.	100%	100%
Optare Holdings Ltd.	100%	100%

The Group – headquartered in Budapest, Hungary – designs, manufactures and sells buses and provides aftersales services and sells spare parts to its customers in the USA and the United Kingdom.

The predecessor of NABI Rt. (NABI Kft.) was established in 1992 by the First Hungary Fund, a closed equity fund registered in the Channel Islands. NABI Kft. was transformed into an Rt. (company limited by shares) and its shares listed on the Budapest Stock Exchange on August 1, 1997. In February 2000, North American Bus Industries, Inc. ("NABI Inc.") acquired Optare Holdings Ltd. of Leeds, United Kingdom ("Optare").

As of December 31, 2001, 54% (December 31, 2000: 54%) of NABI Rt.'s share capital was owned by the First Hungary Fund Ltd.; the remainder of the shares are publicly traded.

Property and equipment at December 31 was located:

	2001	2000
Hungary	21,335	17,317
United States of America	17,752	10,151
United Kingdom	11,176	11,215
	50,263	**38,683**

Total revenue for the years ended December 31 consisted of the following:

	2001	2000
Bus sales in the USA	264,859	171,004
Bus replacement part sales in the UK	28,705	23,654
Bus sales in the UK	40,943	45,136
Bus replacement part sales in the uk	8,583	7,328
Other sales	944	480
Deferred revenue recognized	849	-
	344,883	**247,602**

The Group competes in public tenders for the opportunity to win contracts for the construction and sale of transit buses to mass transit authorities in the USA. A significant portion of the Group's revenue during any specific accounting period is received from those customers whose contracts are being fulfilled during that period. The amount of bus sales revenue attributable to the Group's major customers for the years ended December 31 is as follows:

United States	2001	2000
LA CMTA (Los Angeles, CA)	30%	31%
OCTA (Orange County, CA)	17%	4%
City of San Antonio (San Antonio, TX)	11%	-
Metropolitan Dade County (Miami, FL)	6%	1%
City of Phoenix (Phoenix, AZ)	5%	5%
Riverside Transit Agency (Riverside, CA)	5%	-
RTD (Denver, CO)	4%	17%
Mass Transit Authority (Baltimore, MD)	4%	7%
Other	5%	14%
United States, Total	87%	79%
United Kingdom	13%	21%
	100%	**100%**

Also as a result of the nature of operations, typically a significant portion of the Group's accounts receivable is due from those customers who took delivery of buses within the preceding months in the USA. As of December 31, 2001 and 2000, 43% and 25%, respectively, of total accounts receivable were due from one customer. Most of these accounts receivable were collected subsequent to the year-end.

North American Bus Industries Rt. and its Subsidiaries

Notes to the Consolidated Financial Statements December 31, 2001 and 2000

(all amounts in thousands of US$, unless otherwise stated)

2. Basis of Presentation and Summary of Significant Accounting Policies

Basis of Presentation - The accompanying consolidated financial statements present the Group's consolidated financial information in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Principles of Consolidation - The consolidated financial statements include the accounts of NABI Rt., its wholly owned subsidiary NABI Inc. and the wholly owned subsidiary of NABI Inc., Optare Holdings Ltd. All significant intercompany accounts and transactions have been eliminated.

Currency Translation – NABI Rt. maintains its books in Hungarian Forint and uses the United States Dollar ("US$") as its functional currency to reflect the primary currency in which the Group conducts its business. Non-monetary assets and liabilities, principally inventories, prepaid expenses, property and equipment and share capital, and any revenue and expenses related to these items, have been remeasured into US$ using historical exchange rates. Non US$ denominated monetary assets and liabilities have been remeasured using the year-end exchange rates. The related exchange gains and losses have been recognized in the consolidated statements of income.

Optare maintains its books in British Pounds, its functional currency. The assets and liabilities of Optare are translated into US$ at year-end exchange rates and the results of Optare's operations are translated at the weighted average exchange rates for the year. Foreign currency translation gains or losses are recorded as a component of other comprehensive loss in the accompanying consolidated statement of income and comprehensive income. Cumulative foreign currency translation gains or losses are recorded as a separate component of shareholder's equity in the accompanying consolidated balance sheet.

Cash Equivalents - All highly liquid investments with maturities of three months or less at the time of purchase are treated as cash equivalents.

Inventories - Inventories are valued at the lower of cost (first-in, first-out method) or market value.

Property and Equipment - Property and equipment, except demonstration vehicles, are carried at cost less accumulated depreciation. Demonstration vehicles are stated at the lower of cost or market value. Depreciation is determined using the straight-line method based on the estimated useful lives of the assets, which are generally as follows:

Buildings	20 to 50 years
Building and leasehold improvements	10 years
Plant and equipment	4 to 11 years
Office furniture and equipment	5 to 11 years
Vehicles	4 to 7 years
Computer equipment	5 years
Demonstration and rental vehicles	4 to 6 years
Buses leased to customers	10 years

The Group leases certain equipment under finance leases, which are classified under property and equipment and depreciated using the straight-line method over the lease term. The related obligations are recorded as liabilities. The depreciation is included in depreciation expense.

Buses sold to customers on terms which include an option for the customer to sell, under certain conditions, the buses back to the Group at a future date are accounted for as assets leased to customers and are included in property and equipment and depreciated on a straight line basis over their expected useful lives of ten years (Note 6). The depreciation is included in the depreciation expense.

The Group capitalizes expenditures for major renewals and betterments and charges the cost of current maintenance and repairs to operating expenses. Interest costs associated with major property additions are capitalized while the projects are in the process of acquisition and construction. During 2001 and 2000, the Group capitalized 1 and 0 of interest expense, respectively.

Estimated Warranties - Provisions are made for the estimated warranty costs on buses sold. The warranty period for buses sold is specifically stated in the contract with the individual customer. Warranty terms and periods for major components typically correlate to the warranty terms and provisions provided to the Group by the component's manufacturer. During 2001 and 2000, the Group incurred warranty costs of 3,709 and 3,378 respectively.

Goodwill and Negative Goodwill – Goodwill, which represents the excess of purchase price over fair value of net assets acquired, is amortized on a straight-line basis over 20 years, which represents the expected periods to be benefited. The Group assesses the recoverability of this intangible asset by determining whether the amortization of the goodwill balance over its remaining life can be recovered through undiscounted future operating cash flows of the acquired operation. The amount of goodwill impairment, if any, is measured based on projected discounted future operating cash flows using a discount rate reflecting the Group's average cost of funds. The assessment of the recoverability of goodwill will be impacted if estimated future operating cash flows are not achieved.

Negative goodwill represents the excess of the fair value of NABI Inc.'s net identifiable assets over the cost of the 1992 NABI Inc acquisition and is being accreted using the straight-line method over 10 years.

Impairment - The Group reviews long-lived assets for impairment when events or changes in circumstances indicate that the carrying amounts of these assets may not be recoverable based on its expectation of undiscounted future cash flows associated with the operation of the assets. If impairment is indicated, any impairment losses are reported in the period in which the recognition criteria are first applied based on the difference between the carrying value and the fair value of the assets. Long-lived assets held for sale are carried at the lower of carrying amount or fair value, less costs to sell such assets. During 2001, the Group recorded 848 of impairment losses (2000: 308).

Debt Issuance Costs - Debt issuance costs are deferred and amortized to interest expense on a straight-line basis over the lives of the related debt agreements, principally 2 to 6 years.

Debt Discount - Debt discount is amortized using the effective interest method over 6-years, the life of the related senior notes payable.

Revenue Recognition - The Group recognizes revenue from the sale of buses and replacement parts upon delivery to the customer except in instances where the contract with the customer provides that the customer may on certain conditions sell the bus back to the Group at a specified price on a future date. Revenue on such sales is deferred and the difference between the initial sales price and the future repurchase obligation is recognized as income in equal installments over the period until the first date on which the option can be exercised by the customer. The deferred revenue and the Group's obligation under the buy-back option are reported as long-term liabilities (Note 9).

Prior to 2000, NABI Inc. had recorded revenue at the time the bus was completed and accepted for shipment by the customer. With effect from January 1, 2000, NABI Inc. changed its accounting policy for revenue recognition to comply with changes in accounting principles generally accepted in the United States of America. The Group recorded an adjustment in 2000 of 1,035, net of tax, as the cumulative effect for the period prior to January 1, 2000 of the change in accounting policy.

Forward Exchange Contracts - Forward exchange contracts are accounted for as speculative forward exchange contracts and are marked to market in the accompanying consolidated statements of income and comprehensive income (Note 4).

Research and Development Expenses - The Group expenses research and development costs as they occur. R&D expenses amounted to 2,297 for the year ended December 31, 2001. (2000: 966).

Income Taxes - Deferred income taxes are recorded for differences in book and tax bases of assets and liabilities based on the tax rates and laws enacted as of each balance sheet date. The effects of future changes in tax laws or rates are not anticipated. Deferred income taxes are classified according to the classification of the related asset or liability for financial reporting.

Accounting Estimates - The preparation of financial statements in conformity with US GAAP requires management to make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Earnings per Share - Basic earnings per share is based on the weighted average number of shares outstanding. The weighted average number of shares used in computing basic earnings per share was 4,585,150 for the year ended December 31, 2001 (2000: 4,512,758). Diluted earnings per share considers the impact of potential common shares, unless the inclusion of the potential common shares would have an anti-dilutive effect. The weighted average number of shares used in calculating diluted earnings per share were 4,755,950 for the year ended December 31, 2001 (2000: 4,519,577).

Stock Based Compensation - Fixed stock option plans are accounted for in accordance with Accounting Principles Board Opinion No. ("APB") 25, "Accounting for Stock Issued to Employees", and related interpretations. The Group adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. ("SFAS") 123, "Accounting for Stock-Based Compensation" (Note 14).

The Group accounts for variable stock option plans in terms of SFAS 123.

Recent Accounting Pronouncements - In June 2001, the FASB issued SFAS 142, "Goodwill and Other Intangible Assets". SFAS 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but are instead tested for impairment at least annually. Impairment is measured as the excess of carrying value over the fair value of an intangible asset with an indefinite life. As of January 1, 2002, the Group will cease to amortize goodwill and will write off negative goodwill. The amount of goodwill amortized in 2001 was 874 (2000: 777).

Reportable Segments - The Group operates in a single business segment, the supply of buses and bus replacement parts. Analyses of sales by country, major customers and the location of the Group's property and equipment are set out in Note 1.

Reclassifications - Certain reclassifications have been made to the 2000 financial statements to conform to the 2001 presentation.

3. Purchase of Optare

On February 9, 2000, NABI Inc. acquired 100% of the outstanding stock of Optare, a United Kingdom based manufacturer of buses. Consideration consisted of cash financed primarily through the issuance of long-term debt and notes payable denominated in British Pounds Sterling ("GBP") issued to the former Optare shareholders (the "Optare Notes") (Note 8).

Goodwill arising from this acquisition of 20,527 is being amortized using the straight-line method over 20 years. Effective January 1, 2002 NABI stopped amortization of goodwill based on SFAS 142. The consolidated statement of income and comprehensive income includes the operations of Optare from the date of acquisition.

During 2001, the Group subsequently revised its allocation of the purchase price related to adjustments for certain acquisition contingencies and to its deferred tax position. The following summarizes the effects of the adjustments:

Original Goodwill	20,093
Adjustment to:	
Acquisition expenses	(250)
Deferred tax assets and liabilities	684
Adjusted Goodwill	**20,527**

North American Bus Industries Rt. and its Subsidiaries

Notes to the Consolidated Financial Statements December 31, 2001 and 2000

(all amounts in thousands of US$, unless otherwise stated)

4. Foreign Exchange Contract

The Group utilizes forward exchange contracts to limit the impact of exchange rate fluctuations on its consolidated results of operations. During 2001 and 2000 the Group entered into forward sale exchange contracts with notional amounts as of December 31, 2001 of 439 (2000: 8,156) denominated in U.S. dollars and British Pounds and various European currencies. During 2001 and 2000 the Group entered into forward purchase exchange contracts with notional amounts as of December 31, 2001 2,925 (2000: 5,935) denominated in US Dollars and British Pounds and various European currencies. Such contracts expire on various dates through February 2002. During 2001, the Group recorded a net unrealized forward exchange rate loss of 174 (2000: 299) as a component of other income (expense) in the accompanying consolidated statement of income and comprehensive income, on marking these forward exchange contracts to market.

5. Inventories

Inventories consist of the following at December 31:

	2001	2000
Raw materials	29,290	36,005
Work-in-process	23,564	13,711
Finished goods	11,873	27,051
	64,727	**76,767**

As at December 31, 2001, inventory is stated net of allowance for slow moving and obsolete inventory of 1,421 (2000: 871).

6. Property and Equipment

Property and equipment consist of the following at December 31:

	2001	2000
Real estate	18,877	19,639
Factory furniture, equipment and vehicles	21,608	16,891
Office furniture and equipment	10,219	9,028
Equipment under capital leases	651	651
Buses under lease (note 9.)	8,308	-
Demonstration vehicles	1,241	1,125
Rental vehicles	289	966
Construction in progress	5,207	1,320
	66,400	49,620
Less: Accumulated depreciation	(16,137)	(10,937)
	50,263	**38,683**

In 2001, the Group delivered buses to a US customer, which are a subject to a conditional buy-back arrangement and have been treated as operating leases (Note 9). At December 31, 2001 the gross amount of equipment and related accumulated amortization recorded in property, plant, and equipment under this transaction was as follows:

Buses under lease	8,308
Less: Accumulated depreciation	(480)
	7,828

Depreciation and amortization expense was 5,200 and 4,425 for the years ended December 31, 2001 and 2000, respectively.

7. Intangible Assets

The Group had an agreement with a producer of composite structures based in the United States of America under which it had made payments for manufacturing rights to utilize the composite technology for bus shell manufacturing. In August 2001, following a revision of the agreement, amounts paid, net of accumulated amortization, have been reclassified to prepaid expenses as the revised agreement provides that they will be treated as advance payments in respect of royalty payments due on future sales of buses manufactured using the composite technology.

8. Credit Agreements

Lines of Credit

During 2001, the Group had line of credit agreements (the Lines), denominated in various currencies, with various banks. Information pertaining to these by entity is as follows:

	December 31, 2001		December 31, 2000	
	Amount of Line	Borrowings Outstanding	Amount of Line	Borrowings Outstanding
NABI Inc.	44,000	28,500	47,600	39,100
NABI Rt.	7,000	501	14,400	6,580
Optare	18,636	3,017	14,636	2,379
	69,636	**32,018**	**76,636**	**48,059**

All of the Lines mature on or before December 31, 2002. Subsequent to December 2001, a facility of 15,000, which matured in January 2002, has been renewed for a further year.

NABI Rt.

The Lines require payment of interest periodically, ranging from one to three months. Interest on borrowings is based on London Inter-Bank Offer Rate (LIBOR) plus margin. As of December 31, 2001 and 2000 NABI Rt. had 501 and 9,579 in outstanding borrowings under the lines leaving 6,499 and 4,820 available for future borrowings.

NABI Inc.

The Lines require the payment of interest periodically, ranging from one to three months. Interest on borrowings under the Lines are, at NABI Inc.'s option, based on either LIBOR, Base Rate plus margin. As of December 31, 2001 and 2000, NABI Inc. had 28,500 and 39,100 in outstanding borrowings under the Lines leaving 15,500 and 13,500 available for future borrowings.

Optare

As of December 31, 2001 and 2000, the Line consisted of a 4,779 and 4,182, respectively, revolving facility to cover Optare's overdrafts and a 10,455 revolving facility for spot and forward foreign exchange transactions and for currency options (Exchange Facility). Outstanding borrowings under the Line as of December 31, 2001 and 2000, related entirely to overdrafts. As of December 31, 2001 and 2000, Optare had 2,001 and 2,379, respectively, outstanding under the overdraft facility leaving 2,779 and 1,803, respectively, available for future borrowings. Interest is payable quarterly on the Line, based on the base rate or LIBOR plus margin. Optare also has short term facilities from Hungarian banks on LIBOR plus margin basis and one of these facilities was partly utilized as of December 31, 2001.

The majority of the Lines (i) require the Group to provide to the banks, within periods ranging from ninety to one hundred fifty days subsequent to December 31 of each year, audited financial statements prepared in accordance with US GAAP (ii) place restrictions on the Group's ability to change its business, create liens, guarantee or incur additional indebtedness, pay dividends, repurchase its outstanding common stock, consolidate, merge and dispose of its business and (iii) require the Group to maintain certain financial ratios based on the Group's US GAAP financial statements. In addition, certain of the Lines include a cross default provision ("Cross Default") whereby a default would occur if the Group was in default of any covenants of any of their other Lines or long-term credit agreements.

As of December 31, 2001 the Group was in compliance with all the requirement of its Credit Lines.

Long-term Debt

Long-term debt ("Debt") consists of the following at December 31, 2001 and 2000:

	2001	2000
Senior Notes payable, net of debt discount of 3,742 as of December 31, 2001 and 4,506 as of December 31, 2000 - annual principal payments of 6,667 commencing January 31, 2004 through January 31, 2006 and interest at 9.3% (an effective rate of 14.6%) per annum payable semi-annually	16,258	15,494
Note payable to a Hungarian bank - quarterly principal payments of 500 commencing April 15, 2003 through January 15, 2006 with interest at LIBOR plus margin (an effective rate of 3.2% as of December 31, 2001), payable monthly	6,000	6,000
Optare Notes denominated in GBP due December 7, 2002, interest at the Barclays Rate, as defined, plus margin (an effective rate of 4.5% at December 31, 2001), payable semi annually	1,858	4,524
Notes payable to a UK Bank denominated in GBP - quarterly principal payments of GBP121 thousand through November 5, 2007 with interest at Base Rate, as defined, plus margin (an effective rate of 8.25% at December 31, 2001)	2,826	3,485
Development loan - repayable in July 31, 2003, interest free	118	-
Eximbank term loan - repayable on December 15, 2003 with interest at LIBOR and LIBOR plus margin, payable in December 2003	6,434	3,000
Capital lease obligations	1,231	628
Long term debt	**34,725**	**33,131**
Less: Current portion	(3,047)	(3,714)
Long-term portion	**31,678**	**29,417**

Senior Notes

On February 9, 2000 NABI Rt. and NABI Inc. entered into the Note and Warrant Purchase Agreement with Metropolitan Life Insurance Company and Metropolitan Property and Casualty Insurance Company (collectively "Metropolitan") (the "Metropolitan Agreement") through which NABI Inc. issued to Metropolitan 20,000 in senior notes, of which 13,045 were used to fund the Optare acquisition (Note 3), with the remainder used to fund NABI Inc.'s general working capital needs. The Metropolitan Agreement also required NABI Rt. to issue to Metropolitan a warrant to purchase 330,258 shares of its common stock for an exercise price of HUF 5,446 (US$ 20.91) per share. The value of the warrant of 5,300 at February 9, 2000, determined through the use of the Black Scholes Option Pricing Model, was accounted for as a credit to additional paid in capital offset against the par value of the senior notes (debt discount). The warrant is currently exercisable, in whole or in part, and expires on January 31, 2006. The Group is required, within 90 days from the exercise date, to issue the Shares to Metropolitan and register the Shares with the Budapest stock exchange. The Group has the option to purchase the Shares prior to such issuance and registration for a price per share equal to the weighted average share price as defined in the warrant agreement (Share Price). If the Group does not issue, purchase, or register the Shares within 90 days from exercise, the Group is required to pay Metropolitan an amount equal to the Shares multiplied by the lower of the Share Price on the exercise date or

North American Bus Industries Rt. and its Subsidiaries

Notes to the Consolidated Financial Statements December 31, 2001 and 2000

(all amounts in thousands of US$, unless otherwise stated)

90 days after the exercise date. Additionally, NABI Rt. has the option to redeem the warrants, in whole or in part, for HUF 2,723 ($10.45) if the Share Price equals or exceeds 150% of the exercise price for 20 consecutive days commencing February 1, 2003. During 2001 and 2000, no warrants were exercised.

Optare Notes

NABI Inc. issued 7,944 of Optare Notes to the former Optare shareholders as partial consideration for the Optare acquisition (Note 3). The Optare Notes are guaranteed through the issuance by a bank of a guarantee facility in favor of the former Optare shareholders. The guarantee facility is guaranteed by NABI Rt. and places restrictions on NABI Rt.'s and NABI Inc.'s ability to incur additional indebtedness, make loans, or provide guarantees or indemnities. The facility also requires the Group to maintain certain financial ratios based on its consolidated US GAAP audited financial statements and includes a Cross Default provision.

NABI Inc. is required to redeem the Optare Notes at the option of the Optare Note holders, on specified dates. During 2001, NABI Inc. redeemed 2,505 of the Optare Notes (2,934 in 2000). NABI Inc. recorded a foreign currency gain of 162 on the Optare Notes in 2001 (486 in 2000).

Notes Payable to a Hungarian and a UK Bank

The Notes are guaranteed by NABI Rt.

Development Loan

NABI Rt. entered into an agreement with the Education Ministry in Hungary for the finance of research and development related to its articulated low floor bus (60-LFW) under the Central Technological Development Program. This agreement provides a total facility of 243 of which 25 percent is a non-refundable grant and the remaining 75 percent is an interest free loan repayable in one lump sum on July 31, 2003. NABI Rt. received 156 during 2001 from which 118 is repayable and outstanding as of December 31, 2001. The grant element of 38 is included in other income.

Capital Lease Obligations

The Group is a lessee under certain capital leases for property, plant and equipment. These agreements have varying maturity dates through December 2002. Interest expense related to capital leases obligations totaled 51 and 69 for the years ended December 31, 2001 and 2000, respectively.

Aggregate scheduled maturities of the Group's long-term debt agreements as of December 31, 2001, adding back debt discount of 3,742, are as follows:

	2001
2002	3,047
2003	9,477
2004	9,142
2005	8,989
2006	7,489
Thereafter	323
	38,467

9. Obligations under Residual Value Guarantees and Deferred Revenue

During 2001, the Group sold certain buses under agreements, which provide the customer with an option to sell the buses back to the Group at specified prices after a period of five years. In accordance with EITF Issue 95-1, Revenue Recognition on Sales with a Guaranteed Minimum Resale Value, the transaction has been accounted for as an operating lease. Amounts received in the transaction in excess of the Group's residual value guarantee obligation are recorded as deferred revenue and amortized on a straight-line basis over the period to the first exercise date of the guarantee. In 2001 849 of the deferred revenue was recognized in total revenue (Note 11).

10. Fair Value of Financial Instruments

The carrying value of cash equivalents, accounts receivable, accounts payable, and accrued liabilities approximate fair value due to the short duration of these instruments. The carrying value of long-term debt, excluding the Metropolitan Agreement, approximates fair value due to their variable nature. The estimated fair value of the Metropolitan Agreement totaled 22,738 and 17,741 as of December 31, 2001 and 2000, respectively, based on interest rates available for borrowings with similar provisions as noted in the respective agreements. Considerable judgment is required in developing the estimates for fair value of long-term debt and, therefore, such values are not necessarily indicative of the amounts that could be realized in a current market exchange.

11. Other Income/(Expense)

Other income/(expense) consists of the following for the years ended December 31:

	2001	2000
Net currency exchange and remeasurement effects	487	(674)
Other	460	(275)
	947	**(949)**

12. Income Taxes

Income tax expense consists of the following for the years ended December 31:

	2001	2000
Current taxes	1,817	4,865
Deferred taxes	(407)	(4,084)
	1,410	**781**

The Group is liable for corporate income taxes based on the tax laws of the jurisdiction in which it operates. The corporate tax rate in Hungary is 18% and NABI Rt. enjoyed a 60% tax holiday in 2001 and 2000, bringing its effective tax rate down to 7.2%. NABI Rt.'s tax holiday expires in 2003. In the US, NABI Inc. pays state taxes at various rates and federal tax at the 34%. In the UK, the corporate tax rate is 30%.

Income taxes for the year ended December 31, 2001 and 2000 differ from the amounts computed by the tax rate of 18% to income before income taxes. The reasons for the differences are the follows:

	2001	2000
Computed "expected" tax expense at 18%	1,685	641
Increase/(decrease) in income taxes resulting from:		
– Tax holiday	(827)	(1,091)
– Research and development	(381)	(37)
– Effect of foreign income tax differences	307	(21)
– Goodwill amortization	353	291
– Other taxes	62	(26)
– Others	211	1,024
Total tax expense	1,410	781

Deferred tax balances at December 31 were as follows:	2001	2000
Assets (Liabilities)		
Deferred income	735	-
Revenue recognition	352	540
Inventory	(215)	(210)
Accrued warranty	1,568	928
Accrued vacation	174	161
Other accrued liabilities	300	241
Short-term deferred tax asset	**2,914**	**1,660**
Property, plant equipment	-	(1,624)
Foreign interest expense	-	1,873
Research and development costs	-	962
Negative goodwill	27	62
Other	281	(176)
Long-term deferred tax asset	**308**	**1,097**
Property, plant equipment	(1,458)	-
Long-term deferred tax (liabilities)	**(1,458)**	**-**

13. Employee Benefit Plans

NABI Rt. makes contributions to the state and private pension plans as required by law. NABI Rt. had no unfunded employee benefits at December 31, 2001 and 2000.

NABI Inc. sponsors a 401(k) Plan (the "NABI Inc. Plan"), effective July 1, 2000 NABI Inc. matches 20% of employee contributions. During 2001, the Group contributed 175 and (2000: 109), to the NABI Inc. Plan.

Optare sponsors a defined contribution pension plan for its employees (the "Optare Plan"). Optare matches 2 per cent of employee contributions and contributes 1.15 percent of employee compensation regardless of the level of employee contribution. During 2001 Optare contributed 246 (2000:218) to the Optare plan.

14. Employee Share Option Plan

In June 1997, Shareholders approved an employee share option plan. Under the terms of the plan, the Board of Directors may grant employees options in NABI Rt.'s common shares at a price equal to 100% of the weighted average market price calculated over the 60 trading days preceding the date on which the option is granted. The aggregate number of shares in respect of which options are granted under the share option plan, whether exercised or not, may not exceed 10% of the outstanding shares of NABI Rt. At December 31, 2001, a total of 447,000 shares were reserved for grants under the share option plan; including the options outstanding. The option agreements with the employees provide that the employee is responsible for any taxes payable upon exercise of the options. All stock options have a 5-year term and vest and become fully exercisable immediately after the date of grant.

The weighted average fair value in USD of the share options granted during 2001 and 2000 were $2.05 and $9.06, respectively. The fair values were estimated using the Black-Scholes Option Pricing Model based on the weighted average assumptions of: risk-free interest rate of 7.95% for 2001, and 8.0% for 2000; volatility of 35.10% for 2001 and 27.14 % for 2000; expected life of 4 years; and a dividend yield of 0%.

The Group applies APB Opinion No. 25 in accounting for its Plan and, accordingly, no compensation cost has been recognized for its stock options in the financial statements. Had the Group determined compensation cost based on the fair value at the grant date for its stock options under SFAS No. 123, the Group's net income would have been reduced to the pro forma amounts indicated indicated opposite:

North American Bus Industries Rt. and its Subsidiaries

Notes to the Consolidated Financial Statements December 31, 2001 and 2000

(all amounts in thousands of US$, unless otherwise stated)

		2001	2000
Net income	As reported	7,952	1,744
	Pro-forma	7,716	1,401
Basic earnings per share	As reported	1.73	0.39
	Pro-forma	1.68	0.31

Pro forma net income reflects only options granted in the current year. Therefore, the full impact of calculating compensation cost for stock options under SFAS No. 123 is not reflected in the pro forma net income amounts presented above because compensation cost is reflected over the options' immediate vesting period and compensation cost for options granted prior to this year are not considered.

The following table summarizes information about share options granted at December 31, 2001 and 2000:

	Options Outstanding	Weighted Average Price in US (*)
As at December 31, 1999	342,400	12.52
Granted	54,000	21.87
Exercised	(146,600)	13.30
Cancelled	(6,000)	9.50
As at December 31, 2000	243,800	13.24
Granted	115,162	15.30
Exercised	(8,000)	8.97
Cancelled	(65,000)	19.58
As at December 31, 2001	**285,962**	**13.81**

(*) The original HUF based option exercise prices have been converted into US using the applicable year-end US / HUF exchange rate.

The following table summarizes the share options outstanding at December 31, 2001:

Exercise Price in US (*)	Options	Average Remaining Life
14.34	65,162	0.19
13.45	115,800	0.56
10.57	43,000	2.05
14.66	12,000	2.58
16.55	50,000	4.24
10.57-16.55	**285,962**	**1.92**

(*) The original HUF based option exercise prices have been converted into US using the applicable year-end US/HUF exchange rate.

15. Commitments and Contingencies

The Group is involved in routine litigation and other proceedings in the normal course of business. Management believes that the resolution of these matters will not have a material adverse effect on the Group's financial position or results of operations.

6-year Financial Summary

All figures in millions of US Dollars except where otherwise indicated

		1996	1997	1998	1999	2000	2001
Summary of Operations							
Vehicles sold (units)		302	330	450	501	960	1,319
Vehicles sales		75	90	121	133	216	307
Aftermarket parts & services sales		3	8	14	17	31	38
Net sales		78	99	134	151	248	345
Cost of sales		68	85	115	130	214	300
Gross Profit		10	14	19	21	33	45
EBITDA		5	5	9	8	15	23
Operating Income		3	3	6	6	11	14
Income before Income Taxes		4	4	6	5	3	9
Net income		3	3	4	4	2	8
CAPEX		2	4	7	10	6	18*
Financial Status							
Cash and cash equivalents		5	3	6	6	3	2
Current assets		28	46	62	62	131	151
Current liabilities		18	13	29	33	99	107
Working capital		11	33	33	28	32	44
Total assets		41	60	81	88	191	221
Long-term debt		6	0	0	0	29	32
Net debt		7	2	9	8	80	65
Shareholders equity		16	46	51	54	63	71
Margins and ratios							
Gross margin (%)		12.93	13.98	14.33	14.14	13.42	13.00
EBITDA margin (%)		5.96	5.23	6.79	5.53	6.09	6.57
Operating margin (%)		4.12	3.19	4.72	3.96	4.24	4.12
Current ratio		1.6	3.6	2.1	1.9	1.3	1.4
Net debt / equity ratio		0.46	0.05	0.17	0.15	1.28	0.93
SG&A / Sales (%)		8.81	10.79	9.62	10.18	8.86	8.62
Return on shareholders equity (%)		19.63	7.07	8.62	6.68	2.78	11.25
Share data							
Outstanding shares (pcs)		2,765,300	4,470,000	4,470,000	4,470,000	4,616,600	4,624,600
Book value per share (US$)		5.80	10.39	11.37	12.18	13.60	15.28
Earnings per share (US$)		1.15	0.94	0.98	0.81	0.39	1.73
Share price (US$)	High	-	29.01	25.2	21.48	25.57	16.07
	Low	-	20.46	4.77	11.7	14.95	10.29
	Close	-	24.52	12.33	20.99	16.29	13.19
P/E ratio	High	-	30.9	25.7	26.5	65.6	9.3
	Low	-	21.8	4.9	14.4	38.3	5.9
	Close	-	26.1	12.6	25.9	41.8	7.6
P/BV ratio	High	-	2.8	2.2	1.8	1.9	1.1
	Low	-	2.0	0.4	1.0	1.1	0.7
	Close	-	2.4	1.1	1.7	1.2	0.9

*Contains US$ 8 million in leased buses

Financial Commentary

1. Changes in Investments, Presentation of Entities

From February 2000 the number of the consolidated subsidiaries increased as a result of the acquisition of Optare in the UK.

2. Sales Revenue

Net sales increased by 39.0 percent to US$ 344.0 million from US$ 247.6 million in 2000 and this was attributable to two main factors -- (i) an increase in unit vehicle sales of 29.6 percent from 960 in 2000 to 1244 in 2001 and (ii) an increase of 21.3 percent in aftermarket parts and service revenues to US$ 38.2 million in 2001 from US$ 31.5 million in 2000. Total sales revenue in 2001 also included an amount of US$ 0.8 million relating to deferred revenues recognized in respect of 75 vehicles delivered during the year where, because of a buy-back provision contained within the sale agreement, the transaction has been accounted for as an operating lease. The balance of the deferred revenue will be recognized in the years 2002 to 2007.

3. Gross profit

Gross profit increased by 34.9 percent to US$ 44.8 million from US$ 33.2 million in 2000 with a slight reduction in the gross margin from 13.42 percent in 2000 to 13.00 percent in the current year.

4. Operating income and EBITDA

A 35.3 percent increase in operating income to US$ 14.2 million was realized during 2001 compared with US$ 10.5 million in 2000. The operating margin declined slightly from 4.24 percent to 4.12 percent as although there was a reduction in SG&A expenses of 0.24 percent of sales revenue, there was also a reduction in the gross margin percentage of 0.42 percent. SG&A expenses included non recurring costs of US$ 3.05 million relating to (i) a legal fee of US$ 2.2 million and (ii) a write-off of US$ 0.85 million in respect of one item of tooling. Without these exceptional write-offs, SG&A expenses would have been 7.74 percent of sales revenue compared with 8.86 percent in 2000.

Earnings before interest, tax, amortization and depreciation increased to US$ 22.67 million in 2001 from US$ 15.07 million in 2000, a 50.4 percent improvement. EBITDA margin was 6.57 percent for 2001 and 6.09 percent for 2000.

5. Interest expense (less income)

Due to a reduction in LIBOR in 2001, the Company replaced part of its short-term loan facilities with a new long-term loan at a fixed rate. This, together with a reduction in short term borrowings over the course of the year, resulted in a net decrease in borrowing costs of 3.4 percent.

6. Profit before and after tax

Profit before tax increased by 163 percent to US$ 9.36 million in 2001 from US$ 3.56 million in 2000. The effective tax rate in 2001 was 15.1 percent compared with 21.9 percent in 2000 due primarily to a change in the UK tax treatment of research and development costs for which the relief for both 2000 and 2001 expenditure was given in 2001, no relief having been given in 2000. Consequently, net income at US$ 7.95 million was 186 percent higher than the figure for 2000 of US$ 2.78 million with net margin at 2.31 percent (2000: 1.12 percent).

7. Receivables

Receivables increased to US$ 75.9 million from US$ 47.3 million in 2000 due to substantial additional deliveries in December 2001 compared with the corresponding month of 2000.

8. Inventories

Inventory levels fell between 2000 and 2001 from US$ 76.8 million to US$ 64.7 million as the Company accelerated finished vehicle deliveries.

9. Intangibles

The Group's intangible assets include manufacturing rights to utilize the SCRIMP® composite technology for bus manufacturing. In 2001, following revision of the Agreement relating to these rights, amounts paid net of accumulated amortization have been reclassified to pre-paid expenses as the revision provides that they are to be treated as advanced payments in respect of royalty payments due on future sales of CompoBus™.

10. Property, Plant and Equipment

Property, plant and equipment increased from US$ 38.7 million to US$ 50.3 million at December 2001, primarily due to the capitalization of buses under lease but also to the continuation of investment in new equipment and facilities. The Group commenced development of the first phase of the new manufacturing site at Kaposvár, Hungary, initially for the production of CompoBus™ products and other fiber-reinforced composite components.

At the end of 2001 this project and that of the capacity expansion at Rotherham, England, were both in progress.

11. Goodwill

Goodwill represents the excess of purchase price over the fair value of net assets acquired in Optare as at its acquisition in 2000. Amortization of goodwill is on a straight-line basis over 20 years, the period of its expected benefit.

Effective January 1, 2002 NABI will assess the recoverability of this intangible asset by determining whether the amortization of the goodwill balance over its remaining period of expected benefit can be recovered through undiscounted future operating cash flows of the acquired operation.

12. Short Term Loans

Short term borrowing decreased from US$ 48.1 million at the end of 2000 to US$ 32.0 million at the end of 2001, primarily due to the receipt of progress payments under the terms of a major supply contract in the US.

13. Accounts Payable

Accounts payable increased from US$ 36.1 million in 2000 to US$ 60.0 million in 2001 mainly due to the receipt of progress payments on a major contract as referred to above.

14. Warranties

Warranty provisions increased primarily due to the increased number of buses sold during 2001 compared with 2000.

15. Long Term Loans

Long term loans include senior notes net of debt discount of a gross amount of US$ 5.3 million on warrants relating to the notes issued by the Group which are amortized on a straight-line basis over the life of the notes. Other changes related to the repayment of US$ 2.5 million of the Optare Notes, whilst there was an increase in a term loan from a Hungarian bank of US$ 3.4 million in respect of the first stage of investment at Kaposvár. In total long-term debt increased from US$ 29.4 million in 2000 to US$ 31.7 million in 2001.

16. Obligations under Residual Value Guarantees

Buses sold to customers on terms, which include an option for the customer to sell, under certain conditions, the buses back to the Group at a future date, are accounted for as operating leases. The Group's conditional obligations in respect of residual value guarantees arising under such agreements are included under this item and amounted to US$ 3.0 million in 2001 (2000: nil).

17. Deferred Revenue

Amounts received under transactions accounted for as operating leases are recorded as deferred revenue in excess of the Group's residual value obligations. These amounts will be credited on a straight-line basis over the period of the leases and stood at US$ 7.6 million in 2001 (2000: nil).

18. Changes in Shareholders' Equity

In accordance with the Group's dividend policy the entire net income earned during each year was transferred to retained earnings to finance the Group's expansion.

In 2000 the number of shares increased by 146,600 related to the exercise of management share options. For financing the Optare acquisition, the Group issued US$ 20 million of senior notes together with warrants for 330,258 for NABI Rt shares. The warrants can be exercised, in whole or in part, at any time until expiry on January 31, 2006. As Optare maintains accounts in GBP, a foreign currency translation adjustment appears in shareholders' equity in both 2000 and 2001.

During the year 2001, the following changes occurred in shareholders' equity (i) the authorized and issued number of shares increased by 8000 relating to the exercise of management share options and (ii) 65,162 treasury shares were purchased and sold.

19. Employee Headcount

The following table shows the year-end headcount by year and country:

	2000	2001
HU	647	734
US	696	638
UK	405	504
Total	**1748**	**1876**

20. Compensation

During 2001 the average annual salary of employees by country was as follows:

HU	HUF 2.8 million
US	US$ 33.6 thousand
UK	GBP 18.5 thousand

Investor, Supervisory Board Auditor Information

The Hungarian Stock Market and the NABI share in 2001

2001 was characterized by declining share prices on the Budapest Stock Exchange (BSE), as the BUX index of the BSE, descended 8% in US$ terms. NABI shares lost 19% during the year and the company's market value amounted to US$ 61 million on December 31.

The share also suffered from the general trend on the BSE in 2001 in terms of trading volume. Trading activity became highly concentrated on the five largest issues that accounted for approximately 90% of total turnover. The daily average turnover of the share shrunk by 61% from approximately 14,545 in 2000, to 5,600 shares a day in 2001.

NABI share: Facts and figures

	2001	2000
Highest price (US$)	16.07	25.57
Lowest price (US$)	10.29	14.95
Price as of December 31, 2001	13.19	16.29
Market capitalization (US$ million)	61	75
Yield (%)	(19.0)	(22.4)
BUX yield (%)	(8.0)	(20.4)
Number of shares traded	1,374,323	3,650,821
Number of shares outstanding	4,624,600	4,616,600
Free float	2,124,600	2,116,600

Treasury share transactions and share structure

The Company executed two treasury share transactions in 2001, in which it bought and sold 65,162 shares. In the latter transaction seven additional treasury shares were sold, obtained during the transformation of the shares into dematerialized form during the previous year.

On March 27, the Company privately issued 8,000 shares within the framework of its management share option plan. NABI's share capital is currently divided into 4,624,600 registered ordinary shares with a nominal value of HUF 1,000 each in dematerialized form. The shares were listed on the BSE in August 1997. Shareholders' rights are detailed in NABI's Articles of Association.

ADR Information

ADR Depositary	NABI ADR
The Bank of New York 101 Barclay Street, 22 West New York, NY10286 USA Tel.: 1-888-269-2377 (within US) +1-610-312-5315	Ratio: 1 ADR = 1 Ordinary Share Exchange: OTC Symbol: NABHY CUSIP: 656761 10 3

Dividend policy

The declaration and payment of dividends by the Company are subject to the discretion of the General Meeting of Shareholders following a recommendation from the Board of Directors. While all shares are eligible for any dividends declared, the Company has not paid a dividend to this date, as earnings are retained to support the Group's operations and to finance expansion.

Shareholder structure

The shareholder structure of NABI Rt. has not changed significantly in 2001. Alongside the majority owner, the First Hungary Fund (54.06%), the domestic depositary Citibank (13.37%) is the only shareholder to own shares in excess of 5% of the total number of outstanding shares. NABI's shareholders include a total of 48 depositories, 8 foreign institutions, and 105 domestic institutions. Employees of NABI owned 11,000 shares on December 31, 2001.

Shareholder	December 31, 2000		December 31, 2001	
	%	Shares('000)	%	Shares('000)
Institutional investors	**73.52**	**3,394**	**71.05**	**3,286**
Domestic	13.51	624	13.65	631
Foreign	60.01	2,770	57.40	2,655
Depositaries	**26.19**	**1,209**	**28.70**	**1,326**
Employees	**0.29**	**13**	**0.25**	**12**
Total	**100.00**	**4,616**	**100.00**	**4,624**

Investor relations

The Corporate Office in Budapest provides information and assistance to NABI investors. The Company publishes its news releases in the Hungarian national daily newspaper Magyar Tókepiac and through the Internet Communications System of the BSE (www.bse.hu). Direct mailing of news releases may be requested directly from the Corporate Affairs Director (Email: corporate.office@nabi.hu)

Supervisory Board

NABI's Supervisory Board meets regularly to oversee the Company's operations. The members of the Supervisory Board as follows:

Name	Position	Beginning of mandate	Re-election due by
Charles A. Huebner	Chairman	1997.03.31	2003.05.31
Blága László	Member	1997.03.31	2003.05.31
Mátyás László	Member	2000.04.27	2003.05.31
Szóke Zoltán	Member (Employee representative)	2000.04.27	2003.05.31
Kenyeres Lajos	Member (Employee representative)	2000.04.27	2003.05.31

Auditors

During 2001, the Company's financial and environmental statements and reports were audited by:

KPMG Hungária Kft.
99. Váci út
Budapest
1139
Tel.: +36-1-270-7100
Fax: +36-1-270-7101

Company Facts

Date of the effective Articles of Association	September 17, 2001
Place of the latest court registration	Budapest
Date of the latest court registration	February 19, 2002
Number of the latest court registration	01-10-043464/44
Share-capital of the Company at the closing of the year	4 624 600 000 Ft
Length of the Company's existence	Since 1992
Business year of the Company	From January 1 to December 31
Carriers of Company publications	Magyar Tókepiac
Activities of the Company (based on TEÁOR)	34.10 Manufacture of road vehicles 34.20 Manufacture of vehicle bodies 34.30 Manufacture of vehicle parts 50.10 Trade of vehicles 50.30 Trade of vehicle parts 71.21 Rental of land vehicles

Glossary of Terms

3D CAD system	Computer Aided Design technique which models three-dimensional forms on the screen for easier simulation of how finished vehicles will look and behave.
30LFN	30ft small bus (developed from the Optare Solo and sold in the US).
35LFW	35ft low floor transit bus.
40LFW	40ft low floor transit bus.
40C-LFW	40ft low floor transit bus of composite construction.
45C-LFW	45ft low floor transit bus of composite construction.
60LFW	60ft low floor articulated transit bus.
Alero	24 foot long ultra low floor integral bus.
Alero market	The market for small size easy access buses, especially suitable for transportation of the disabled.
Alternative Fuel Vehicle	Any vehicle that operates with fuel other than diesel or gasoline.
Articulated Bus	Extra-long (typically 55 to 65 feet) bus with the rear body section connected to the main body by a joint mechanism called a bellow. This allows the vehicle to bend when in operation for sharp turns and curves and yet have a continuous interior.
CNG	Compressed natural gas; popular alternative fuel used in transit buses.
CompoBus™	NABI's fiber-reinforced composite material based integral of transit buses that are significantly lighter than comparable steel bodied vehicles.
Double Decker	A high-capacity bus having two levels of seating, one over the other, connected by a stairway. Total bus height is usually 13.5 to 14.5 feet, and typical passenger seating capacity is usually for 80 people.
Excel	Optare low floor 39ft single deck bus
LNG	Liquid natural gas; popular alternative fuel used in transit buses.
Hybrid	Vehicle which uses combination of diesel and electric power to minimise emissons
Low-floor Vehicle	A vehicle which has a level floor without steps in the boarding area and at least in the front part of the vehicle, allowing step-on boarding from the ground.
Midi coach	A bus with separate luggage compartments, usually with high-backed seats and sometimes restroom facilities for use on high-speed long-distance services. A midi coach is generally 23-35ft in length and has a seating capacity of 10-40 passengers.
Muliplex	A system of electrical wiring, pioneered by NABI in the USA and Optare in the UK, using one 'ring main' which reduces complexity of wiring looms.
Nouvelle, Soroco, Solera and Bonito	Optare coach models supplied to the UK market.
SCRIMP®	Seemans Composite Resin Infusion Molding Process, used for the manufacturing of composite bus shells. NABI holds the exclusive right to the bus industry application of this patented technology.
Solo	Small UK single-deck bus also known as NABI 30LFN in the US and holder of Queen's Award for Innovation and Millenium Products Award.
Transit Bus	A bus normally with a rear-mounted engine, low-back seating and without luggage compartments or restroom facilities for use on frequent-stop scheduled service.

NABI Rt:

Corporate Office
45. Újszász u.
Budapest, 1165
Hungary

Tel: +36-1-401-7212
Fax: +36-1-407-2931
Email: corporate.office@nabi.hu

Budapest Bus Plant
45. Újszász u.
Budapest, 1165
Hungary

Tel: +36-1-401-7399
Fax: +36-1-407-2931
Email: nabihq@nabi.hu

Kaposvár Manufacturing Plant
Keleti Ipari Park
Kaposvár, 7400
Hungary

Tel: +36-82-705-205
Fax: +36-1-407-2931
Email: kaposvar@nabi.hu

NABI Inc:

Head Office
Anniston Assembly Plant
106 National Drive
Anniston, AL 36207
USA

Tel: +1-256-831-4296
Fax: +1-256-831-4299
Email: nabiusa@nabiusa.com

Aftersales Division
1275 S. Houk Rd
Delaware, OH 43015
USA

Tel: +1-740-369-1056
Toll free: +1-888-333-6224
Fax: +1-740-3635897
Email: parts@nabiusa.com

Sales and Marketing Office
20350 Ventura Blvd., Suite 205
Woodland Hills, CA 91064
USA

Tel: +1-818-610-0330
Fax: +1-818 610 0335
Email: bussales@nabiusa.com

Optare Holdings Ltd:

Head office
Leeds Manufacturing Plant
UNITEC Parts &Service
Manston Lane
Leeds, LS15 8SU
United Kingdom

Tel: +44-113-264-5182
Fax: +44-113-260-6635
Email: bussales@optare.com
parts@optare.com

Rotherham Manufacturing Plant
UNITEC Service Center
Denby Way
Rotherham, S66 8HR
United Kingdom

Tel: +44-1709-535100
Fax: +44-1709-535102
Email: aftersales@optare.com
coachsales@optare.com


Park & Ride
TRENT

NABI Rt:

Corporate Office
45. Újszász u.
Budapest, 1165
Hungary

Tel: +36-1-401-7212
Fax: +36-1-407-2931
Email: corporate.office@nabi.hu

www.nabi.hu
www.nabiusa.com
www.optare.com

02 JUN -5 AM 11:10

North American Bus Industries Rt. and its Subsidiaries
Consolidated Financial Statements
For The Years Ended December 31, 2001 and 2000
and Independent Auditors' Report Thereon

Table of Contents

KPMG

KPMG Hungária Kft.

Váci út 99.
H-1139 Budapest
Hungary

Telefon: (36-1) 270 7100
Telefax: (36-1) 270 7101

e-mail: info@kpmg.hu
Internet: www.kpmg.hu

Independent Auditors' Report

The Board of Directors and Shareholders
North American Bus Industries Rt.

We have audited the accompanying consolidated balance sheets of North American Bus Industries Rt. and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income and comprehensive income, consolidated statements of shareholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of North American Bus Industries Rt. and its subsidiaries, as of December 31, 2001 and 2000, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the consolidated financial statements, the Company changed its method of accounting for recognition of revenue effective January 1, 2000.

KPMG Hungária Kft.

KPMG Hungária Kft.
March 11, 2002

North American Bus Industries Rt. and its Subsidiaries
Consolidated Balance Sheets
December 31, 2001 and 2000
(all amounts in thousands of US$)

	2001	2000
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	1,988	2,648
Accounts receivable, net of 97 allowance for losses as of December 31, 2001 and 2 as of December 31, 2000	75,955	47,275
Inventories, net	64,727	76,767
Prepaid expenses and other current assets	5,813	2,529
Deferred income taxes	2,914	1,660
Total current assets	151,397	130,879
PROPERTY AND EQUIPMENT, net of accumulated depreciation	50,263	38,683
INTANGIBLE ASSETS, net of accumulated amortization of 486 as at December 31, 2000	-	487
GOODWILL, net of accumulated amortization of 1,807 as of December 31, 2001 and 855 as of December 31, 2000	18,728	19,239
DEFERRED INCOME TAXES	308	1,097
DEFERRED DEBT ISSUANCE COSTS, net of accumulated amortization of 199 as of December 31, 2001 and 94 as of December 31, 2000	365	470
OTHER NON-CURRENT ASSETS	119	120
TOTAL ASSETS	221,180	190,975
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Accounts payable	60,010	36,102
Notes payable	32,018	48,059
Bank overdraft	658	1,525
Current portion of long term debt	3,047	3,714
Accrued liabilities and other current liabilities	4,598	4,979
Warranty provisions	6,282	4,250
Total current liabilities	106,613	98,629
LONG-TERM LIABILITIES		
Long-term notes payable and capital lease obligations, net of discount of 3,742 as of December 31, 2001 and 4,506 as of December 31, 2000	31,678	29,417
Deferred income taxes	1,458	-
Obligations under residual value guarantees	3,046	-
Deferred revenue	7,647	-
Total long-term liabilities	43,829	29,417
NEGATIVE GOODWILL, net of accumulated accretion of 724 as of December 31, 2001 and 646 as of December 31, 2000	72	150
COMMITMENTS AND CONTINGENCIES (Note 15)	-	-
SHAREHOLDERS' EQUITY:		
Share capital (4,624,600 and 4,616,600 shares at par value of HUF 1,000 per shares issued and outstanding as at December 31, 2001 and December 31, 2000, respectively)	25,474	25,433
Additional paid in capital	25,612	25,530
Retained earnings	20,351	12,398
Accumulated other comprehensive loss	(771)	(582)
Total shareholders' equity	70,666	62,779
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	221,180	190,975

See notes to consolidated financial statements.

North American Bus Industries Rt. and its Subsidiaries
Consolidated Statements of Income and Comprehensive Income
For the years ended December 31, 2001 and 2000
(all amounts in thousands of US$, except earnings per share which is in US$)

	2001	2000
NET SALES	344,034	247,602
DEFERRED REVENUE RECOGNIZED	849	-
TOTAL REVENUE	344,883	247,602
COST OF SALES	(300,051)	(214,369)
GROSS PROFIT	44,832	33,233
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	(29,737)	(21,948)
AMORTIZATION OF GOODWILL	(874)	(777)
OPERATING INCOME	14,221	10,508
INTEREST EXPENSE	(4,983)	(5,443)
AMORTIZATION OF DEBT DISCOUNT	(764)	(793)
AMORTIZATION OF DEFERRED DEBT ISSUE COSTS	(104)	(94)
INTEREST INCOME	45	331
OTHER INCOME/(EXPENSE)	947	(949)
INCOME BEFORE INCOME TAXES AND CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING POLICY	9,362	3,560
INCOME TAX EXPENSE	(1,410)	(781)
NET INCOME BEFORE CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING POLICY	7,952	2,779
CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING POLICY	-	(1,035)
NET INCOME	7,952	1,744
COMPREHENSIVE LOSS ADJUSTMENT		
Foreign currency translation loss	(189)	(582)
TOTAL COMPREHENSIVE INCOME	7,763	1,162
BASIC EARNINGS PER SHARE BEFORE CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING POLICY	1.73	0.62
CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING POLICY	-	(0.23)
BASIC EARNINGS PER SHARE	1.73	0.39
DILUTED EARNINGS PER SHARE BEFORE CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING POLICY	1.67	0.61
CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING POLICY	-	(0.23)
DILUTED EARNINGS PER SHARE	1.67	0.38

See notes to consolidated financial statements.

North American Bus Industries Rt. and its Subsidiaries
Consolidated Statements of Shareholders' Equity
For the years ended December 31, 2001 and 2000
(all amounts in thousands of US$, except number of shares)

	Number of Shares	Share Capital	Additional Paid in Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Total Shareholders' Equity
December 31, 1999	4,470,000	24,951	18,859	10,655	-	54,465
Issuance of warrants	-	-	5,300	-	-	5,300
Stock options exercised	146,600	482	1,371	-	-	1,853
Net income	-	-	-	1,744	-	1,744
Foreign currency translation adjustment	-	-	-	-	(582)	(582)
December 31, 2000	4,616,600	25,433	25,530	12,398	(582)	62,779
Stock options exercised	8,000	28	41	-	-	69
Purchase of treasury shares	65,162	(220)	(659)	-	-	(879)
Sale of treasury shares	(65,162)	233	700	-	-	933
Net income	-	-	-	7,952	-	7,952
Foreign currency translation adjustment	-	-	-	-	(189)	(189)
December 31, 2001	**4,624,600**	**25,474**	**25,612**	**20,351**	**(771)**	**70,666**

See notes to the consolidated financial statements.

North American Bus Industries Rt. and its Subsidiaries
Consolidated Statements of Cash Flows
For the years ended December 31, 2001 and 2000
(all amounts in thousands of US$)

	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	7,952	1,744
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Depreciation and amortization	5,782	4,425
Impairment loss	848	308
Amortization of deferred revenue	(849)	-
Warranties	2,032	1,395
Amortization of goodwill	952	855
Accretion of negative goodwill	(78)	(78)
Amortization of deferred debt issuance costs	104	94
Amortization of debt discount	764	793
Deferred income taxes	997	(1,352)
Unrealized forward exchange loss	174	299
Foreign currency translation loss	-	188
Adjustment to goodwill	(441)	-
Changes in assets and liabilities: net of effects of purchased business		
Accounts receivable, net	(28,680)	(15,976)
Inventories	12,040	(33,689)
Prepaid expenses and other	(3,284)	(1,097)
Accounts payable	23,908	8,569
Accrued liabilities and other	(381)	1,169
Increase in obligations under residual value guarantees	3,046	-
Increase in deferred revenue	8,496	-
Other (liabilities) assets	-	161
Net cash provided by (used in) operating activities	33,382	(32,192)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of business, net of cash	-	(19,044)
Purchase of property and equipment	(18,277)	(6,093)
Net cash used in investing activities	(18,277)	(25,137)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from issuance of share capital	69	1,853
Purchase and sale of treasury shares, net	54	-
(Decrease) increase in bank overdraft	(867)	1,525
Proceeds from issuance of notes payable	39,375	88,720
Principal payments on notes payable	(55,805)	(60,410)
Borrowings under long-term debt agreements	6,552	29,510
Repayments of long-term debt	(3,767)	(6,415)
Principal payments on capital leases	(1,565)	(1,028)
Payment of debt issuance costs	-	(563)
Net cash (used in) provided by financing activities	(15,954)	53,192
Effect of foreign exchange rate changes on cash	189	582
NET DECREASE IN CASH AND CASH EQUIVALENTS	(660)	(3,555)
Cash and cash equivalents, beginning of year	2,648	6,203
Cash and cash equivalents, end of year	1,988	2,648

North American Bus Industries Rt. and its Subsidiaries
Consolidated Statements of Cash Flows
For the years ended December 31, 2001 and 2000
(all amounts in thousands of US$)

	2001	2000
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:		
Cash paid during the year for:		
Interest, net of interest capitalized	4,911	3,896
Income taxes	4,131	4,050
SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:		
Notes to former Optare shareholders	-	7,944
Issuance of warrants	-	5,300
PURCHASE OF OPTARE:		
Consideration paid	-	28,373
Liabilities assumed	-	24,793
TOTAL	-	53,166

See notes to consolidated financial statements.

(all amounts in thousands of US$, unless otherwise stated)

1. ORGANIZATION AND BUSINESS

The accompanying consolidated financial statements of North American Bus Industries Rt. ("NABI Rt." on a stand-alone basis) and its subsidiaries (together the "Group" or "NABI") as of and for the years ended December 31, 2001 and 2000 consist of the accounts of NABI Rt. consolidated with the following subsidiaries:

	% held as of December 31	
	2001	2000
Subsidiary		
North American Bus Industries, Inc.	100%	100%
Optare Holdings Ltd.	100%	100%

The Group - headquartered in Budapest, Hungary - designs, manufactures and sells buses and provides aftersales services and sells spare parts to its customers in the USA and the United Kingdom.

The predecessor of NABI Rt. (NABI Kft.) was established in 1992 by the First Hungary Fund, a closed equity fund registered in the Channel Islands. NABI Kft. was transformed into an Rt. (company limited by shares) and its shares listed on the Budapest Stock Exchange on August 1, 1997. In February 2000, North American Bus Industries, Inc. ("NABI Inc.") acquired Optare Holdings Ltd. of Leeds, United Kingdom ("Optare").

As of December 31, 2001, 54% (December 31, 2000: 54%) of NABI Rt.'s share capital was owned by the First Hungary Fund Ltd.; the remainder of the shares are publicly traded.

Property and equipment at December 31, was located as follows:

	2001	2000
Hungary	21,335	17,317
United States of America	17,752	10,151
United Kingdom	11,176	11,215
	50,263	38,683

Total revenue for the years ended December 31 consisted of the following:

	2001	2000
Bus sales in the USA	264,859	171,004
Bus replacement part sales in the USA	28,705	23,654
Bus sales in the UK	40,943	45,136
Bus replacement part sales in the UK	8,583	7,328
Other sales	944	480
Deferred revenue recognized	849	-
	344,883	247,602

(all amounts in thousands of US$, unless otherwise stated)

The Group competes in public tenders for the opportunity to win contracts for the construction and sale of transit buses to mass transit authorities in the USA. A significant portion of the Group's revenue during any specific accounting period is received from those customers whose contracts are being fulfilled during that period. The amount of bus sales revenue attributable to the Group's major customers for the years ended December 31 is as follows:

	2001	2000
United States		
LA CMTA (Los Angeles, CA)	30%	31%
OCTA (Orange County, CA)	17%	4%
City of San Antonio (San Antonio, TX)	11%	-
Metropolitan Dade County (Miami, FL)	6%	1%
City of Phoenix (Phoenix, AZ)	5%	5%
Riverside Transit Agency (Riverside, CA)	5%	-
RTD (Denver, CO)	4%	17%
Mass Transit Authority (Baltimore, MD)	4%	7%
Other	5%	14%
United States, total	87%	79%
United Kingdom	13%	21%
	100%	100%

Also as a result of the nature of operations, typically a significant portion of the Group's accounts receivable is due from those customers who took delivery of buses within the preceding months in the USA. As of December 31, 2001 and 2000, 43% and 25%, respectively, of total accounts receivable were due from one customer. Most of these accounts receivable were collected subsequent to year-end.

2. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation - The accompanying consolidated financial statements present the Group's consolidated financial information in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Principles of Consolidation - The consolidated financial statements include the accounts of NABI Rt., its wholly owned subsidiary NABI Inc. and the wholly owned subsidiary of NABI Inc., Optare Holdings Ltd. All significant intercompany accounts and transactions have been eliminated.

Currency Translation – NABI Rt. maintains its books in Hungarian Forint and uses the United States Dollar ("US$") as its functional currency to reflect the primary currency in which the Group conducts its business. Non-monetary assets and liabilities, principally inventories, prepaid expenses, property and equipment and share capital, and any revenue and expenses related to these items, have been remeasured into US$ using historical exchange rates. Non US$ denominated monetary assets and liabilities have been remeasured using the year-end exchange rates. The related exchange gains and losses have been recognized in the consolidated statements of income.

Optare maintains its books in British Pounds, its functional currency. The assets and liabilities of Optare are translated into US$ at year-end exchange rates and the results of Optare's operations are translated at the weighted average exchange rates for the year. Foreign currency translation gains or losses are recorded as a component of other comprehensive loss in the accompanying consolidated statement of income and comprehensive income. Cumulative foreign currency translation gains or losses are recorded as a separate component of shareholder's equity in the accompanying consolidated balance sheet.

(all amounts in thousands of US$, unless otherwise stated)

Cash Equivalents - All highly liquid investments with maturities of three months or less at the time of purchase are treated as cash equivalents.

Inventories - Inventories are valued at the lower of cost (first-in, first-out method) or market value.

Property and Equipment - Property and equipment, except demonstration vehicles, are carried at cost less accumulated depreciation. Demonstration vehicles are stated at the lower of cost or market value. Depreciation is determined using the straight-line method based on the estimated useful lives of the assets, which are generally as follows:

Buildings	20 to 50 years
Building and leasehold improvements	10 years
Plant and equipment	4 to 11 years
Office furniture and equipment	5 to 11 years
Vehicles	4 to 7 years
Computer equipment	5 years
Demonstration and rental vehicles	4 to 6 years
Buses leased to customers	10 years

The Group leases certain equipment under finance leases, which are classified under property and equipment and depreciated using the straight-line method over the lease term. The related obligations are recorded as liabilities. The depreciation is included in depreciation expense.

Buses sold to customers on terms which include an option for the customer to sell, under certain conditions, the buses back to the Group at a future date are accounted for as assets leased to customers and are included in property and equipment and depreciated on a straight line basis over their expected useful lives of ten years (Note 6). The depreciation is included in the depreciation expense.

The Group capitalizes expenditures for major renewals and betterments and charges the cost of current maintenance and repairs to operating expenses. Interest costs associated with major property additions are capitalized while the projects are in the process of acquisition and construction. During 2001 and 2000, the Group capitalized 1 and 0 of interest expense, respectively.

Estimated Warranties - Provisions are made for the estimated warranty costs on buses sold. The warranty period for buses sold is specifically stated in the contract with the individual customer. Warranty terms and periods for major components typically correlate to the warranty terms and provisions provided to the Group by the component's manufacturer. During 2001 and 2000, the Group incurred warranty costs of 3,709 and 3,378 respectively

Goodwill and Negative Goodwill – Goodwill, which represents the excess of purchase price over fair value of net assets acquired, is amortized on a straight-line basis over 20 years, which represents the expected periods to be benefited. The Group assesses the recoverability of this intangible asset by determining whether the amortization of the goodwill balance over its remaining life can be recovered through undiscounted future operating cash flows of the acquired operation. The amount of goodwill impairment, if any, is measured based on projected discounted future operating cash flows using a discount rate reflecting the Group's average cost of funds. The assessment of the recoverability of goodwill will be impacted if estimated future operating cash flows are not achieved.

(all amounts in thousands of US$, unless otherwise stated)

Negative goodwill represents the excess of the fair value of NABI Inc.'s net identifiable assets over the cost of the 1992 NABI Inc acquisition and is being accreted using the straight-line method over 10 years.

Impairment – The Group reviews long-lived assets for impairment when events or changes in circumstances indicate that the carrying amounts of these assets may not be recoverable based on its expectation of undiscounted future cash flows associated with the operation of the assets. If impairment is indicated, any impairment losses are reported in the period in which the recognition criteria are first applied based on the difference between the carrying value and the fair value of the assets. Long-lived assets held for sale are carried at the lower of carrying amount or fair value, less costs to sell such assets. During 2001, the Group recorded 848 of impairment losses (2000: 308).

Debt Issuance Costs - Debt issuance costs are deferred and amortized to interest expense on a straight-line basis over the lives of the related debt agreements, principally 2 to 6 years.

Debt Discount – Debt discount is amortized using the effective interest method over 6-years, the life of the related senior notes payable.

Revenue Recognition – The Group recognizes revenue from the sale of buses and replacement parts upon delivery to the customer except in instances where the contract with the customer provides that the customer may on certain conditions sell the bus back to the Group at a specified price on a future date. Revenue on such sales is deferred and the difference between the initial sales price and the future repurchase obligation is recognized as income in equal installments over the period until the first date on which the option can be exercised by the customer. The deferred revenue and the Group's obligation under the buy-back option are reported as long-term liabilities (Note 9).

Prior to 2000, NABI Inc. had recorded revenue at the time the bus was completed and accepted for shipment by the customer. With effect from January 1, 2000, NABI Inc. changed its accounting policy for revenue recognition to comply with changes in accounting principles generally accepted in the United States of America. The Group recorded an adjustment in 2000 of 1,035, net of tax, as the cumulative effect for the period prior to January 1, 2000 of the change in accounting policy.

Forward Exchange Contracts - Forward exchange contracts are accounted for as speculative forward exchange contracts and are marked to market in the accompanying consolidated statements of income and comprehensive income (Note 4).

Research and Development Expenses - The Group expenses research and development costs as they occur. R&D expenses amounted to 2,297 for the year ended December 31, 2001. (2000: 966).

Income Taxes - Deferred income taxes are recorded for differences in book and tax bases of assets and liabilities based on the tax rates and laws enacted as of each balance sheet date. The effects of future changes in tax laws or rates are not anticipated. Deferred income taxes are classified according to the classification of the related asset or liability for financial reporting.

Accounting Estimates - The preparation of financial statements in conformity with US GAAP requires management to make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

(all amounts in thousands of US$, unless otherwise stated)

Earnings per Share - Basic earnings per share is based on the weighted average number of shares outstanding. The weighted average number of shares used in computing basic earnings per share was 4,585,150 for the year ended December 31, 2001 (2000: 4,512,758). Diluted earnings per share considers the impact of potential common shares, unless the inclusion of the potential common shares would have an anti-dilutive effect. The weighted average number of shares used in calculating diluted earnings per share were 4,755,950 for the year ended December 31, 2001 (2000: 4,519,577).

Stock Based Compensation - Fixed stock option plans are accounted for in accordance with Accounting Principles Board Opinion No. ("APB") 25, "Accounting for Stock Issued to Employees", and related interpretations. The Group adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. ("SFAS") 123, "Accounting for Stock-Based Compensation" (Note 14).

The Group accounts for variable stock option plans in terms of SFAS 123.

Recent Accounting Pronouncements - In June 2001, the FASB issued SFAS 142, "Goodwill and Other Intangible Assets". SFAS 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but are instead tested for impairment at least annually. Impairment is measured as the excess of carrying value over the fair value of an intangible asset with an indefinite life. As of January 1, 2002, the Group will cease to amortize goodwill and will write off negative goodwill. The amount of goodwill amortized in 2001 was 874 (2000: 777).

Reportable Segments - The Group operates in a single business segment, the supply of buses and bus replacement parts. Analyses of sales by country, major customers and the location of the Group's property and equipment are set out in Note 1.

Reclassifications - Certain reclassifications have been made to the 2000 financial statements to conform to the 2001 presentation.

3. PURCHASE OF OPTARE

On February 9, 2000, NABI Inc. acquired 100% of the outstanding stock of Optare, a United Kingdom based manufacturer of buses. Consideration consisted of cash financed primarily through the issuance of long-term debt and notes payable denominated in British Pounds Sterling ("GBP") issued to the former Optare shareholders (the "Optare Notes") (Note 8).

Goodwill arising from this acquisition of 20,527 is being amortized using the straight-line method over 20 years. Effective January 1, 2002 NABI stopped amortization of goodwill based on SFAS 142. The consolidated statement of income and comprehensive income includes the operations of Optare from the date of acquisition.

(all amounts in thousands of US$, unless otherwise stated)

During 2001, the Group subsequently revised its allocation of the purchase price related to adjustments for certain acquisition contingencies and to its deferred tax position. The following summarizes the effects of the adjustments:

Original Goodwill	20,093
Adjustment to:	
Acquisition expenses	(250)
Deferred tax assets and liabilities	684
Adjusted Goodwill	**20,527**

4. FOREIGN EXCHANGE CONTRACTS

The Group utilizes forward exchange contracts to limit the impact of exchange rate fluctuations on its consolidated results of operations. During 2001 and 2000 the Group entered into forward sale exchange contracts with notional amounts as of December 31, 2001 of 439 (2000: 8,156) denominated in U.S. dollars and British Pounds and various European currencies. During 2001 and 2000 the Group entered into forward purchase exchange contracts with notional amounts as of December 31, 2001 2,925 (2000: 5,935) denominated in US Dollars and British Pounds and various European currencies. Such contracts expire on various dates through February 2002. During 2001, the Group recorded a net unrealized forward exchange rate loss of 174 (2000: 299) as a component of other income (expense) in the accompanying consolidated statement of income and comprehensive income, on marking these forward exchange contracts to market.

5. INVENTORIES

Inventories consist of the following at December 31:

	2001	2000
Raw materials	29,290	36,005
Work-in-process	23,564	13,711
Finished goods	11,873	27,051
	64,727	**76,767**

As at December 31, 2001, inventory is stated net of allowance for slow moving and obsolete inventory of 1,421 (2000: 871).

(all amounts in thousands of US$, unless otherwise stated)

6. PROPERTY AND EQUIPMENT

Property and equipment consist of the following at December 31:

	2001	2000
Real estate	18,877	19,639
Factory furniture, equipment and vehicles	21,608	16,891
Office furniture and equipment	10,219	9,028
Equipment under capital leases	651	651
Buses under lease (note 9.)	8,308	-
Demonstration vehicles	1,241	1,125
Rental vehicles	289	966
Construction in progress	5,207	1,320
	66,400	49,620
Less: Accumulated depreciation	(16,137)	(10,937)
	50,263	**38,683**

In 2001, the Group delivered buses to a US customer, which are a subject to a conditional buy-back arrangement and have been treated as operating leases (Note 9). At December 31, 2001 the gross amount of equipment and related accumulated amortization recorded in property, plant, and equipment under this transaction was as follows:

Buses under lease	8,308
Less: Accumulated depreciation	(480)
	7,828

Depreciation and amortization expense was 5,200 and 4,425 for the years ended December 31, 2001 and 2000, respectively.

7. INTANGIBLE ASSETS

The Group had an agreement with a producer of composite structures based in the United States of America under which it had made payments for manufacturing rights to utilize the composite technology for bus shell manufacturing. In August 2001, following a revision of the agreement, amounts paid, net of accumulated amortization, have been reclassified to prepaid expenses as the revised agreement provides that they will be treated as advance payments in respect of royalty payments due on future sales of buses manufactured using the composite technology.

(all amounts in thousands of US$, unless otherwise stated)

8. CREDIT AGREEMENTS

Lines of Credit

During 2001, the Group had line of credit agreements (the Lines), denominated in various currencies, with various banks. Information pertaining to these by entity is as follows:

	December 31, 2001		December 31, 2000	
	Amount of Line	Borrowings Outstanding	Amount of Line	Borrowings Outstanding
NABI Inc.	44,000	28,500	47,600	39,100
NABI Rt.	7,000	501	14,400	6,580
Optare	18,636	3,017	14,636	2,379
	69,636	32,018	76,636	48,059

All of the Lines mature on or before December 31, 2002. Subsequent to December 2001, a facility of 15,000, which matured in January 2002, has been renewed for a further year.

NABI Rt.

The Lines require payment of interest periodically, ranging from one to three months. Interest on borrowings is based on London Inter-Bank Offer Rate (LIBOR) plus margin. As of December 31, 2001 and 2000 NABI Rt. had 501 and 9,579 in outstanding borrowings under the lines leaving 6,499 and 4,820 available for future borrowings.

NABI Inc.

The Lines require the payment of interest periodically, ranging from one to three months. Interest on borrowings under the Lines are, at NABI Inc.'s option, based on either LIBOR, Base Rate plus margin. As of December 31, 2001 and 2000, NABI Inc. had 28,500 and 39,100 in outstanding borrowings under the Lines leaving 15,500 and 13,500 available for future borrowings.

Optare

As of December 31, 2001 and 2000, the Line consisted of a 4,779 and 4,182, respectively, revolving facility to cover Optare's overdrafts and a 10,455 revolving facility for spot and forward foreign exchange transactions and for currency options (Exchange Facility). Outstanding borrowings under the Line as of December 31, 2001 and 2000, related entirely to overdrafts. As of December 31, 2001 and 2000, Optare had 2,001 and 2,379, respectively, outstanding under the overdraft facility leaving 2,779 and 1,803, respectively, available for future borrowings. Interest is payable quarterly on the Line, based on the base rate or LIBOR plus margin. Optare also has short term facilities from Hungarian banks on LIBOR plus margin basis and one of these facilities was partly utilized as of December 31, 2001.

The majority of the Lines (i) require the Group to provide to the banks, within periods ranging from ninety to one hundred fifty days subsequent to December 31 of each year, audited financial statements prepared in accordance with US GAAP (ii) place restrictions on the Group's ability to change its business, create liens, guarantee or incur additional indebtedness, pay dividends, repurchase its outstanding common stock, consolidate, merge and dispose of its business and (iii) require the Group to maintain certain financial ratios based on the Group's US GAAP financial

(all amounts in thousands of US$, unless otherwise stated)

statements. In addition, certain of the Lines include a cross default provision ("Cross Default") whereby a default would occur if the Group was in default of any covenants of any of their other Lines or long-term credit agreements.

As of December 31, 2001 the Group was in compliance with all the requirement of its Credit Lines.

Long-term Debt

Long-term debt ("Debt") consists of the following at December 31, 2001 and 2000:

	2001	2000
Senior Notes payable, net of debt discount of 3,742 as of December 31, 2001 and 4,506 as of December 31, 2000 - annual principal payments of 6,667 commencing January 31, 2004 through January 31, 2006 and interest at 9.3% (an effective rate of 14.6%) per annum payable semi-annually	16,258	15,494
Note payable to a Hungarian bank - quarterly principal payments of 500 commencing April 15, 2003 through January 15, 2006 with interest at LIBOR plus margin (an effective rate of 3.2% as of December 31, 2001), payable monthly	6,000	6,000
Optare Notes denominated in GBP due December 7, 2002, interest at the Barclays Rate, as defined, plus margin (an effective rate of 4.5% at December 31, 2001), payable semi annually	1,858	4,524
Notes payable to a UK Bank denominated in GBP - quarterly principal payments of GBP121 thousand through November 5, 2007 with interest at Base Rate, as defined, plus margin (an effective rate of 8.25% at December 31, 2001)	2,826	3,485
Development loan - repayable in July 31, 2003, interest free	118	-
Eximbank term loan - repayable on December 15, 2003 with interest at LIBOR and LIBOR plus margin, payable in December 2003	6,434	3,000
Capital lease obligations	1,231	628
Long term debt	34,725	33,131
Less: Current portion	(3,047)	(3,714)
Long-term portion	31,678	29,417

Senior Notes

On February 9, 2000 NABI Rt. and NABI Inc. entered into the Note and Warrant Purchase Agreement with Metropolitan Life Insurance Company and Metropolitan Property and Casualty Insurance Company (collectively "Metropolitan") (the "Metropolitan Agreement") through which NABI Inc. issued to Metropolitan 20,000 in senior notes, of which 13,045 were used to fund the Optare acquisition (Note 3), with the remainder used to fund NABI Inc.'s general working capital needs. The Metropolitan Agreement also required NABI Rt. to issue to Metropolitan a warrant to purchase 330,258 shares of its common stock for an exercise price of HUF 5,446 (US$ 20.91) per share. The value of the warrant of 5,300 at February 9, 2000, determined through the use of the Black Scholes Option Pricing Model, was accounted for as a credit to additional paid in capital offset against the par value of the senior notes (debt discount). The warrant is currently exercisable, in whole or in part, and expires on January 31, 2006. The Group is required, within 90 days from the exercise date, to issue the Shares to Metropolitan and register the Shares with the Budapest stock exchange. The Group has the option to purchase the Shares prior to such issuance and registration for a price per share

(all amounts in thousands of US$, unless otherwise stated)

equal to the weighted average share price as defined in the warrant agreement (Share Price). If the Group does not issue, purchase, or register the Shares within 90 days from exercise, the Group is required to pay Metropolitan an amount equal to the Shares multiplied by the lower of the Share Price on the exercise date or 90 days after the exercise date. Additionally, NABI Rt. has the option to redeem the warrants, in whole or in part, for HUF 2,723 ($10.45) if the Share Price equals or exceeds 150% of the exercise price for 20 consecutive days commencing February 1, 2003. During 2001 and 2000, no warrants were exercised.

Optare Notes

NABI Inc. issued 7,944 of Optare Notes to the former Optare shareholders as partial consideration for the Optare acquisition (Note 3). The Optare Notes are guaranteed through the issuance by a bank of a guarantee facility in favor of the former Optare shareholders. The guarantee facility is guaranteed by NABI Rt. and places restrictions on NABI Rt.'s and NABI Inc.'s ability to incur additional indebtedness, make loans, or provide guarantees or indemnities. The facility also requires the Group to maintain certain financial ratios based on its consolidated US GAAP audited financial statements and includes a Cross Default provision.

NABI Inc. is required to redeem the Optare Notes at the option of the Optare Note holders, on specified dates. During 2001, NABI Inc. redeemed 2,505 of the Optare Notes (2,934 in 2000). NABI Inc. recorded a foreign currency gain of 162 on the Optare Notes in 2001 (486 in 2000).

Notes Payable to a Hungarian and a UK Bank

The Notes are guaranteed by NABI Rt.

Development Loan

NABI Rt. entered into an agreement with the Education Ministry in Hungary for the finance of research and development related to its articulated low floor bus (60-LFW) under the Central Technological Development Program. This agreement provides a total facility of 243 of which 25 per cent is a non-refundable grant and the remaining 75 per cent is an interest free loan repayable in one lump sum on July 31, 2003. NABI Rt. received 156 during 2001 from which 118 is repayable and outstanding as of December 31, 2001. The grant element of 38 is included in other income.

Capital Lease Obligations

The Group is a lessee under certain capital leases for property, plant and equipment. These agreements have varying maturity dates through December 2002. Interest expense related to capital leases obligations totaled 51 and 69 for the years ended December 31, 2001 and 2000, respectively.

Aggregate scheduled maturities of the Group's long-term debt agreements as of December 31, 2001, adding back debt discount of 3,742, are as follows:

	2001
2002	3,047
2003	9,477
2004	9,142
2005	8,989
2006	7,489
Thereafter	323
	38,467

(all amounts in thousands of US$, unless otherwise stated)

9. OBLIGATIONS UNDER RESIDUAL VALUE GUARANTEES AND DEFERRED REVENUE

During 2001, the Group sold certain buses under agreements, which provide the customer with an option to sell the buses back to the Group at specified prices after periods of five and six years from delivery. In accordance with EITF Issue 95-1, Revenue Recognition on Sales with a Guaranteed Minimum Resale Value, the transaction has been accounted for as an operating lease. Amounts received in the transaction in excess of the Group's residual value guarantee obligation are recorded as deferred revenue and amortized on a straight-line basis over the period to the first exercise date of the guarantee. In 2001 849 of the deferred revenue was recognized in total revenue.

10. FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying value of cash equivalents, accounts receivable, accounts payable, and accrued liabilities approximate fair value due to the short duration of these instruments. The carrying value of long-term debt, excluding the Metropolitan Agreement, approximates fair value due to their variable nature. The estimated fair value of the Metropolitan Agreement totaled 22,738 and 17,741 as of December 31, 2001 and 2000, respectively, based on interest rates available for borrowings with similar provisions as noted in the respective agreements. Considerable judgment is required in developing the estimates for fair value of long-term debt and, therefore, such values are not necessarily indicative of the amounts that could be realized in a current market exchange.

11. OTHER INCOME / (EXPENSE)

Other income / (expense) consists of the following for the years ended December 31:

	2001	2000
Net currency exchange and remeasurement effects	487	(674)
Other	460	(275)
	947	(949)

12. INCOME TAXES

Income tax expense consists of the following for the years ended December 31:

	2001	2000
Current taxes	1,817	4,865
Deferred taxes	(407)	(4,084)
	1,410	781

The Group is liable for corporate income taxes based on the tax laws of the jurisdiction in which it operates. The corporate tax rate in Hungary is 18% and NABI Rt. enjoyed a 60% tax holiday in 2001 and 2000, bringing its effective tax rate down to 7.2%. NABI Rt.'s tax holiday expires in 2003. In the US, NABI Inc. pays state taxes at various rates and federal tax at the 34%. In the UK, the corporate tax rate is 30 %.

(all amounts in thousands of US$, unless otherwise stated)

Income taxes for the year ended December 31, 2001 and 2000 differ from the amounts computed by the tax rate of 18% to income before income taxes. The reasons for the differences are the follows:

	2001	2000
Computed "expected" tax expense at 18%	1,685	641
Increase/(decrease) in income taxes resulting from:		
-- Tax holiday	(827)	(1,091)
-- Research and development	(381)	(37)
-- Effect of foreign income tax differences	307	(21)
-- Goodwill amortization	353	291
-- Other taxes	62	(26)
-- Others	211	1,024
Total tax expense	1,410	781

Deferred tax balances at December 31 were as follows:

Assets (Liabilities)	2001	2000
Deferred income	735	-
Revenue recognition	352	540
Inventory	(215)	(210)
Accrued warranty	1,568	928
Accrued vacation	174	161
Other accrued liabilities	300	241
Short-term deferred tax asset	2,914	1,660
Property, plant equipment	-	(1,624)
Foreign interest expense	-	1,873
Research and development costs	-	962
Negative goodwill	27	62
Other	281	(176)
Long-term deferred tax asset	308	1,097
Property, plant equipment	(1,458)	-
Long-term deferred tax (liabilities)	(1,458)	-

13. EMPLOYEE BENEFIT PLANS

NABI Rt. makes contributions to the state and private pension plans as required by law. NABI Rt. had no unfunded employee benefits at December 31, 2001 and 2000.

NABI Inc. sponsors a 401(k) Plan (the "NABI Inc. Plan"), effective July 1, 2000 NABI Inc. matches 20% of employee contributions. During 2001, the Group contributed 175 and (2000: 109), to the NABI Inc. Plan.

Optare sponsors a defined contribution pension plan for its employees (the "Optare Plan"). Optare matches 2 per cent of employee contributions and contributes 1.15 per cent of employee compensation regardless of the level of employee contribution. During 2001 Optare contributed 246 (2000:218) to the Optare plan.

(all amounts in thousands of US$, unless otherwise stated)

14. EMPLOYEE SHARE OPTION PLAN

In June 1997, Shareholders approved an employee share option plan. Under the terms of the plan, the Board of Directors may grant employees options in NABI Rt.'s common shares at a price equal to 100% of the weighted average market price calculated over the 60 trading days preceding the date on which the option is granted. The aggregate number of shares in respect of which options are granted under the share option plan, whether exercised or not, may not exceed 10% of the outstanding shares of NABI Rt. At December 31, 2001, a total of 447,000 shares were reserved for grants under the share option plan; including the options outstanding. The option agreements with the employees provide that the employee is responsible for any taxes payable upon exercise of the options. All stock options have a 5-year term and vest and become fully exercisable immediately after the date of grant.

The weighted average fair value in USD of the share options granted during 2001 and 2000 were $2.05 and $9.06, respectively. The fair values were estimated using the Black-Scholes Option Pricing Model based on the weighted average assumptions of: risk-free interest rate of 7.95% for 2001, and 8.0% for 2000; volatility of 35.10% for 2001 and 27.14 % for 2000; expected life of 4 years; and a dividend yield of 0%.

The Group applies APB Opinion No. 25 in accounting for its Plan and, accordingly, no compensation cost has been recognized for its stock options in the financial statements. Had the Group determined compensation cost based on the fair value at the grant date for its stock options under SFAS No. 123, the Group's net income would have been reduced to the pro forma amounts indicated below:

		2001	2000
Net income	As reported	7,952	1,744
	Pro-forma	7,716	1,401
Basic earnings per share	As reported	1.73	0.39
	Pro-forma	1.68	0.31

Pro forma net income reflects only options granted in the current year. Therefore, the full impact of calculating compensation cost for stock options under SFAS No. 123 is not reflected in the pro forma net income amounts presented above because compensation cost is reflected over the options' immediate vesting period and compensation cost for options granted prior to this year are not considered.

The following table summarizes information about share options granted at December 31, 2001 and 2000:

	Options Outstanding	Weighted Average Exercise Price in US (*)
As at December 31, 1999	342,400	12.52
Granted	54,000	21.87
Exercised	(146,600)	13.30
Cancelled	(6,000)	9.50
As at December 31, 2000	243,800	13.24
Granted	115,162	15.30
Exercised	(8,000)	8.97
Cancelled	(65,000)	19.58
As at December 31, 2001	285,962	13.81

(*) *The original HUF based option exercise prices have been converted into US using the applicable year-end US / HUF exchange rate.*

(all amounts in thousands of US$, unless otherwise stated)

The following table summarizes the share options outstanding at December 31, 2001:

Exercise Price in US (*)	Options	Average Remaining Life
14.34	65,162	0.19
13.45	115,800	0.56
10.57	43,000	2.05
14.66	12,000	2.58
16.55	50,000	4.24
10.57-16.55	285,962	1.92

(*) *The original HUF based option exercise prices have been converted into US using the applicable year-end US / HUF exchange rate.*

15. COMMITMENTS AND CONTINGENCIES

The Group is involved in routine litigation and other proceedings in the normal course of business. Management believes that the resolution of these matters will not have a material adverse effect on the Group's financial position or results of operations.

* * * * *

INVITATION TO THE

GENERAL MEETING OF SHAREHOLDERS

NABI RT.

The Board of Directors of North American Bus Industries Rt. (1165 Budapest Újszász u. 45.) hereby notifies the honorable shareholders that the Company's Annual General Meeting of Shareholders at 9:30 a.m. on Friday, April 26, 2001.

Place of the meeting: Hotel Metropol
Budapest, VII. Rákóczi út 58.

Agenda of meeting:

1. Business Report of the Board of Directors on the Company's operations in 2001
2. The Board of Directors' proposal on the 2001 non-consolidated and consolidated financial statements (HAS & US GAAP)
3. The Board of Directors' proposal as to the allocation of the 2001 net income
4. Report of the Supervisory Board on the non-consolidated and consolidated financial statements and the allocation of net income
5. Report of the auditor on the non-consolidated and consolidated financial statements and the allocation of net income.
6. Approval of the 2001 non-consolidated and consolidated financial statements
7. Allocation on the 2001 net income
8. Amendment of the Articles of Association to comply with the Capital Markets Law (2001. CXX tv)
9. Recall of a member of the Supervisory Board and election of a new member
10. Decision on the remuneration of the Board of Directors.
11. Decision on the remuneration of the Supervisory Board.
12. Approval of the remuneration of the auditor in 2002
13. Others

The important figures of NABI Rt's 2001 Consolidated Balance Sheet (US GAAP):

figures in US$ millions

	2001	2000		2001	2000
Total current assets	151.4	130.9	Short term liabilities	106.6	98.6
Total non-current assets:	69.8	60.1	Long term liabilities	43.8	29.4
Total assets	221.2	191.0	Shareholders' equity	70.8	62.8
			Total liabilities & shareholders' equity	221.2	191.0

The important figures of NABI Rt's 2001 Consolidated Income Statement (US GAAP):

figures in US$ millions except for where market with %

	2001	2000	2001/2000
Net sales	344.0	247.6	139%
Gross profit	44.8	33.2	135%
Operating profit	14.2	10.5	135%
Net income	8.0	1.7	456%

The Company's Supervisory Board has reviewed every recommendation of the Board of Directors regarding the above listed agenda during its meeting on March 25, 2002, and recommends them for approval to the honorable shareholders.

The shares of the Company are registered securities their transfer toward the Company is only valid after the name of the new owner has been registered in the shareholders' registry. Shareholders may be present at the General Meeting in person, or through a representative or proxy. Authorization has to be submitted before the General Meeting begins in the form of a legally official document countersigned by an attorney or notary public.
Participation and voting is possible only for those shareholders who's name is in the Shareholders' Registry on the day of the General Meeting, or holds an equity account notice that certifies ownership of the shares issued on the day of the General Meeting.

Please appear at least one hour before the announced start of the Meeting for registration and voting machine issuance purposes.

The consolidated and non-consolidated financial statements of the Company as well as the background materials to the other proposals to be considered by the General Meeting may be viewed at the offices of the company, at its web site at www.nabi.hu, or at the Communication Center of the Budapest Stock Exchange.

In case a quorum of shareholders were not present, the meeting will be repeated at 10:30 a.m. on the day and place shown in this invitation.

Board of Directors
North American Bus Industries Rt.

NABI Rt.
RESOLUTIONS

NABI Rt's Annual General Meeting of Shareholders was held on April 26, 2002. Shareholders owning 55.737 per cent of all shares attended the AGM. The AGM adopted the following resolutions:

Resolution of the AGM No. 1/2002. (IV.26.)
The AGM approved with 2.571.500 votes for, 6.100 votes against and without abstentions the report of the Board of Directors on the 2001 Business Report of the company.

Resolution of the AGM No. 2/2002. (IV.26.)
The AGM approved with 2.571.500 votes and 6.100 abstentions the proposal of the Board of Directors on the non-consolidated and consolidated financial reports based on Hungarian accountancy rules and the US GAAP Consolidated Financial Statements for the fiscal year ended on December 31, 2002. All three financial statements for 2001 are to be approved within a single resolution of the AGM.

Resolution of the AGM No. 3/2002. (IV.26.)
The AGM approved with 2.571.500 votes for and 6.100 votes against the report of the Board of Directors on the allocation of the 2001 net income.

Resolution of the AGM No. 4/2002. (IV.26.)
The AGM approved with 2.571.500 votes and 6.100 abstentions the report of the Supervisory Board on the non-consolidated and consolidated financial statements, the US GAAP Consolidated Financial Statements and the allocation of net income.

Resolution of the AGM No. 5/2002. (IV.26.)
The AGM approved with 2.571.500 votes and 6.100 abstentions the report of the auditor on the non-consolidated and consolidated financial statements, the US GAAP Consolidated Financial Statements and the allocation of net income.

Resolution of the AGM No. 6/2002. (IV.26.)
The AGM approved with 2.571.500 votes and 6.100 abstentions the following financial statements for the fiscal year ended on December 31, 2001:

- ***the US GAAP Consolidated Financial Statements with Total Assets of USD 221.180.000 and After-tax Result of USD 7.952.000,***
- ***the non-consolidated financial statements based on Hungarian accountancy rules with Total Assets of HUF 21.444.057.000 and After-tax Result of HUF 1.725.616.000 and***
- ***the consolidated financial statements based on Hungarian accountancy rules with Total Assets of HUF 61.010.718.000 and After-tax Result of HUF***

2.753.628.000.

Resolution of the AGM No. 7/2002. (IV.26.)

The AGM approved with 2.571.500 votes for and 6.100 votes against the allocation of the 2001 net income in retained earning as follows:

- ***After-tax Result of USD 7.952.000 of the US GAAP Consolidated Financial Statements,***
- ***After-tax Result of HUF 1.725.616.000 of non-consolidated financial statements based on Hungarian accountancy rules and***
- ***After-tax Result of HUF 2.753.628.000 of consolidated financial statements based on Hungarian accountancy rules.***

Resolution of the AGM No. 8/2002. (IV.26.)

The AGM approved unanimously with 2.577.600 votes the amendment of the Articles of Association. This modification was necessary to comply Capital Markets Law. The following sections were amended: 6.1; 6.2.2 (a); 6.3; 6.4; 7.1; 7.2; 7.6; 8.1, 8.2, 8.3, 8.4, 8.5; 9. (l); 13.3; 13.5; 17.1 (g); 32.

Resolution of the AGM No. 10/2002. (IV.26.)

The AGM approved with 2.571.500 votes for and 6.100 votes against to set the monthly remuneration of the Chairman at HUF 357,500 and the monthly remuneration of the members of the Board of Directors at HUF 214,500. The AGM approved the remuneration of the Board Committee members of HUF 71,500 payable after each committee meeting but not more than four times a year. The new remunerations are effective from May 1, 2002.

Resolution of the AGM No. 11/2002. (IV.26.)

The AGM approved with 2.551.500 votes for and 6.100 votes against to set the monthly remuneration of the Chairman at HUF 77,000 and the monthly remuneration of the members of the Supervisory Board at HUF 55,000. The new remunerations are effective from May 1, 2002.

Resolution of the AGM No. 12/2002. (IV.26.)

The AGM approved with 2.571.500 votes for and 6.100 votes against to set the 2002 remuneration of the Auditor at HUF 13 million.

NABI hereby declares that the Company's 2001 Annual Report has been completed and it can be downloaded from the Company's Internet homepage (www.nabi.hu), mailing of a printed copy may be requested from the Corporate Office (1165 Budapest, Ujszasz utca 45. Fax: +36-1-407-2931, E-mail: corporate.office@nabi.hu) or it may be viewed in person during normal working hours at the Company's offices in Budapest.

NABI RT.

ÉSZAK-AMERIKAI JÁRMŰIPARI RT.

NORTH AMERICAN BUS INDUSTRIES RT.

ALAPSZABÁLY

ARTICLES OF ASSOCIATION

2002. ÁPRILIS 26.

APRIL 26, 2002

A TÁRSASÁG CÉGNEVE ÉS SZÉKHELYE

1. A Társaság neve: NABI Észak-Amerikai Járműipari Részvénytársaság

rövidített neve: NABI Rt.

angolul: NABI North American Bus Industries Rt

2. A Társaság székhelye:
1165 Budapest, Újszász u. 45.

A TÁRSASÁG TARTAMA ÉS TEVÉKENYSÉGI KÖRE

3. A Társaság határozatlan időre alakult és nyilvános részvénytársaságként működik. A Társaság a NABI Észak-Amerikai Járműipari Kft. általános jogutódja, az átalakulás napja 1997. március 31.

4. A Társaság tevékenységi köre (TEÁOR szerint):

34.10	Közúti gépjármű gyártása
34.20	Gépjármű-karosszéria, pótkocsi gyártása
34.30	Közúti járműmotor, -alkatrész gyártása
50.10	Gépjármű-kereskedelem
50.30	Gépjárműalkatrész-kereskedelem
71.21	Egyéb szárazföldi jármű kölcsönzése

ALAPTŐKE ÉS RÉSZVÉNYEK

5. A Társaság alaptőkéje:

4.624.600.000,- Ft, azaz négymilliárd hatszázharmincmillió hatszázezer forint.

6. A Társaság részvényei

6.1 A Társaság alaptőkéje 4.624.600 db, egyenként 1.000,- Ft, azaz egyezer forint névértékű, névre szóló, egyenlő és azonos tagsági jogokat megtestesítő dematerializált törzsrészvényből áll. A Társaság a törzsrészvényeken kívül nyilvánosan dematerializált, illetve zártkörű kibocsátás esetén nyomtatott vagy dematerializált formában is kibocsáthat más

NAME AND REGISTERED OFFICE OF THE COMPANY

1. Full name of the Company: NABI Észak-Amerikai Járműipari Részvénytársaság

Abbreviated name: NABI Rt.

In English: NABI North American Bus Industries Rt.

2. Registered office:
H-1165 Budapest, Újszász u. 45.

TERM AND OBJECTS OF THE COMPANY

3. The Company is founded for an indefinite term and operates as a public company.
The Company is the general legal successor of NABI North American Bus Industries Kft. The effective date of transformation was March 31, 1997.

4. The objects of the Company are as follows (according to TEAOR categories):

34.10	Manufacture of public road vehicles
34.20	Manufacture of vehicle bodies and trailers
34.30	Manufacture of engine and spare parts for public road vehicles
50.10	Trade of vehicles
50.30	Trade of vehicle components
71.21	Rental of other land-vehicle

SHARE CAPITAL AND SHARES OF THE COMPANY

5. Share capital:

HUF 4,624,600,000 (i.e. four billion six hundred and twentyfour million six hundred thousand Hungarian forints).

6. Shares

6.1 The share capital consists of 4.624.600 dematerialized registered ordinary shares of HUF 1,000 each representing equal and identical rights. The Company may issue shares other than registered ordinary shares through public offering in dematerialized, or in case of private placement in both printed and dematerialised form. If the Company issues fajtájú részvényeket. Amennyiben a Társaság nyomdai úton előállított részvényeket bocsát ki, azok összevont címletű részvényként is kibocsáthatók. Az alaptőke teljes egészében be van fizetve.

6.2 Az a részvény, amelyet a Társaságnak vagy a felemelt alaptőkének a cégjegyzékbe történő bejegyzése és az alaptőke, illetve a részvények kibocsátási értékének teljes befizetése előtt állítanak ki (adnak át a részvényesnek vagy írnak jóvá értékpapírszámláján), semmis.

6.2.1 A nyomdai úton előállított részvényen legalább a következőket kell feltüntetni:

(a) a Társaság nevét és székhelyét;

(b) a részvény sorszámát, sorozatát, névértékét és azt, hogy névre szól;

(c) a részvényfajtához, illetve részvényosztályhoz fűződő, az Alapszabályban meghatározott jogokat;

(d) a kibocsátás időpontját, az alaptőke nagyságát és a kibocsátott részvények számát;

(e) az Igazgatóság két tagjának aláírását, amely lehet nyomdai úton sokszorosított aláírás; és

(f) a részvény értékpapír kódját.

6.2.2 A Társaság dematerializált részvényeire vonatkozóan a 6.2.1 pontban foglaltakat kell alkalmazni, azzal az eltéréssel, hogy a részvényen a részvény sorszámát feltüntetni nem kell, valamint az (e) pontban meghatározott személyek aláírása helyett - amelyet a Társaság által kiállított és a Központi Elszámolóház és Értéktár (Budapest) Rt-ben („KELER") elhelyezett okiraton kell feltüntetni -, a dematerializált részvényen az okiratot cégszerűen aláírók neve szerepel. A KELER-nél elhelyezett okirat tartalmazza:

(a) a részvényesek neve kivételével a részvény jogszabályban meghatározott valamennyi tartalmi kellékét;

(b) a kibocsátásról szóló döntést;

shares represented by printed share certificates, such share certificates may be issued in the form of consolidated share certificates (representing more than one share). The shares are fully paid.

6.2 Shares issued (delivered or credited on a securities account) prior to the registration of the Company or of the increased capital by the competent Court of Registration or prior to the full payment of the share capital or the issue price of the shares shall be null and void.

6.2.1 As a minimum requirement the printed share certificates shall bear the following information:

(a) the name and seat of the Company;

(b) the serial number, series, nominal value of the share and the fact that it is registered:

(c) the rights attached to the type or class of shares in question as set out in the Articles of Association;

(d) the date of issuance, amount of share capital and number of shares issued;

(e) the signatures of two members of the Board of Directors, which can be printed signatures; and

(f) the security identification code of the share.

6.2.2 The provisions of 6.2.1 shall be applied with respect to dematerialized shares of the Company with the exception that the serial number of the share need not to be indicated, and instead of the signatures of the persons specified under paragraph (e), their name shall be indicated on the dematerialized shares. The signatures of such persons shall be placed on the document issued by the Company and placed at the Központi Elszámolóház és Értéktár (Budapest) Rt. ("KELER"). The document placed at KELER shall contain the following information:

(a) except the shareholders' name, each required particulars of shares specified by law;

(b) the decision on the issuance;

(c) a kibocsátott teljes sorozat össznévértékét;

(d) a kibocsátott részvények számát; és

(e) a Társaság igazgatósága két tagjának aláírását.

6.3 A Társaság az egy sorozatnak minősülő részvényeknek csak azonos névértéken és azonos módon történő előállításáról rendelkezhet.

Nyomdai úton előállított részvények esetén az Igazgatóság döntése szerint a Társaság kiállíthat összevont címletű részvényeket. Összevont címletű részvények kiállítására csak azonos sorozatba tartozó és azonos névértékű részvények esetében van lehetőség. Bármely részvényes kérheti az Igazgatóságtól az összevont címletű részvényeinek kisebb összevont címletű részvényekre, illetve a jelen Alapszabályban az adott részvénysorozatra meghatározott névértékű (alapcímletű) részvényre történő felbontását, amelyért az Igazgatóság által meghatározott, indokolt összegű díjat kell megfizetnie. Az Igazgatóság a részvényesek ilyen irányú írásbeli kérésének a kérés kézhezvételétől számított 30 napon belül köteles eleget tenni, azaz az összevont címletű részvényt kisebb összevont címletűre, illetve alapcímletű részvényekre becserélni, feltéve, hogy a részvényes az ezzel kapcsolatos díjat előzetesen megfizeti a Társaságnak.

6.4 A Társaság törzsrészvényei dematerializált értékpapírok. A Társaság sorozatban csak névreszóló részvényt bocsáthat ki.

6.5 Abban az esetben, ha a Társaság közgyűlése vagy, adott esetben Igazgatósága új részvények forgalomba hozatala útján történő alaptőke emelést határoz el, a vagyoni hozzájárulást (i) a zártkörű alaptőke-emelés esetén a vételi szándéknyilatkozat megtételekor, (ii) nyilvános alaptőke-emelés esetén pedig a jegyzéskor kell megtenni. Ennek elmulasztása esetén az Igazgatóság harminc (30) napos határidő kitűzésével teljesítésre hívja fel a vételi szándéknyilatkozatot tett vagy a részvényt jegyzett személyt és figyelmezteti, hogy a teljesítés elmulasztása a tagsági jogviszony megszűnését eredményezi. Az a részvényes, akinek tagsági joga így szűnt meg, a vagyoni hozzájárulás teljesítésének elmulasztása miatt a Társaságnak okozott kárért a polgári jog általános szabályai szerinti felelősséggel tartozik.

(c) total face value of the entire series issued;

(d) number of issued shares; and

(e) signatures of two members of the Board of Directors of the Company.

6.3 Within one series the Company may not issue shares with different nominal values or in a different form.

In the case of printed share certificates, the Company may issue consolidated share certificates upon the decision of the Board of Directors, provided that such consolidation may only be carried out for shares belonging to same series of shares having the same nominal value. Any shareholder may request from the Board of Directors the splitting of the consolidated share certificates into consolidated share certificates representing a smaller number of shares, or into share certificates representing one share having the nominal value defined in these Articles of Association for such series of shares against a reasonable fee to be established by the Board of Directors. The Board of Directors shall comply with such request, i.e. to exchange the consolidated share certificates for a consolidated share certificate of a smaller number of shares or into certificates representing one share within 30 days from receipt of the written request and issue such certificates, provided the shareholder pays the fee of such splitting to the Company in advance.

6.4 The ordinary shares of the Company are dematerialized securities. The Company may issue in series registered shares only.

6.5 In the event the General Meeting or, as the case may be, the Board of Directors of the Company approves a share capital increase by way of issuance of new shares, the contribution shall be due at the time of (i) submission of the declaration of intent to purchase the shares in the case of a closed capital increase or (ii) at the time of the subscription of the shares in the case of a public capital increase. In the event that the person who declared his/her intention to purchase the shares or subscribed shares fails to provide his/her undertaken contribution, the Board of Directors shall notify such shareholder, which notice shall request payment of his/her contribution within 30 days, and shall inform the shareholder that failure to do so will result in termination of the shareholders' legal relationship with the Company. The shareholder whose legal relationship has been terminated this way shall be liable in accordance with the general rules of civil law on damages caused to the Company by his/her failure to provide the contribution.

RÉSZVÉNYKÖNYV ÉS A RÉSZVÉNYESI JOGOK GYAKORLÁSA

REGISTER OF SHARES AND EXERCISE OF SHAREHOLDERS' RIGHTS

7. Részvénykönyv

7. Register of Shares

7.1 Az Igazgatóság a névre szóló részvényesekről, az ideiglenes részvények tulajdonosairól, illetve a részvényesi meghatalmazottakról részvénysorozatonként Részvénykönyvet vezet, amely valamennyi részvényesre vonatkozóan legalább a következőket tartalmazza:

(a) a részvényes/részvényesi meghatalmazott (jogszabályban meghatározott esetben mindkettő) (közös tulajdonban álló részvény esetén a közös képviselő) cége/neve;

(b) a részvényes/részvényesi meghatalmazott (jogszabályban meghatározott esetben mindkettő) (közös tulajdonban álló részvény esetén a közös képviselő) székhelye/lakcíme;

(c) a részvényes részvényeinek darabszáma (és amennyiben a részvényt nyomdai úton állították elő, a sorszáma).

Az Igazgatóság a részvényes írásbeli kérésére a Részvénykönyvből a részvényesre vonatkozó adatokról kivonatot készít.

7.1 The Board of Directors shall keep a Register of Shares of all registered shareholders, the owners of interim shares, and the shareholder's representatives, if any containing as a minimum the following information in respect of each such shareholder:

(a) Name of the shareholder/shareholder's (or both, if it is so required by law) representative (in the case of jointly owned shares, the name of the joint representative);

(b) Registered office (address) of the shareholder/shareholder's representative (or both, if it is so required by law) (in the case of jointly owned shares, the registered office (address) of the joint representative);

(c) Number of shares held by the shareholder (and, in the case of shares represented by printed share certificates, the serial number of such shares).

Upon written request by a shareholder, the Board of Directors shall issue an extract of the Register of Shares containing data in respect of that shareholder.

7.2 A Társaság Igazgatósága a Részvénykönyv vezetésére elszámolóháznak és befektetési vállalkozásnak, pénzügyi intézménynek megbízást adhat. A megbízás tényét a Cégközlönyben és a Magyar Tőkepiacban közzé kell tenni.

7.2 The Board of Directors of the Company may appoint a clearinghouse, an investment enterprise or a financial institution to administer the Register of Shares. Notice of this appointment must be published in the Cégközlöny and in the Magyar Tőkepiac.

7.3 Az a személy, akinek a neve a Részvénykönyvben szerepel, ellenkező bizonyításig a Társaság részvényesének tekintendő.

7.3 The person whose name is registered in the Register of Shares shall be regarded as the shareholder of the Company as long as no evidence to the contrary exists.

7.4 Az Igazgatóság köteles a KELER, mint letéti

7.4 As evidence of ownership, the Company shall

hely által, illetve más szervezet által a KELER igazolása alapján kiállított letéti igazolást, valamint a dematerializált értékpapírok tekintetében a megfelelő időpontra kiállított értékpapírszámla-kivonatot a részvénytulajdont igazoló bizonyítékként elfogadni.

accept the certificate of deposit issued by KELER or issued by another entity on the basis of a certificate issued by the KELER or, with respect to dematerialized shares, the securities account extract issued as of the relevant date.

7.5 A Részvénykönyvbe bejegyzett adatainak megváltozása esetén a részvényes köteles haladéktalanul értesíteni az Igazgatóságot és nyilatkozni az új adatokról. Amennyiben a részvényes ezt a kötelezettségét elmulasztja, úgy az ebből eredő vagy ezzel okozott károkért minden felelősség a részvényest terheli.

7.5 In the event of a change in its data contained in the Register of Shares the shareholder shall immediately notify the Board of Directors and supply information on the changes. If the shareholder fails to comply with this provision the shareholder shall be liable for all the loss and damage arising out of or in connection with that non-compliance.

7.6 A Részvénykönyvbe történő bejegyzést kérő (továbbiakban a "Kérelmező") a bejegyzési kérelmében, illetve ahhoz kapcsolódóan az Igazgatóságnak a következő adatokat köteles bármilyen írásos formában megadni:

(i) részvényfajtánként a részvények száma, névértéke (valamint nyomdai úton előállított részvények esetében a sorszáma);

(ii) a fenti 7.4 pont szerinti értékpapírszámla-kivonat, letéti igazolás vagy ha ilyen nincs, akkor a megfelelő forgatmánnyal ellátott részvény bemutatása;

(iii) részvénytulajdonos/részvényesi meghatalmazott (jogszabályban meghatározott esetben mindkettő) cége/neve;

(iv) részvénytulajdonos/részvényesi meghatalmazott (jogszabályban meghatározott esetben mindkettő)székhelye/lakcíme; és

(v) részvényszerzés időpontja.

7.6 A person who is applying for registration in the Register of Shares (hereinafter the "Applicant") shall submit the following information to the Board of Directors in any written form:

(i) the number and the nominal value of the shares acquired per class (in the case of printed share certificates, the serial number of such share certificates);

(ii) the securities account extract issued by the securities account holder, the certificate of deposit of such shares pursuant to Section 7.4 above, or if that is not available, the share certificates showing the properly executed endorsements;

(iii) the name of the shareholder/shareholder representative if any (or both, if it is so required by law);

(iv) registered office (address) of the shareholder/shareholder representative, if any (or both, if it is so required by law); and

(v) date of acquisition.

7.7 A Részvénykönyvre vonatkozó rendelkezések abban az esetben is alkalmazandók, ha a részvény feletti tulajdonjog nem átruházás útján változott meg.

7.7 The provisions applicable to the Register of Shares shall apply also in case the owner of the share has been changed other than by means of a transfer.

A RÉSZVÉNYEK ÁTRUHÁZÁSA

TRANSFER OF SHARES

8. A részvények átruházása

8. Transfer of Shares

8.1 A Társaság részvényei szabadon átruházhatók. A dematerializált törzsrészvények átruházása

8.1 Shares are freely transferable without restrictions. Dematerialized ordinary shares az eladó értékpapírszámlájának megterhelésével és a vevő értékpapírszámláján történő jóváírással történik azzal, hogy az átruházás a Társasággal szemben attól az időponttól kezdve hatályos és a részvényes a Társasággal szemben a részvényesi jogait csak akkortól gyakorolhatja, amikor az új részvénytulajdonos, illetve a részvényesi meghatalmazott neve (jogszabályban meghatározott esetben mindkettő) a Részvénykönyvbe bevezetésre kerül. A nyomdai úton előállított névre szóló részvények átruházása a részvények hátoldalára vagy toldatára írt teljes vagy üres forgatmánnyal történik azzal, hogy az átruházás a Társasággal szemben attól az időponttól kezdve hatályos és a részvényes a Társasággal szemben a részvényesi jogait csak akkortól gyakorolhatja, amikor az új részvénytulajdonos, illetve a részvényesi meghatalmazott neve a Részvénykönyvbe bevezetésre kerül. Nem jegyezhető be a Részvénykönyvbe az, aki részvényét törvénybe ütköző módon szerezte. A Részvénykönyvbe bejegyzett részvényes részvénye átruházását annak megtörténtétől számított nyolc napon belül köteles bejelenteni a Társaság Igazgatóságának. Ha a részvényes e bejelentési kötelezettségét elmulasztja, akkor az átruházott részvények össznévértéke 0,5 százalékának megfelelő napi kötbért köteles fizetni a késedelem minden napjára. A dematerializált részvény új tulajdonosa az értékpapírszámla-vezetője által kiállított számlakivonattal a nyomdai úton előállított részvény új tulajdonosa pedig a forgatmánnyal ellátott részvények vagy a letéti igazolás bemutatásával köteles részvényszerzését bejelenteni és megadni a 7.6 pontban foglalt adatokat.

are transferred by debiting the securities account of the seller and crediting the securities account of the purchaser provided that such transfer shall become effective vis-à-vis the Company and the shareholders may exercise their rights vis-à-vis the Company only when the name of the transferee or its shareholder representative (or both, if it is so required by law), is entered in the Register of Shares. Printed registered shares are transferred by a full or blank endorsement on the back side of the share certificate or the sheet (allonge) attached to the share provided that such transfer shall become effective vis-à-vis the Company and the shareholders may exercise their rights vis-à-vis the Company only when the name of the transferee or its shareholder representative, is entered in the Register of Shares. The parties who have acquired their shares in breach of applicable laws may not be entered into the Register of Shares. The shareholders entered into the Register of Shares shall report the transfer of their shares to the Board of Directors of the Company within eight days after such transfer. If the shareholders fail to meet their disclosure obligations, they shall be obliged to pay a daily late payment penalty equal to 0.5per cent per cent of the nominal value of the transferred shares for each day of the delay. The new owner of dematerialized shares shall be obliged to notify the Board of Directors of the acquisition of shares by presenting the securities account extract issued by the securities account holder. The new owner of the shares represented by printed share certificates shall be obliged to notify the Board of Directors of the acquisition of shares by presenting endorsed share certificate or certificate of deposit and the information set out in Section 7.6 above.

8.2 A Társaságban 33%-ot, illetve a tőkepiacról szóló 2001. évi CXX. törvény ("Tpt.") 68. § (1) bekezdésében meghatározott esetben 25%-ot meghaladó mértékű befolyás megszerzésére csak a Tpt. szerinti nyilvános vételi ajánlat keretében kerülhet sor.

8.2 For the acquisition of an influence in the Company exceeding 33% or, in the case set out in Section 68 (1) of Act CXX of 2001 on capital market ("Capital Market Act"), 25%, a public purchase offer must be made in accordance with the Capital Market Act.

8.3 Az Igazgatóság köteles megtagadni a Részvénykönyvbe történő bejegyzést abban az esetben, ha a befolyásszerzésre a Tpt-nek a nyilvánosan működő részvénytársaságban történő befolyásszerzésre vonatkozó szabályaitól eltérő módon került sor. Ebben az esetben a Társasággal szemben a tagsági jogok nem gyakorolhatóak. A befolyást szerző a 33, illetve a 25 %-ot meghaladó mértékű

8.3 The Board of Directors is obliged to deny the registration into the Book of Shares when the acquisition of an influence takes place in breach of the regulations of the Capital Market Act regarding the acquisition of influence in public companies. In such a case the shareholders rights cannot be exercised vis-a-vis the Company. The acquiror shall alienate those shares embodying voting rights in szavazati jogot megtestesítő részvényeit köteles a szerzést vagy a Pénzügyi Szervezetek Állami Felügyelete ("Felügyelet") a Tpt-nek a nyilvánosan működő részvénytársaságban történő befolyásszerzésre vonatkozó szabályaitól eltérő befolyásszerzés következményeit megállapító határozatának meghozatalát követő hatvan napon belül elidegeníteni.

excess of 33% or 25%, respectively, of the voting rights of the Company within sixty days from the day of the acquisition or from the date of the resolution of the State Supervision of Financial Organisations ("SSFO") determining the consequences of the unlawful acquisition of influence in a public company.

8.4 Nyilvános vételi ajánlat esetén:

(a) az ajánlattevőnek a befolyásszerzés lebonyolítására forgalmazót kell megbíznia;

(b) az ajánlattevőnek a Társaság jövőbeni működésére vonatkozóan a Tpt. szerinti működési tervet kell készítenie, illetve ha az ajánlattevő akár külföldi, akár belföldi gazdálkodó szervezet gazdasági tevékenységéről jelentést kell készítenie;

(c) a vételi ajánlatot a Felügyeletnek jóvá kell hagynia;

(d) a vételi ajánlat elfogadására nyitva álló határidő legalább harminc, legfeljebb negyvenöt nap lehet. Az elfogadó nyilatkozatok megtételére nyitva álló határidő kezdőnapja nem lehet korábbi időpont, mint a Felügyelet nyilvános vételi ajánlatot jóváhagyó határozatának közzétételére vonatkozó hirdetmény megjelenését követő második nap, és nem lehet későbbi időpont mint a közzétételt követő ötödik nap.

(e) A nyilvános vételi ajánlatot a Társaság valamennyi szavazati jogot megtestesítő részvényére, valamennyi szavazati joggal rendelkező részvényesének kell megtenni.

(f) az ajánlati kötöttség ideje alatt az ajánlatot elfogadó részvényesek kötelesek annál az Igazgatóság által kijelölt budapesti székhelyű hitelintézetnél vagy befektetési társaságnál részvényeiket letétbe helyezni, ahol majd a vételár kifizetése történik. Az ajánlattevő a

8.4 In case of an acquisition of influence through compulsory public purchase offer

(a) the offeror must hire an investment enterprise to manage the implementation of the acquisition of influence;

(b) the offeror, in accordance with the regulations of the Capital Market Act, must prepare a plan for the Company's future operation and if the offeror is a foreign or a domestic business organization, it must prepare a report of its business activity;

(c) the public purchase offer has to be approved by the SSFO;

(d) the period for the acceptance of the public purchase offer shall be at least 30 and not more than 45 days. The first day of the acceptance period of the public purchase offer cannot be earlier than the second and cannot be later than the fifth day from the date of the publication of the announcement regarding the SSFO's approval of the public purchase offer;

(e) the public purchase offer shall be made for all of the shares representing voting rights and for all of the shareholders holding shares representing voting rights;

(f) during the acceptance period those shareholders who accept the offer shall deposit their shares with a credit institution or an investment company, respectively, to be designated by the Board of Directors in Budapest where the payment of the vételár összegének, illetve fedezetének rendelkezésre állásáról a fenti hitelintézet vagy befektetési társaság által hivatalos banki igazolást köteles az Igazgatóság részére bemutatni.

(g) A vételi ajánlatban az ajánlat tárgyát képező részvényeknek ellenértéke nem lehet kevesebb mint a részvényeknek a vételi ajánlat Felügyelet részére történő benyújtását megelőző száznyolcvan nap forgalommal súlyozott tőzsdei átlagára és az ajánlattevő, valamint a Tpt-ben meghatározott kapcsolt személyek által a vételi ajánlat benyújtását megelőző száznyolcvan napon belül a Társaság részvényeire ellenérték fejében kötött átruházási szerződés legmagasabb ára, vagy a vételi, visszavásárlási jog érvényesítése esetén a szerződés lehívási ára és díja együttes összege közül a magasabb összeg.

(h) Az ajánlattevő megkeresésére a Társaság Igazgatósága jogosult, de nem köteles a Társaság működésére vonatkozó információt az ajánlattevő részére átadni. Az ilyen információt az ajánlattevő, az ajánlattevő meghatalmazottja, valamint a forgalmazó köteles az üzleti titokra, az értékpapírtitokra, valamint a bennfentes kereskedelem tilalmára vonatkozó szabályoknak megfelelően kezelni.

(i) Az ajánlattevő valamennyi felajánlott részvényt köteles megvásárolni, kivéve, ha az elfogadó nyilatkozatok alapján az ajánlattevő, illetve a Tpt-ben meghatározott kapcsolt személyek nem szereznek a Társaságban ötven százalékot meghaladó befolyást és a vételi ajánlat erre az esetre tartalmazta az elállás jogának fenntartását. Tilos a részvényesek között a vételi

purchase price will take place. The offeror has to submit a certificate to be issued by the above credit institution or investment company to the Board of Directors confirming the availability of the purchase price or its coverage.

(g) The purchase price shall not be less than the highest of the following prices: (i) the weighted average price of the shares of the Company on the Budapest Stock Exchange during the one hundred eighty (180) days period immediately preceding the submission of the public offer to the SSFO; (ii) the highest price of share sale purchase agreements concluded by the offeror or the connected persons, as defined by the Capital Market Act, for the shares of the Company during the one hundred eighty (180) days period immediately preceding the submission of the public offer to the SSFO; and (iii) in the case of exercising an option or a repurchase right during the above period, the cumulated amount of the purchase price and the option fee.

(h) Upon request of the offeror, the Board of Directors is entitled, but not obliged, to disclose information concerning the operation of the Company to the offeror. Such information shall be handled by the offeror, his proxy and the investment enterprise in compliance with the provisions on business secrets and securities related secrecy obligations and the prohibition of insider dealing.

(i) The offeror must purchase all the offered shares except if the offeror and the connected persons, as defined by the Capital Market Act, do not acquire influence in excess of 50% and the offeror stipulated the right of rescission for such a case. It is prohibited to discriminate among shareholders in relation to their exercising rights in the course of the acceptance of the purchase ajánlat elfogadására vonatkozó jogosultság gyakorlása során hátrányos megkülönböztetést tenni.

offer.

(j) Az ajánlattevő és az elfogadó nyilatkozatot tevő részvényes között a részvény-átruházási szerződés az elfogadó nyilatkozat megtételére nyitva álló határidő zárónapján jön létre, kivéve, ha az esetlegesen szükséges verseny-felügyeleti eljárás ezen a napon még nem zárult le. Ez utóbbi esetben a szerződés a verseny-felügyeleti engedély megadásának napján jön létre.

(j) The contract between the offeror and the shareholder submitting the declarations of acceptance shall come into existence on the last day of the period available for the submission of the declaration of acceptance, except if the necessary Competition Office proceeding has not yet completed on that day. In the latter case the contract comes into existence on the day of the granting of the Competition Office's approval.

(k) Az ajánlattevő az ellenérték teljesítésére a vételi ajánlat elfogadására nyitva álló határidő zárónapját - verseny-felügyeleti eljárás esetén a verseny-felügyeleti engedély megadásának napját - követő öt munkanapon belül köteles.

(k) The offeror shall pay the purchase price within five days of the last day of the acceptance period of the purchase offer. In the case of a Competition Office proceeding, this deadline shall commence on the day of the granting of the Competition Office approval.

8.5 Az Igazgatóság köteles a vételi ajánlatot véleményezni és azt a részvényesek számára a Tpt-ben meghatározott módon közzétenni. Az Igazgatóság jogosult a vételi ajánlat értékelésével a Társaság költségén független pénzügyi szakértőt megbízni. A szakértői értékelést az Igazgatóság a saját véleményével azonos módon teszi közzé.

8.5 The Board of Directors shall form an opinion on the purchase offer to the shareholders and publish it in accordance with the rules of the Capital Market Act. The Board of Directors is entitled to appoint an independent financial advisor, at the Company's costs, to evaluate the purchase offer. The report on the evaluation of such an expert must be published by the Board of Directors in the same way as the Board of Directors has published its own opinion on the purchase offer.

8.6 Az alaptőkének új részvények nyilvános forgalomba hozatalával történő felemelése során a Társaság részvényeseit jegyzési elsőbbség illeti meg az alaptőke-emelésről döntő közgyűlési határozatban foglalt feltételek szerint.

8.6. In case of increasing the share capital by way of issuance of new shares, the shareholders of the Company shall be given priority for the subscription according to conditions to be specified in a resolution of the General Meeting deciding on the capital increase.

KÖZGYŰLÉS, SZAVAZATOK

9. Közgyűlés

A Társaság legfőbb szerve a közgyűlés, amely a részvényesek összességéből áll. Az alábbi döntések a közgyűlés kizárólagos hatáskörébe

GENERAL MEETING, VOTES

9. *General Meeting*

The General Meeting is the principal body of the Company, which comprises all the shareholders. The following activities shall

tartoznak:	fall within the exclusive authority of the General Meeting.
(a) jelen Alapszabály megállapítása és módosítása;	(a) establishing and amending these Articles;
(b) döntés a Társaság működési formájának megváltoztatásáról;	(b) decision on the change of the form of operation of the Company;
(c) a Társaság átalakulásának és jogutód nélküli megszűnésének elhatározása;	(c) decision on the transformation or termination of the Company without legal successor;
(d) az Igazgatóság, a Felügyelő Bizottság tagjainak és a könyvvizsgálónak a megválasztása, visszahívása, valamint díjazásuk megállapítása;	(d) electing and dismissing members of the Board of Directors, Supervisory Board and the auditor, and determining their remuneration;
(e) a számviteli törvény szerinti beszámoló elfogadása, ideértve az adózott eredmény felhasználására vonatkozó döntést is;	(e) approval of the annual financial report prepared according to the Accounting Act, including a decision on the appropriation of after-tax profits;
(f) döntés osztalékelőleg fizetéséről;	(f) decision to pay interim dividends;
(g) döntés a részvények típusának átalakításáról;	(g) decision on whether to alter the type of a share;
(h) döntés nyomdai úton előállított részvény dematerializált részvénnyé történő átalakításáról;	(h) decision to transform printed shares into dematerialized shares;
(i) az egyes részvény-sorozatokhoz fűződő jogok megváltoztatása, illetve az egyes részvényfajták, osztályok átalakítása;	(i) variation of the rights attached to a certain series of shares and the transformation of categories or classes of shares;
(j) döntés átváltoztatható vagy jegyzési jogot biztosító kötvény kibocsátásáról;	(j) decision on the issue of convertible bonds or bonds with subscription rights;
(k) amennyiben a társasági törvény másképp nem rendelkezik, döntés a saját részvény megszerzéséről, továbbá a saját részvényre kapott nyilvános vételi ajánlat elfogadásáról;	(k) decision on the acquisition by the Company of its own shares, unless otherwise provided by the Companies Act and on the acceptance of a public offer to purchase the Company shares owned by the Company.
(l) döntés a Társaság részvényeinek bármely tőzsdéről, illetve jegyzési rendszerből történő kivezetésének kérelmezéséről, kivéve ha van olyan részvényes aki legalább 75 %-os szavazati joggal rendelkezik a kivezetni kívánt sorozat vonatkozásában, mert ebben az esetben ezen részvényes a teljes	(l) decision on delisting the shares of the Company from any stock exchange or any listing system, except if there is a shareholder who has at least 75 % of the voting rights in connection with the series that are subject to the proposed delisting, in which case such shareholder, in the form of a legal

bizonyító erejű magánokiratba foglalt jognyilatkozatával maga is dönthet a részvények kivezetéséről;

(m) a vezetői részvény program és a részvényosztalék program jóváhagyása és módosítása (ide nem értve az ilyen programok által az Igazgatóság jogaként fenntartott módosításokat);

(n) döntés a Felügyelő Bizottság elfogadott ügyrendjének, illetve az ügyrend bármely módosításának jóváhagyásáról; és

(o) döntés minden olyan kérdésben, amelyet a vonatkozó jogszabályok, illetve a jelen Alapszabály a közgyűlés kizárólagos hatáskörébe utal.

10. Évi rendes közgyűlés

Évi rendes közgyűlést minden évben egyszer kell tartani.

Az évi rendes közgyűlés napirendjén legalább a következőknek kell szerepelnie:

(a) a Társaság számviteli törvény szerinti beszámolójának és az adózott eredmény felhasználására vonatkozó igazgatósági javaslatnak az elfogadása;

(b) az Igazgatóság ügyvezetésről, a Társaság vagyoni helyzetéről és üzletpolitikájáról készített jelentésének elfogadása;

(c) a számviteli törvény szerinti beszámoló és az adózott eredmény felhasználásáról szóló felügyelő bizottsági és könyvvizsgálói jelentés elfogadása.

11. Rendkívüli közgyűlés

Rendkívüli közgyűlés hívandó össze az Igazgatóság, továbbá a társasági törvényben (az 1997. évi CXLIV. tv. és annak bármely módosítása, illetve a helyébe lépő jogszabályok) meghatározott esetekben a

declaration set forth in a private instrument with full probative force, can also decide on the delisting of the shares;

(m) approving the Management Share Option Plan and the Stock Dividend Plan of the Company or amending same other than those amendments reserved for the Board of Directors in such Plans;

(n) approving the adopted or amended rules of procedure of the Supervisory Board following the approval by the Supervisory Board; and

(o) deciding on all issues referred by the law or these Articles to the exclusive sphere of authority of the General Meeting.

10. Annual General Meeting

The Annual General Meeting (AGM) shall be held once a year.

The following must be on the agenda of the AGM as a minimum:

(a) approval of the annual financial report prepared in accordance with the Accounting Act and the proposal of the Board of Directors on the appropriation of after-tax profits;

(b) approval of the report of the Board of Directors on the day-to-day management, financial status and business policy of the Company;

(c) approval of the report of the Supervisory Board and the Auditor's report on the annual financial report prepared in accordance with the Accounting Act and the appropriation of after-tax profits;

11. Extraordinary General Meeting

An Extraordinary General Meeting (EGM) shall be convened upon the resolution of the Board of Directors and the Supervisory Board, or the Court of Registration, or upon the request of the Auditor in the cases

Felügyelő Bizottság vagy a Cégbíróság határozata, illetve a könyvvizsgáló kérése esetén, valamint a szavazatok 1/10-ed részét képviselő részvényes vagy részvényesek kérelmére, ha azt az ok és a cél írásbeli megjelölésével, részvényesi mivoltuk igazolása mellett kérik. Az Igazgatóság a közgyűlési hirdetményt az ilyen kérés kézhezvételétől számított 15 napon belül köteles közzétenni.

specified by the Companies Act (Act CXLIV of 1997 including any amendments or replacement thereto), and if requested by a shareholder or shareholders representing at least one-tenth of the votes if they indicate the reason and objective of the meeting and certify their shareholder status. The Board of Directors shall publish the notice for the EGM within 15 days from the receipt of such request.

12. A közgyűlés összehívása

12. Notice of the General Meeting

12.1 A közgyűlésre szóló meghívót a Társaság hirdetményeire meghatározott módon, a tervezett közgyűlést megelőzően legalább 30 nappal az Igazgatóság, illetve a 11. pont vonatkozó rendelkezéseivel összhangban megjelölt más jogosult nyilvánosan közzéteszi a 32. pontban foglaltak szerinti módon.

12.1 The notice for the General Meeting shall be publicly announced by the Board of Directors or other authorized persons or bodies indicated in Section 11 above in accordance with Section 32, but at least thirty days prior to the date of the proposed General Meeting.

12.2 Minden közgyűlési hirdetményben meg kell jelölni a Társaság cégnevét és székhelyét, a közgyűlés helyét, napját és időpontját, a közgyűlés napirendjét, valamint a szavazati jog gyakorlásának Alapszabályban előírt feltételeit, továbbá a határozatképtelenség miatt megismétlendő közgyűlés helyét és idejét. Évi rendes közgyűlés esetében hirdetményben kell közzétenni a Társaság számviteli törvény szerinti beszámolójának és az Igazgatóság, valamint a Felügyelő Bizottság jelentésének lényeges adatait. Amennyiben a közgyűlés napirendjén alaptőke-emelés szerepel, a következő adatokat is fel kell tüntetni a hirdetményben: az alaptőke-emelés módját, tervezett legkisebb összegét, a kapcsolódó Alapszabály módosítás tervezetét, a kibocsátandó új részvények számát, sorozatát, a sorozatba tartozó részvények fajtájához, illetve részvényosztályához kapcsolódó jogokat, a részvények előállításának módját, névértékét, illetve kibocsátási értékét és befizetésének feltételeit.

12.2 The published notice for the General Meeting shall contain the name and registered office of the Company, the venue, date and time of the General Meeting, the agenda of the General Meeting, the conditions of exercising voting rights as specified in the Articles of Association, and the venue and date of a second General Meeting in case the General Meeting has no quorum. The published notice for the Annual General Meeting shall contain the substantial information of the annual financial report prepared in accordance with the Accounting Act and the reports of the Board of Directors and the Supervisory Board. Should a capital increase be on the agenda of the General Meeting, the following shall be also indicated in the published notice for the General Meeting and the relevant public announcement: the method of the registered capital increase, the minimum amount of the increase, the draft amendment to the Articles of Association related to the capital increase, the number and series of the new shares to be issued, the rights attached to the new shares, the method of issue, the nominal value and/or issue price of the shares, as well as the conditions of payment.

12.3 A közzétett napirenden nem szereplő ügyben a közgyűlés csak akkor hozhat döntést, ha valamennyi részvényes jelen van és az új napirendi pont felvételéhez egyhangúlag hozzájárulnak.

12.3 The General Meeting can only adopt resolutions regarding items that do not appear on the announced agenda if all shareholders are present at the General Meeting and unanimously assent to include that item on the agenda of the meeting.

12.4 Amennyiben a magyar jog a közgyűlés valamely határozatához a részvényesek vagy valamely

12.4 In the event that Hungarian law requires the preliminary approval of the shareholders or of részvényesi csoport előzetes hozzájárulását írja elő, ezen hozzájárulásra vagy a hozzájárulás megtagadására vonatkozó nyilatkozatokat a következőképpen kell megtenni: az érintett részvényesek a Társaság Igazgatóságának az adott közgyűlés napja előtt legalább 15 nappal a részvényeseknek kézbesített felhívására nyilatkozhatnak. A nyilatkozatot a felhíváshoz csatolt szavazólapon, közokirati vagy teljes bizonyító erejű magánokirati formában, írásban tehetik meg. A nyilatkozat leadási határideje a közgyűlés megkezdésének időpontja. A nyilatkozatot a Társaság székhelyére, az Igazgatóságnak címezve kell postán megküldeni vagy a közgyűlés helyszínén az Igazgatóság elnökének vagy a vezérigazgatónak a közgyűlés megkezdése előtt átadni. Azon részvényesek hozzájárulását, melyektől az erre rendelkezésre álló határidőn belül nyilatkozat nem érkezik, megadottnak kell tekinteni.

13. Határozatképesség, szavazás a közgyűlésen

13.1 A közgyűlés határozatképes, ha azon a szavazásra jogosító részvények több mint felét képviselő részvényes személyesen, vagy meghatalmazott képviselője útján jelen van. Az ilyen képviseletre szóló meghatalmazást közokiratba vagy teljes bizonyító erejű magánokiratba kell foglalni és azt a közgyűlési meghívóban megjelölt helyen és időben, de legkésőbb a közgyűlés kezdetekor a jegyzőkönyvvezetőnek át kell adni.

13.2 Amennyiben a közgyűlés a kitűzött időpontot követően 30 perccel sem határozatképes, úgy az azonos napirenddel tartandó megismételt közgyűlést az eredeti közgyűlési hirdetményben megjelölt határidőn belül, az ott megjelölt időpontban és helyszínen kell megtartani.

A határozatképtelenség miatt megismételt közgyűlés az eredeti napirenden szereplő ügyekben dönthet és határozatképes függetlenül az ilyen megismételt közgyűlésen képviselt alaptőke arányától.

13.3 A közgyűlésen való részvételre és szavazásra az a részvényes jogosult, akinek neve a közgyűlést megelőző tulajdonosi megfeleltetés fordulónapján a Részvénykönyvben szerepel, és a szavazati jogot biztosító részvény a birtokában van, illetve rendelkezik a 7.4 pontban meghatározott letéti igazolással vagy

a group of shareholders to a resolution of the General Meeting, the statements concerning the granting or the refusal of such approval shall be made in the following manner: the affected shareholders are entitled to make a statement on the appeal of the Board of Directors of the Company delivered at least 15 days before the day of the given General Meeting to the shareholders together with the request to vote. They can make a statement in writing on a voting sheet attached to the request letter in the form of a notary document or a private document with full probative force. The deadline for filing the statements is the time of starting of the General Meeting. The statements shall be sent by post to the registered seat of the Company, addressed to the Board of Directors or they shall be handed over to the chairman of the Board of Directors or the Chief Executive Officer at the place of the General Meeting before its start. The approval is deemed to be given by those shareholders who do not respond by the deadline specified for such response.

13. Quorum, Voting

13.1 A General Meeting shall have a quorum if the attending shareholders or their authorized representatives represent more than half of the share capital which carries with it a right to vote. Proxies for the General Meeting must be in form of a legal document or in a fully verifiable private deed and must be submitted to the keeper of the minutes at the place and time as indicated in the notice for the General Meeting, but not later than at the beginning of the General Meeting.

13.2 Where the General Meeting does not have a quorum 30 minutes after the announced time of the meeting, a second General Meeting shall be convened and held on the date and venue set forth in the announcement of the original General Meeting.

Such second General Meeting shall have a quorum to discuss and decide on the same agenda regardless of the amount of share capital represented at such second meeting.

13.3 Those shareholders whose names are listed in the Register of Shares on the turning day of process for verifying the shareholders and their holdings that is taken place before the General Meeting, and possess the shares representing the voting rights, or possess the appropriate securities account extract or értékpapír-számla kivonattal. A Részvénykönyv adatai alapján a Társaság Igazgatósága a közgyűlés helyszínén biztosítja a részvényenkénti szavazás lebonyolíthatóságát.

certificate of deposit, as determined in section 7.4 shall have the right to attend the General Meeting and to vote. Based on data of the Register of Shares, the Board of Directors shall provide appropriate means of voting per share for the shareholders.

13.4 A közgyűlés nyílt szavazással szavaz. A szavazás vagy az előre kiosztott szavazójegyek leadásával, vagy elektronikus úton történhet. A közgyűlés szavazatszámláló bizottságot választ, melynek tagjaira a közgyűlés elnöke tesz javaslatot. A szavazatszámláló bizottság tagjai aláírásukkal hitelesítik a szavazások eredményét, amelyeket csatolni kell a közgyűlési jegyzőkönyvhöz.

13.4 The General Meeting shall vote openly. The votes shall be cast on previously distributed voting ballots or through electronic means. A committee shall be elected based on the proposal by the chairman of the General Meeting to count the votes. The members of the committee counting the votes shall verify the results of each vote by countersigning such results, which must be attached to the minutes of the General Meeting.

13.5 A közgyűlés határozatait a 6.3 és 9. (a), (b), (c), (i), (m), és (l) pontokban felsorolt ügyekben a leadott szavazatok legalább háromnegyedes többségével (ide nem értve a Független Igazgató megválasztását, ami a leadott szavazatok 90 százalékát igényli, valamint a vezetői részvény program egyes, ezen programban meghatározott módosításait, amelyek a teljes alaptőke legalább háromnegyed részét képviselő részvényesek jóváhagyásához kötött), más ügyekben pedig a leadott szavazatok egyszerű többségével hozza meg. A részvényeknek a BÉT-ről történő kivezetését (9. (l) pont) csak akkor hagyhatja jóvá a közgyűlés, ha a BÉT Bevezetési és Forgalombantartási Szabályzatának rendelkezései szerinti tőzsdei ajánlat került megtételre, vagy előzetes kötelezettségvállalás történt tőzsdei ajánlat megtételére, feltéve, hogy a BÉT Bevezetési és Forgalombantartási Szabályzata a tőzsdei ajánlat megtételét a tőzsdei értékpapír listáról való törlés feltételéül szabja. Ha van olyan részvényes, aki a kivezetni kívánt sorozat vonatkozásában legalább 75 %-os szavazati joggal rendelkezik, a teljes bizonyító erejü magánokiratba foglalt jognyilatkozatával maga is dönthet a részvények kivezetéséről. A tartózkodás nem minősül leadott szavazatnak és a határozatképességet nem befolyásolja.

13.5 The General Meeting shall adopt resolutions by at least a three-quarters majority of votes cast regarding items listed under Sections 6.3, and 9(a), (b), (c), (i), (m) and (l) (with the exception of the election of an Independent Director which requires a 90per cent majority of the votes cast and certain amendments to the Management Share Option Plan as provided for in such Plan, which require the approval of shareholders representing at least a three quarter majority of the share capital of the Company) while on other matters it shall adopt resolutions by simple majority of votes cast. The General Meeting may only approve the de-listing of the shares of the Company from the BSE (Section 9 (l)) if a delisting offer was made under the BSE Listing Rules, or a delisting offer was undertaken, provided that the BSE Listing Rules require to make such an offer for the de-listing of the shares. If there is a shareholder who has at least 75 % of the voting rights in connection with the series that are subject to the proposed delisting, such shareholder, in the form of a legal declaration set forth in a private instrument with full probative force, can also decide on the delisting of the shares. Abstention shall not be considered as a vote cast and shall not affect the quorum.

13.6 A fenti 13.5 pontban felsorolt rendelkezések közül azok módosításához, amelyek háromnegyedes minősített többségnél magasabb arányú közgyűlési jóváhagyást írnak elő, ugyanilyen magas arányú közgyűlési határozat szükséges.

13.6 The General Meeting shall only adopt a resolution to amend the provisions contained in Section 13.5 above which require more than a three quarter qualified majority of votes cast by the same percentage of the votes cast.

13.7 Egy részvény egy szavazatra jogosít. Az ideiglenes részvények után járó szavazati jogosultság arányos az ideiglenes részvény

13.7 One share entitles the holder to one vote. In case of interim share certificates the voting right of holders of interim shares will be tulajdonosa által a részvényért a Társaság részére befizetett összeggel.

13.8 A közgyűlésről jegyzőkönyvet kell vezetni a *társasági törvény rendelkezéseivel* összhangban.

14. A Közgyűlés elnöke

14.1 A közgyűlés elnökét a közgyűlésen jelenlévők közül a közgyűlés egyszerű szótöbbséggel választja. Ugyanez az eljárás irányadó a szavazatszámlálók és jegyzőkönyv hitelesítők választására is, azzal, hogy a közgyűlési jegyzőkönyv hitelesítője csak részvényes, illetve annak meghatalmazottja lehet.

14.2 A közgyűlés elnöke kijelöli a jegyzőkönyvvezetőt, elnököl a tanácskozáson a napirend alapján, megadja és megvonja a szót, elrendeli a szavazást és ismerteti annak eredményét, kihirdeti a közgyűlés határozatait.

IGAZGATÓSÁG

15. Igazgatóság tagjai

15.1 *Az Igazgatóság 5-7 tagból áll. Az Igazgatóság tagjai közül legalább egy tagot Független Igazgatónak kell megválasztani azzal, hogy ezen személy(ek) meg kell, hogy feleljen(ek) az alábbi 15.2 pontban foglalt feltételeknek.* Az Igazgatóság tagjait a közgyűlés választja meg három (3) éves időtartamra. Az Igazgatósági tagok választásánál a közgyűlés köteles megjelölni, hogy mely igazgatósági tag(ok) minősül(nek) Független Igazgató(k)nak. Az Igazgatóság tagjai megbízatásuk lejárta után újraválaszthatók. Időközi választással az Igazgatóság tagjává választott igazgatósági tag megbízatása az Igazgatóság többi tagja megbízatásának lejártáig tart.

15.2 Egy személy akkor választható Független Igazgatónak, ha nem tisztségviselője vagy alkalmazottja a Társaságnak, valamely Társult Vállalkozásának vagy Leányvállalatának (a Társult Vállalkozás és a Leányvállalat fogalmát a 16.5 pont határozza meg)(kivéve azt a tényt, hogy *maga is igazgatósági tag), ha nem* tulajdonosa vagy haszonélvezője a Társaság, valamely Társult Vállalkozása vagy Leányvállalata bármely részvényfajtája 5 százalékának vagy ezt meghaladó mértékben

proportional to the percentage which is paid up by the holders.

13.8 Minutes of the General Meeting shall be kept, *according to provisions of the Companies Act.*

14. Chairman of the General Meeting

14.1 The Chairman of the General Meeting is elected from among the persons present at the General Meeting by simple majority of the votes cast. The same applies to election of persons counting the votes and persons authenticating the minutes, except that only a shareholder or its proxy may be appointed to authenticate the minutes of the meeting.

14.2 The Chairman of the General Meeting appoints the keeper of the minutes, presides over the meeting on the basis of the agenda, invites for speaking or refuses the shareholder's request for speaking, orders voting, presents the outcome of voting and announces resolutions of the General Meeting.

BOARD OF DIRECTORS

15. Members of the Board of Directors

15.1 *The Board of Directors shall consist of 5 to 7 members, at least one of whom shall be designated as an Independent Director, who shall qualify as such under Section 15.2 below.* Members of the Board of Directors are elected by the General Meeting for a three-year period. When electing the Board of Directors members the General Meeting shall name the person(s) who will act as Independent Director(s). Members of the Board of Directors may be re-elected following expiry of their term. The term of a member of the Board of Directors who was appointed by an interim election shall cease upon the expiry of the term of the other Board of Directors members.

15.2 A person shall be eligible to be elected as the "Independent Director" if he or she is not an officer or employee of the Company or any Subsidiary or Associated Company of the Company (Associated Company and Subsidiary are defined by Section 16.5 below) (*with the exception of his or her Board of Directors membership) or the legal or beneficial owner, directly or indirectly through* any Subsidiary or Associated Company, of 5per cent or more of any class of the akár közvetlenül akár közvetve valamely Leányvállalaton vagy Társult Vállalkozáson keresztül és ha nem közeli hozzátartozója ezen személyeknek.

Company's or any such Subsidiary's or Associated Company's capital stock or a member of the immediate family of any such person.

15.3 Bármelyik részvényes, akinek az alaptőke több, mint 0,5 százaléka van a tulajdonában, kérheti az Igazgatóságtól, hogy vegye fel a közgyűlés napirendjére a Független Igazgató(k) megválasztását vagy visszahívását. Ebben az esetben az Igazgatóság ezt a kérdést köteles az ilyen kérés kézhezvételét követő legközelebbi közgyűlés napirendjére tűzni. Amennyiben az Igazgatóság az ilyen kérést kevesebb, mint három munkanappal a következő közgyűlés összehívásáról szóló hirdetmény megjelenését megelőzően kapja kézhez, a szóban forgó kérést az ezt követő közgyűlés napirendjére kell felvenni.

15.3 Any shareholder holding more than 0.5 per cent of the share capital shall be entitled to request the Board of Directors to include on the agenda for any General Meeting of the Company the election or dismissal of the (an) Independent Director(s). If so requested, the Board of Directors shall include such business on the agenda of the next General Meeting to be held after the date of receipt of such request. If such request is received less than three business days prior to the date of the notice of such General Meeting, such business shall be included on the agenda of the following General Meeting.

15.4 Az Igazgatóság saját tagjai közül egyszerű többséggel választja meg elnökét.

15.4 The Board of Directors shall elect its Chairman from among its members by simple majority of the members of the Board of Directors.

16. *Az Igazgatóság Ügyrendje*

16. *Rules of the Board of Directors*

16.1 Az Igazgatóság maga állapítja meg szervezeti és működési rendjét (Ügyrend) a jelen Alapszabály keretei között. Az Igazgatóság akkor határozatképes, ha az igazgatósági tagok többsége, de legalább három (3) igazgatósági tag jelen van az ülésen vagy az egyéb módon történő döntéshozatalnál azzal, hogy abban az esetben, ha az Igazgatóság olyan kérdéseket tárgyal, amelyek a 16.4 pontban foglaltak szerint a Független Igazgató vagy, adott esetben, legalább egy Független Igazgató hozzájárulását igénylik, az Igazgatóság csak akkor határozatképes, ha bizonyítható, hogy a Független Igazgatót illetve, adott esetben a Független Igazgatók mindegyikét az ülésről vagy a jelen 16. pontban meghatározott más döntéshozatalról az Igazgatóság részére a Független Igazgató(k) által megadott címen, telefon- és telefax számon megfelelően értesítették az Ügyrendben foglalt szabályokkal összhangban és a Független Igazgató nem volt, illetve több Független Igazgató esetén nem mindegyikük volt akadályoztatva az ülésen illetve az egyéb döntéshozatalban való részvételben. A jelen Alapszabályban "akadályoztatás" valamely cselekmény elvégzésére való képtelenséget jelent orvosi igazolással bizonyított súlyos betegség vagy más elháríthatatlan esemény (vis maior) miatt.

16.1 The Board of Directors shall establish its own rules of procedure in accordance with the provisions of these Articles. The Board of Directors shall have a quorum if the majority of the Board of Directors members but at least 3 members are present, provided that in the event the Board of Directors is to discuss matters which are subject to the affirmative vote of the (an) Independent Director as set out in Section 16.4 below, the Board of Directors shall have a quorum only if it can be proven that (all of) the Independent Director(s) was (were) properly notified of the meeting or other method of discussing the subject matter (as described in this Section 16) at an address, telephone and telefax number provided by the Independent Director(s) to the Board of Directors in accordance with the rules of procedure and, further provided that the Independent Director was not, or, if the Company has more than one Independent Directors, not all of them were in a situation of incapacity preventing him/her (them) from participating at the meeting or in the other method of discussion of the subject matter. For the purposes of these Articles "incapacity" means being prevented from acting as a result of a serious sickness evidenced by medical certificate or as a result of an event of force major.

Az Igazgatóság Ügyrendjének tartalmaznia kell,

The rules of procedure of the Board of

hogy az Igazgatóság döntéséhez szükséges dokumentumokat az Igazgatóság minden egyes tagjának három (3) munkanappal az Igazgatóság ülése előtt meg kell küldeni, kivéve, ha az Igazgatóság adott tagjával másként állapodnak meg.

16.2 Az Igazgatóság ülését az Igazgatóság elnöke vagy bármely két tagja hívhatja össze. Az erre vonatkozó értesítést az ülés napirendjével együtt nyolc (8) nappal az ülés időpontját megelőzően kell az érintettekhez eljuttatni, hacsak az Igazgatóság Ügyrendje másképp nem rendelkezik. Az Igazgatóság az Igazgatóság elnökének vagy bármely két tagjának kezdeményezésére jogosult írásban, ülés tartása nélkül is határozatot hozni. Az Igazgatóság telefonon is megtárgyalhat kérdéseket és hozhat határozatokat az Ügyrendben foglaltakkal összhangban. A 16.1 pontban foglalt, a határozatképességre vonatkozó rendelkezéseket az ilyen alternatív döntéshozatali mechanizmusok esetén is alkalmazni kell, egyébként az ez esetben követendő eljárási rendet az Igazgatóság Ügyrendje tartalmazza. Igazgatósági ülést negyedévente legalább egyszer kell tartani.

16.3 Az Igazgatóság elnöke összehívja és vezeti az Igazgatóság ülését, kijelöli az Igazgatósági ülésről készítendő jegyzőkönyv vezetőjét, elrendeli a szavazást és megállapítja annak eredményét és ellátja az Ügyrendben foglalt egyéb feladatokat.

16.4 Az Igazgatóság határozatait egyszerű szótöbbséggel hozza azzal, hogy legalább egy Független Igazgató hozzájáruló szavazata is szükséges az alábbiakban meghatározott társult ügyletek jóváhagyásához, valamint a Társaság részvényeinek bármely tőzsdéről történő kivezetésére, továbbá a jelen Alapszabálynak a Független Igazgató(k)ra vonatkozó, valamint egyéb olyan alapszabályi rendelkezések módosítására vonatkozó javaslattételhez, amelyet a közgyűlésnek az Alapszabály 13.5 pontja alapján minősített többséggel kell elfogadnia, kivéve ha a Független Igazgató, illetve adott esetben a Független Igazgatók mindegyike megfelelően értesítve volt a 16.1 pontban foglaltakkal összhangban, de a döntéshozatalban bármely okból (ide nem értve a 16.1 pontban meghatározott akadályoztatást)

Directors must stipulate that the documents necessary for the decision of the Board of Directors must be sent to each member of the Board of Directors at least 3 business days prior to the meeting of the Board of Directors, unless an agreement to the contrary is reached with a particular member of the Board of Directors.

16.2 The Chairman or any two members of the Board of Directors shall be entitled to convene a meeting of the Board of Directors. The relevant announcement and the agenda must reach those concerned at least 8 days prior to the proposed date of meeting, unless the rules of procedure of the Board of Directors provide otherwise. The Board of Directors is entitled to adopt a written resolution upon the proposal of the Chairman or any other two members of the Board of Directors in writing without the necessity to convene a meeting. The Board of Directors may also discuss matters and bring a decision over the telephone in accordance with its rules of procedure. The provisions regarding the quorum of the Board of Directors as set out in Section 16.1 shall also apply to any such alternative decision making procedure and the detailed rules of this procedure shall be regulated by the rules of procedure of the Board of Directors. Board of Directors meetings shall be held at minimum once every three months.

16.3 The Chairman of the Board of Directors shall convene and chair the meetings of the Board of Directors, assign the person who keeps minutes of the meeting, order voting, announce the results and perform all other duties prescribed by the rules of procedure of the Board of Directors.

16.4 The Board of Directors shall adopt resolutions by simple majority, provided that, the affirmative vote of at least one Independent Director is also required to approve related party transactions as defined below, and any recommendation to the General Meeting regarding the de-listing of shares of the Company from any stock exchange or the modification of any provisions of these Articles relating to the Independent Director(s) or any resolution which is required to be adopted by a qualified majority of the votes, as described in Section 13.5, except if the Independent Director was or if it is the case, all of the Independent Directors were properly notified in accordance with Section 16.1 but not participating in the decision making process for reasons other than as a result of incapacity nem vesz, illetve több Független Igazgató esetén legalább egyikük nem vesz részt. Szavazategyenlőség esetén az elnök szavazata dönt.

as defined in Section 16.1. In case of a tie vote, the vote of the Chairman shall decide.

Amennyiben az Igazgatóság tagja személyesen vagy egy vállalkozáson vagy befektetésen keresztül; közvetve vagy közvetlenül érdekelt vagy feltehetően elfogult egy üggyel kapcsolatban, az a tag az adott üggyel kapcsolatban nem szavazhat.

If a member of the Board of Directors is personally or directly or indirectly through a business or investment, is interested, or foreseeable biased in the outcome of a matter he/she shall not be entitled to vote in connection with that matter.

A jelen Alapszabályban a "társult ügylet" a Társaság és a Társaságban 33 %-os mértéket meghaladó befolyással rendelkező részvényes ("Meglévő Ellenőrző Részvényes") vagy a Társaság alábbiakban meghatározott jelentős részvényese vagy a Társaság és a Meglévő Ellenőrző Részvényes vagy más jelentős részvényes viszonylatában Társult Személynek minősülő személy között kötendő ügyleteket jelenti. A jelen Alapszabályban "jelentős részvényes" olyan személyt jelent, aki a Társaságban 25%-os mértéket meghaladó befolyással rendelkezik.

For the purpose of these Articles a "related party transaction" means a transaction between the Company and the shareholder having influence in the Company exceeding 33% ("Existing Controlling Shareholder") or any other significant shareholder of the Company (as defined below) or between the Company and any Associated Person in relation to the Existing Controlling Shareholder or any other significant shareholder of the Company. For the purposes of these Articles, a "significant shareholder" means a person who has an influence in the Company exceeding 25%.

Az Igazgatóság köteles biztosítani, hogy a Társaság és annak bármely részvényese, illetve a Társaság és annak, illetve részvényeseinek Társult Személyei között kötendő ügyletek tisztességes piaci alapon kialkudott feltételeket tartalmaznak és ezen az alapon kerülnek teljesítésre is.

The Board of Directors shall make sure that any transaction to be entered into between the Company and any of its shareholders or between the Company and its or its shareholders' Associated Persons contains arms length conditions and is performed on such basis.

16.5 A jelen Alapszabály szempontjából "Társult Személynek" minősül a magánszemély esetén annak a Polgári Törvénykönyv 685. § b) pontjában meghatározott közeli hozzátartozója vagy bármely más személy vagy személyek, akik valamely (írásos vagy szóbeli) megállapodás alapján aktívan együttműködnek az adott magánszeméllyel a Társaságban meglévő részvénytulajdonukon keresztül vagy ilyen megszerzésével annak érdekében, hogy a Társaság irányítása felett ellenőrzési jogot szerezzenek vagy azt ilyen módon konszolidálják.

16.5. For the purposes of these Articles "Associated Person" means, in case of an individual, the close relatives of the individual, as defined in Section 685 b of the Civil Code or any person or persons who, pursuant to an agreement or understanding (whether formal or informal) actively cooperate with the individual through the holding or acquisition by any of them of shares in the Company to obtain or consolidate control of the Company.

A jelen Alapszabály szempontjából szervezet (bármely jogi személy vagy gazdasági társaság, ideértve a jogi személyiség nélküli gazdasági társaságokat is; a továbbiakban: "társaság") esetében Társult Személynek minősül az a személy vagy társaság,

For the purposes of these Articles "Associated Person" means in case of a body corporate (be it a legal person or a company without legal personality) a person or body corporate

(i) amely legalább 15 százalékos Érdekeltséggel rendelkezik a társaságban; vagy

(i) who owns at least a 15 per cent Interest in the body corporate; or

(ii) amely Lényeges Befolyással bír a társaság működésére; vagy

(iii) amely választott vezető tisztségviselője vagy első számú vezetője vagy képviselője annak a társaságnak, amely a fenti 16.5 (i) és (ii) pontok alapján Társult Személynek minősül; vagy

(iv) amelyben a társaság legalább 15 százalékos Érdekeltséggel rendelkezik; vagy

(v) amelynek működésére a társaság Lényeges Befolyással bír; vagy

(vi) amely a társaság Társult Vállalkozása; vagy

(vii) amely valamely (írásos vagy szóbeli) megállapodás alapján aktívan együttműködik az adott társasággal a Társaságban meglévő részvénytulajdonán keresztül vagy ilyen megszerzésével annak érdekében, hogy a Társaság irányítása felett ellenőrzési jogot szerezzen vagy azt ilyen módon konszolidálja.

"Érdekeltség" jelenti azt, ha valaki egy társaságban szavazati jogot biztosító tulajdonhányaddal rendelkezik.

"Lényeges Befolyás" az adott társaság irányításának, ellenőrzésének jogát jelenti oly módon, hogy a társaság alapszabálya, társasági szerződése vagy alapító okirata (vagy más olyan szerződése, amelyben a társaság félként szerepel) értelmében képes a társaság egy vagy több vezető tisztségviselőjét kijelölni vagy ha valaki a társaság döntéseihez szükséges egyetértési joggal rendelkezik.

A jelen Alapszabályban a "Társult Vállalkozásra" vonatkozó hivatkozások egy adott társaság vonatkozásában azt a társaságot jelentik, amely annak Holding Vállalata vagy az adott társaságnak, illetve Holding Vállalatának a Leányvállalata. Ezen meghatározások tartalma a következő:

Egy adott társaság egy másik társaságnak, illetve Holding Vállalatnak a Leányvállalata, ha ez a másik társaság:

(ii) who has a Material Influence on the operation of the body corporate; or

(iii) who is the elected senior official or, chief executive officer or representative of a body corporate which is a Associated Person by virtue of Sections 16 (5) (i) and (ii) above; or

(iv) in which the body corporate owns at least a 15 per cent Interest; or

(v) over which the body corporate has a Material Influence on its operations; or

(vi) which is an Associated Company of the body corporate; or

(vii) who, pursuant to an agreement or understanding (whether formal or informal), actively co-operates with the body corporate through the holding or acquisition by any of them of shares in the Company to obtain or consolidate, control of the Company.

An "Interest" exists if a person owns shares in a company, which carry with them a right to vote.

"Material Influence" means if a person has the right to manage and control a company either by an ability to appoint one or more senior officers of the company under the constitution of the company or under any contract to which the company is a party or otherwise or if a person has a consenting right which is required for the decisions of a company.

References in these Articles to "Associated Company" mean in relation to a company, a company, which is its Holding Company or a Subsidiary of it or of its Holding Company, as these terms are defined below.

A company is a "Subsidiary" of another company, or its "Holding Company", if that other company:

(i) a szavazati jogok többségével rendelkezik az adott társaságban; vagy

(ii) az adott társaság tagja és képes a vezető tisztségviselők többségének megválasztásáról vagy visszahívásáról szóló döntést kieszközölni; vagy

(iii) az adott társaság tagja és egyedül vagy más részvényesekkel vagy tagokkal kötött megállapodása alapján, a szavazati jogok többsége felett ellenőrzést gyakorol az adott társaságban,

vagy ha az adott társaság egy olyan társaság Leányvállalata, amely maga is ennek a másik társaságnak a Leányvállalata.

16.6 Bármelyik Független Igazgató a szavazatok 1/10-ét képviselő részvényesek írásbeli kérelmére, a kérés kézhezvételétől számított tizenöt (15) napon belül köteles a Társaság szervezetével vagy működésével kapcsolatos bármely ügyet megvizsgálni. Bármelyik Független Igazgató jogosult a saját kezdeményezésére is ilyen vizsgálatot lefolytatni. Bármely Független Igazgató ezen felhatalmazása keretében jogosult a Társaság könyveit megvizsgálni és az Igazgatóság, a Felügyelő Bizottság tagjaival és a könyvvizsgálóval, valamint a Társaság bármely alkalmazottjával megbeszéléseket folytatni. Az Igazgatóság tagjai kötelesek minden segítséget megadni a Független Igazgató(k) részére ezen eljárása lefolytatásához. A vizsgálat eredményét jelentés formájában az Igazgatóság elé kell terjeszteni. Az Igazgatóság a jelentés kézhezvételétől számított harminc (30) napon belül határoz a jelentésről.

Bármelyik Független Igazgató jogosult a közgyűlésen beszámolni bármely olyan kérdésben, ami megítélése szerint a részvényesek tájékoztatása szempontjából szükséges.

16.7 A Társaság vezérigazgatójának kinevezéséről és visszahívásáról az Igazgatóság dönt. A vezérigazgató az Igazgatóságtól kapott felhatalmazás alapján jogosult a Társaság dolgozói felett a munkáltatói jogok gyakorlására, mely jogát a Társaság Szervezeti és Működési Szabályzatában foglalt keretek között és feltételekkel a Társaság egyes alkalmazottaira átruházhatja.

(i) holds a majority of the voting rights in it; or

(ii) is a member of it and has the right to appoint or remove a majority of its Board of Directors; or

(iii) is a member of it and controls alone, or pursuant to an agreement with other shareholders or members, a majority of the voting rights in it;

or if it is a Subsidiary of a company which is itself a Subsidiary of that other company.

16.6 Any Independent Director, within 15 days from the date it receives the written request, shall examine any corporate or business issue if shareholders representing at least one-tenth of the votes of the Company so request. Any Independent Director shall have the right to conduct such examination at his or her initiative at any time. Within this authorization, any Independent Director shall have the right to investigate the records of the Company and prepare interviews with members of the Board of Directors, the Supervisory Board and the Auditor and any employee of the Company and the members of the Board of Directors shall use their best efforts in giving their support to the Independent Director in this procedure. The results of the investigation shall be submitted in the form of a report to the Board of Directors. The Board of Directors shall make a decision or statement whichever is appropriate about the submitted report within 30 days from the date it receives the report.

The Independent Director shall be entitled to report to the General Meeting on any matters, which he or she considers should be brought to the attention of shareholders.

16.7 The Board of Directors shall decide on the appointment and dismissal of the Chief Executive Officer of the Company and shall exercise the employer's rights over the Chief Executive Officer. The Chief Executive Officer shall have the right to exercise the employer's rights based on the authorization of the Board of Directors, which right may be transferred to certain other employees of the Company subject to the restrictions and in accordance with the provisions of the Organizational and Operational Rules of the Company.

17. Az Igazgatóság hatásköre és feladatai

17.1 Az Igazgatóság hatásköre és feladatai a következők:

(a) a jelen Alapszabály 9. pontjában felsorolt, a közgyűlés kizárólagos hatáskörébe tartozó ügyekre vonatkozó javaslatok elkészítése és közgyűlés elé terjesztése;

(b) a Cégbírósághoz intézendő bejelentések megtétele;

(c) a Társaság Szervezeti és Működési Szabályzatának elfogadása;

(d) gondoskodás a Társaság üzleti könyveinek vezetéséről;

(e) döntés és intézkedés mindazon a kérdésekben, amelyek nem tartoznak a közgyűlés kizárólagos hatáskörébe;

(f) döntés a Társaság éves és középtávú konszolidált terveiről;

(g) a Társaság vezérigazgatójának, az operációs vezérigazgató-helyettesnek és a pénzügyi vezérigazgató-helyettesnek a kinevezése, visszahívása továbbá hatáskörének és bérezésének meghatározása;

(h) a Társaság dolgozói cégjegyzési jogosultságának meghatározása a jelen Alapszabály 22. pontjával összhangban;

(i) döntés az új részvényesek Részvénykönyvbe történő bejegyzéséről;

(j) a jelen Alapszabály 8.5 pontja szerint jogosult és köteles a nyilvános vételi ajánlatot véleményezni;

(k) a vezetői részvény programmal összhangban a jogosult személy

17. Powers and duties of the Board of Directors

17.1 The Board of Directors shall have the following powers and duties:

(a) making proposals concerning issues falling within the exclusive scope of authority of the General Meeting according to Section 9 of these Articles, and presenting them to the General Meeting;

(b) submission of documents and reports to the Court of Registration;

(c) adoption of the Organizational and Operational Rules of the Company;

(d) keeping of financial records of the Company;

(e) decision on any issue and carrying out any duties not falling within the exclusive competence of the General Meeting;

(f) decision on the Company's consolidated annual and medium-term plan;

(g) appointment and dismissal as well as determination of the authority and remuneration of the Chief Executive Officer, The Chief Operational Officer and the Chief Financial Officer of the Company;

(h) authorization of employees of the Company to sign on behalf of the Company in accordance with Section 22 of these Articles;

(i) decision on registration of new shareholders in the Register of Shares;

(j) obliged and entitled, in accordance with Section 8.5 , to give its opinion on the public purchase offer;

(k) offering to eligible persons the option to acquire shares in részére jogosultság felajánlása részvények jegyzésére;

(l) a részvényosztalék programmal összhangban választási lehetőség felajánlása a részvényeseknek arra nézve, hogy az osztalékot részvények formájában vagy készpénzben kérik;

(m) döntés alaptőke emelésről a 17.2 pontban foglaltakkal összhangban;

(n) a 16.4 pontban meghatározott társult ügyletek jóváhagyása (amennyiben az adott ügylethez a társasági törvény alapján a közgyűlés vagy a Felügyelő Bizottság jóváhagyása szükséges, akkor azt a jóváhagyást is be kell szerezni);

(o) negyedévente a Felügyelő Bizottság, évente pedig a közgyűlés részére jelentés készítése az ügyvezetésről, a Társaság vagyoni helyzetéről és üzletpolitikájáról;

(p) a jelen Alapszabály egyéb rendelkezéseiben és a vonatkozó jogszabályokban meghatározott egyéb kötelezettségek teljesítése és jogok gyakorlása;

(q) a Társaság üzleti évének meghatározása; és

(r) a Társaság kizárólagos tulajdonában lévő Leányvállalatok fölötti tulajdonosi jogok gyakorlása.

17.2 Az Alapszabály ezennel felhatalmazza az Igazgatóságot arra, hogy a Társaság alaptőkéjét 1999. október 4-től évente az adott egy éves periódus első napján bejegyzett alaptőke maximum 25 százalékával felemelje, amely felhatalmazás 2004. október 3-ig érvényes. Az alaptőke-emeléshez az Igazgatóság kétharmados többséggel elfogadott határozatára van szükség. Az Igazgatóság nem jogosult új részvénysorozathoz tartozó részvények kibocsátását elrendelni. Az Igazgatóság ezen alaptőke-emeléseknél saját hatáskörén belül jogosult meghozni a szükséges határozatokat, az alaptőke emeléshez szükséges dokumentumokat aláírni

accordance with the Management Share Option Plan of the Company;

(l) offering to shareholders the option to receive their dividends in shares or in cash in accordance with the Stock Dividend Plan of the Company;

(m) decision concerning share capital increase in accordance with Section 17.2 below;

(n) approval of related party transactions as defined in Section 16.4 (if such transaction requires the approval of the General Meeting or the Supervisory Board in accordance with the Companies Act, than such approval must also be obtained);

(o) preparation of a report quarterly to the Supervisory Board and annually to the General Meeting on the management, financial condition and business policy of the Company;

(p) performing obligations and exercising rights set out in other Sections of these Articles or by law;

(q) determining the Financial year of the Company; and

(r) exercising the ownership rights over the Subsidiaries that are in the exclusive ownership of the Company.

17.2 The Articles of Association authorize the Board of Directors to increase the Company's share capital from 4 October 1999 yearly up to a maximum of 25 per cent of the share capital registered on the first day of the yearly period in question such authorization is valid until 3 October 2004. The Board of Directors shall approve the resolution by a two-third qualified majority to increase the registered capital. The Board of Directors is not authorized to issue a new series of shares. The Board of Directors within its power to increase the share capital is authorized to bring all necessary resolutions and submit to the Court of Registration the documents relating to the increase and to és szerződéseket megkötni, valamint benyújtani az alaptőke emeléssel kapcsolatos dokumentumokat a Cégbírósághoz.

enter into contracts and sign documents which pertain to such share capital increase.

FELÜGYELŐ BIZOTTSÁG

SUPERVISORY BOARD

18. A Felügyelő Bizottság tagjai

18. Members of the Supervisory Board

18.1 A Felügyelő Bizottság 3-7 tagból áll, tagjait a dolgozók által választott tag kivételével a közgyűlés választja meg három (3) éves időtartamra. Időközi választással választott felügyelő bizottsági tag megbízatása a Felügyelő Bizottság tagjai megbízatásának lejártáig tart.

18.1 The Supervisory Board shall consist of 3 - 7 members, who shall be elected by the General Meeting (except for the employee delegated member) for a term of three years. The term of a member of the Supervisory Board elected as a member of the Supervisory Board through an interim election shall be extended to the date of expiry of the term of the members of the Supervisory Board.

18.2 A Felügyelő Bizottság tagjai maguk közül egyszerű szótöbbséggel elnököt választanak.

18.2 The Supervisory Board shall elect a chairman from among its members by majority votes.

18.3 A Felügyelő Bizottság elnöke összehívja és vezeti a Felügyelő Bizottság üléseit, kijelöli a jegyzőkönyvvezetőt, elrendeli a szavazást és megállapítja annak eredményét.

18.3 The chairman of the Supervisory Board convenes and presides over the meetings of the Supervisory Board, assigns the person who keeps the minutes of the meetings, orders voting and determines the outcome of voting.

18.4 A Felügyelő Bizottság ülését annak bármely tagja is összehívhatja az ok és a cél megjelölésével, ha ez irányú kérésüket az elnök nyolc (8) napon belül nem teljesíti.

18.4 Any member of the Supervisory Board may convene a meeting of the Supervisory Board by indicating the reason and objective, if their relevant request is not satisfied by the chairman within 8 days.

19. A Felügyelő Bizottság hatásköre és feladatai

19 Powers and duties of the Supervisory Board

19.1 A Felügyelő Bizottság hatásköre és feladatai a következők:

(a) a közgyűlés elé terjesztendő valamennyi fontos jelentés, továbbá a pénzügyi jelentések (mérleg, eredménykimutatás és cash-flow kimutatás) megvizsgálása és arról jelentés tétele a közgyűlésnek;

(b) a közgyűlés haladéktalan összehívása abban az esetben, ha a jogszabályokba vagy a jelen Alapszabályba ütköző intézkedéseket vagy a Társaság érdekeit sértő mulasztásokat avagy visszaéléseket tapasztal;

(c) a Társaság vezetésének

19.1 The Supervisory Board shall have the following powers and duties:

(a) reviewing each important report submitted to the General Meeting, examination of the financial statements (balance sheet figures, profit and loss statement and cash flow statement), and submission of a relevant report to the General Meeting;

(b) convening a General Meeting without delay in case measures taken by the Company in contravention of laws or these Articles, or default/abuse of authority within the Company is revealed that interfere with the Company's interest;

(c) controlling of Company

felügyelete; és

(d) a jogszabályokban és a jelen Alapszabályban előírt egyéb feladatainak ellátása.

19.2 A Felügyelő Bizottság maga állapítja meg ügyrendjét és azt a közgyűlés elé terjeszti jóváhagyásra.

KÖNYVVIZSGÁLÓ

20. A Társaságnál egy könyvvizsgáló működik. A könyvvizsgáló megbízatása három éves időtartamra szól.

21. A könyvvizsgáló hatásköre és feladatai

(a) a Társaság üzleti könyveinek ellenőrzése;

(b) a Társaság számviteli törvény szerinti beszámolójának és az adózott eredmény felhasználására vonatkozó igazgatósági javaslat megvizsgálásáról szóló jelentés elkészítése;

(c) a jogszabályokban és a jelen Alapszabályban meghatározott egyéb kötelezettségek teljesítése.

A TÁRSASÁG CÉGJEGYZÉSE

22. A Társaság cégjegyzésére jogosultak

(a) az Igazgatóság elnöke és a vezér-igazgató önállóan;

(b) két igazgatósági tag együttesen;

(c) az Igazgatóság bármely tagja (ide nem értve az a) pontban foglalt esetet) egy erre felhatalmazott társasági alkalmazottal együttesen;

(d) az Igazgatóság által erre felhatalmazott két társasági alkalmazott együttesen.

23. A Társaság cégjegyzése akként történik, hogy a géppel vagy kézzel előírt, előnyomtatott cégnév alá a jegyzésre jogosult személy, illetve

management; and

(d) other duties as stipulated by these Articles of Association and the law.

19.2 The Supervisory Board shall adopt its own rules of procedure and shall submit them to the General Meeting for approval.

THE AUDITOR

20. The Company shall have one Auditor elected for three years.

21. Powers and duties of the Auditor.
The Auditor shall have the following powers and duties:

(a) *supervision of Company records;*

(b) preparation of a report on the examination of the annual financial report of the Company prepared in accordance with the Accounting Act and the proposal of the Board of Directors on the appropriation of after-tax profits; and

(c) other duties as stipulated by these Articles of Association and the law.

SIGNING ON BEHALF OF THE COMPANY

22. The following persons shall be entitled to sign on behalf of the Company:

(a) the Chairman of the of Directors or the Chief Executive Officer individually;

(b) two other Board of Directors members jointly;

(c) any Board of Directors member (other than those described in 24 a) above) together with a duly authorized Company employee;

(d) two Company employees together, if duly authorized by the Board of Directors.

23. The authorized person or persons shall join his/their own signatures to the pre-written, pre-typed or pre-printed official name of the

személyek, a hiteles cégaláírási nyilatkozat szerinti saját névaláírásukat csatolják.

A PÉNZÜGYI JELENTÉSEK JÓVÁHAGYÁSA ÉS A NYERESÉG FELOSZTÁSA

24. A Társaság üzleti éve január 1-től december 31-ig tart.

25. Minden pénzügyi év végét követő négy (4) hónapon belül a Társaságra vonatkozó pénzügyi jelentést (mérleget, eredménykimutatást és cash-flow kimutatást) el kell készíteni angol és magyar nyelven a magyar (mind konszolidált, mind pedig nem konszolidált formában), valamint az egyesült államok-beli számviteli szabályok ("US GAAP") szerint konszolidált formában. A Társaság szintén köteles negyedéves konszolidált pénzügyi jelentést készíteni a US GAAP szerint. A Társaság továbbá elkészíti a Tpt. által meghatározott jelentéseket, valamint azon tőzsde által előírt pénzügyi jelentéseket, amelyre a Társaság részvényei bevezetésre kerültek.

26. Az alaptőke terhére a részvényeseknek osztalékot vagy kamatot megállapitani vagy fizetni nem szabad.

27. Osztalékra azok jogosultak, akik a Részvénykönyvben az osztalékfizetés kezdőnapján részvényesként szerepelnek a társasági törvénnyel, a jelen Alapszabállyal és a KELER szabályzataival összhangban. A fel nem vett osztalék követelésére való jog az osztalék esedékességétől számított öt év elteltével évül el.

28. Az osztalékfizetés kezdőnapja az osztalékot megállapító évi rendes közgyűlés napját követő 21. munkanap.

29. Az Igazgatóság döntésének függvényében a részvényesek jogosultak az őket megillető osztalékot részvények formájában kérni, amely esetben az Igazgatóság a Társaság alaptőkéjét a 17.2 pontban foglaltaknak megfelelően felemeli.

30. A Társaság (a részvényosztalék esetét kivéve) az osztalékot banki, postai átutalással vagy készpénzben fizeti ki. A Társaság a banki, postai átutalást a részvényes (közös képviselő) vagy az általa megjelölt személy(ek) részére

Company the same way as his/their signature is certified by a notary and submitted to the Court of Registration for registration.

APPROVAL OF THE FINANCIAL STATEMENTS AND DISTRIBUTION OF PROFIT

24. The business year of the Company extends from 1 January until 31 December.

25. Within four (4) months from the end of each business year financial statements (balance sheet, profit and loss statement and cash-flow statement) must be drawn up both in English and Hungarian in accordance with Hungarian accounting laws (both consolidated and unconsolidated) and US GAAP (consolidated). In addition the Company shall prepare quarterly consolidated financial statements in accordance with US GAAP. The Company shall also prepare the relevant reports required by the Capital Market Act and such interim financial statements as are required by any stock exchange on which its shares are listed.

26. No dividend or interest shall be provided or paid to shareholders from the share capital.

27. Those shareholders are entitled to dividends who are registered in the Register of Shares as shareholders on the commencement date of the payment of dividend in accordance with the Companies Act, these Articles and the rules of KELER. The right to unclaimed dividends shall lapse in five years following its due date.

28. The commencement date of the payment of dividend shall be the 21st business day following the Annual General Meeting declaring the dividend.

29. At the discretion of the Board of Directors shareholders may be offered the opportunity to receive their dividends in the form of shares in which case the Board of Directors shall increase the share capital of the Company in accordance with Section 17.2.

30. With the exception of dividends paid in shares, dividends shall be paid by the Company by bank remittance, postal transfer or in cash. The Company shall make out (or have it made out) the remittance, postal order

teljesíti a részvényesnek a Részvénykönyvben feltüntetett címére vagy más, a részvényes által megjelölt címre vagy a részvényes által megjelölt bankszámlára. Az osztalék összegét a Társaság pénztáránál személyesen is át lehet venni, ha ilyen szándékról a részvényes az esedékességet megelőzően legalább 8 munkanappal írásban értesítette a Társaságot.

to the shareholder (joint representative) or of the person(s) indicated by the shareholder and shall send them to the address of the shareholder indicated in the Register of Shares or to any other address specified by the shareholder, or to the bank account indicated by the shareholder. The sum of the dividend also can be obtained personally at the cashier's office of the Company, if the shareholder notified the Company in writing at least 8 business days before the dividends become due of his intention.

31. Az osztaléknak a részvényes által történő késedelmes felvétele miatt a Társaságot kamatfizetési kötelezettség nem terheli.

31. The Company shall not be obliged to pay interest on dividends if the shareholder takes the dividends after the due date.

HIRDETMÉNYEK

ANNOUNCEMENTS

32. Amennyiben jogszabály kifejezetten mást nem ír elő, a Társaság a hirdetményeit a Magyar Tőkepiac című országos napilapban egy ízben, valamint a Budapesti Értéktőzsde www.bet.hu, valamint a Társaság www.nabi.hu címen elérhető Internet honlapján teszi közzé.

32. Unless the law stipulates otherwise, the Company shall publish its announcements in the national daily newspaper Magyar Tőkepiac once, and also on the Internet homepage of the Budapest Stock Exchange available at www.bse.hu or the internet homepage of the Company available at www.nabi.hu .

33. A jelen Alapszabályból eredő, a részvényesek között vagy a részvényesek és a Társaság között felmerülő valamennyi jogvita eldöntésére a Társaság és a részvényesek alávetik magukat a Magyar Kereskedelmi és Iparkamara mellett szervezett Állandó Választottbíróság, Budapest kizárólagos döntésének azzal, hogy a Választottbíróság a saját Eljárási Szabályzata szerint jár el.

33. In case of each and every legal dispute arising from these Articles between the shareholders or between the shareholders and the Company, the parties submit themselves to the exclusive authority of the Permanent Arbitration attached to the Hungarian Chamber of Industry and Trade which acts in accordance with its own Rules of Procedure.

A TÁRSASÁG MEGSZŰNÉSE, VÉGELSZÁMOLÁS

WINDING UP OF THE COMPANY

34. A Társaság megszűnik, ha

(a) a közgyűlés elhatározza jogutód nélküli megszűnését;

(b) a Társaság más társasággal egyesül, abba beolvad, szétválik vagy más társasági formába átalakul;

(c) a Cégbíróság megszűntnek nyilvánítja; vagy

(d) a bíróság felszámolási eljárás

34. The Company shall cease to exist if

(a) the General Meeting decides to cease operation without having a legal successor;

(b) the Company merges with another company, becomes a part of another company, dissolves or is transformed into another company form;

(c) the Court of Registration declares the Company as having ceased to exist;

(d) the court dissolves the Company

során megszünteti.

35. Ha a Társaság felszámolási vagy végelszámolási eljárás során megszűnik, a részvényes a felszámolás vagy a végelszámolás eredményeként jelentkező felosztható vagyon részvényeivel arányos hányadára jogosult.

Ellenjegyezte:

in the course of liquidation proceedings.

35. In case the Company ceases to exist due to liquidation or winding-up, the part of the proceeds of such liquidation or winding-up remaining after satisfaction of claims against the Company shall be apportioned among the shareholders in proportion to their shares in the share capital of the Company.

Countersigned by:

Martonyi és Kajtár Baker & McKenzie
Ügyvédi Iroda
1062 Budapest, Andrássy út 102.
Tel: 302 3330 Fax: 302 3331

Dr. Siegler Konrád
Ügyvéd